Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

THE DOW CHEMICAL COMPANY,

DIAMOND-ORION HOLDCO, INC.,

DIAMOND MERGER SUB, INC.,

ORION MERGER SUB, INC.

and

E. I. DU PONT DE NEMOURS AND COMPANY,

dated as of December 11, 2015

TABLE OF CONTENTS

		Page

ARTICLE I

FORMATION; THE MERGERS

Section 1.1	Formation of HoldCo; Merger Subs	2
Section 1.2	The Mergers	2
Section 1.3	Closing	2
Section 1.4	Effective Time	3
Section 1.5	Effects of the Transaction	3

ARTICLE II

CERTAIN GOVERNANCE MATTERS

Section 2.1	Name and Trading Symbol	3
Section 2.2	Additional Governance Matters	3
Section 2.3	Integration Planning	7
Section 2.4	Organizational Documents; Subsidiary Arrangements	7

ARTICLE III

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF DIAMOND AND Orion; EXCHANGE OF CERTIFICATES

Section 3.1	Effect on Capital Stock of Diamond and Orion	8
Section 3.2	Exchange of Shares and Certificates	13
Section 3.3	Certain Adjustments	17
Section 3.4	Further Assurances	17

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

Section 4.1	Representations and Warranties of Orion	18
Section 4.2	Representations and Warranties of Diamond	36

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.1	Conduct of Business	51
Section 5.2	No Solicitation by Orion	60

i

Exhibits

Exhibit A — Form of Amended and Restated HoldCo Charter

Exhibit B — Form of Amended and Restated HoldCo Bylaws

Exhibit C — Amended Orion Charter

INDEX OF DEFINED TERMS

Defined Term	Page

Action	24
Advisory Committees	6
affiliate	82
Agreement	1
Agricultural Advisory Committee	6
Agricultural Business	4
Antitrust Laws	19
Applicable Laws	23
Book-Entry Share	13
Canada Competition Act Clearance	74
Certificate	13
Closing	2
Closing Date	2
COBRA	24
Code	1
Confidentiality Agreement	59
control	82
controlled group	83
Controlled Group Liability	82
DGCL	2
Diamond	1
Diamond Alternative Transaction	62
Diamond Awards	10
Diamond Benefit Plan	82
Diamond Book-Entry Share	13
Diamond Certificate	13
Diamond Certificate of Incorporation	35
Diamond Certificate of Merger	3
Diamond Common Stock	1
Diamond Deferred Stock	82
Diamond Disclosure Letter	35
Diamond Equity Awards	11
Diamond Equity Plans	82
Diamond ESPP	10
Diamond ESPP Shares	10
Diamond Filed SEC Documents	35
Diamond Financial Advisors	49
Diamond Financial Statements	39
Diamond Intervening Event	64
Diamond Labor Agreement	83
Diamond Material Contracts	47

Diamond Maximum Amount	70
Diamond Merger	1
Diamond Merger Consideration	8
Diamond Merger Sub	1
Diamond Option	83
Diamond Performance Deferred Stock	83
Diamond Permits	41
Diamond Preferred Stock	37
Diamond Qualifying Transaction	79
Diamond Recommendation Change	63
Diamond SEC Documents	39
Diamond Series A Preferred Stock	37
Diamond Stockholder Approval	46
Diamond Stockholders Meeting	66
Diamond Superior Proposal	64
Diamond Surviving Corporation	1
Diamond Third Party	62
Diamond Title IV Plan	42
Diamond Triggering Event	83
Effect	84
Effective Time	3
Employees	72
Enforceability Exceptions	18
Environmental Claim	31
Environmental Laws	31
Environmental Permits	31
ERISA	83
ERISA Affiliate	83
Excess Shares	15
Exchange Act	19
Exchange Agent	13
Exchange Fund	13
Financing Disclosure	71
Foreign Corrupt Practices Act	32
Form S-4	19
GAAP	21
Governmental Entity	19
Hazardous Materials	32
HoldCo	1
HoldCo Bylaws	2
HoldCo Charter	2
HoldCo Common Stock	1
HoldCo Series A Preferred Stock	83
HSR Act	19
Indemnified Parties	69

v

Integration Planning Team	6
Intellectual Property	29
IRS	24
Joint Proxy Statement	19
knowledge	83
Liens	18
Material Adverse Effect	84
Material Sciences Advisory Committee	6
Material Sciences Business	4
Measurement Date	20
Merger Consideration	9
Merger Subs	1
Mergers	1
Multiemployer Plan	85
Multiple Employer Plan	85
New Entity Organizational Documents	85
New Plans	72
Non-U.S. Diamond Labor Agreement	44
Non-U.S. Orion Labor Agreement	27
NYSE	19
Old Plans	72
Orion	1
Orion Alternative Transaction	59
Orion Awards	12
Orion Benefit Plan	85
Orion Book-Entry Share	13
Orion Certificate	13
Orion Certificate of Incorporation	18
Orion Certificate of Merger	3
Orion Common Stock	1
Orion Disclosure Letter	17
Orion Equity Awards	13
Orion Equity Plans	85
Orion Exchange Ratio	9
Orion Filed SEC Documents	17
Orion Financial Advisors	34
Orion Financial Statements	21
Orion Intervening Event	61
Orion Labor Agreement	85
Orion Material Contracts	30
Orion Maximum Amount	70
Orion Merger	1
Orion Merger Consideration	9
Orion Merger Sub	1
Orion Option	85

Orion Permits	23
Orion Preferred Stock	19
Orion PSU Award	85
Orion Qualifying Transaction	78
Orion Recommendation Change	60
Orion RSU Award	85
Orion SEC Documents	21
Orion Stockholder Approval	29
Orion Stockholders Meeting	66
Orion Superior Proposal	61
Orion Surviving Corporation	1
Orion Third Party	60
Orion Title IV Plan	25
Orion Triggering Event	85
Outside Date	77
PBGC	25
Permitted Liens	33
person	86
Pre-Merger Financing Transaction	58
Release	32
Representative	59
Required Consents	67
Requisite Regulatory Approvals	74
Restraints	74
Sarbanes-Oxley Act	21
SEC	17
Securities Act	21
Specialty Products Advisory Committee	6
Specialty Products Business	4
subsidiary	86
Tax	28
Tax Return	28
Taxes	28
Taxing Authority	28
Termination Fee	79
U.S. Diamond Labor Agreement	44
U.S. Orion Labor Agreement	27
WARN Act	26
Willful Breach	86

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of December 11, 2015 (this “Agreement”), by and among DIAMOND-ORION HOLDCO, INC., a Delaware corporation (“HoldCo”), The DOW CHEMICAL COMPANY, a Delaware corporation (“Diamond”), DIAMOND MERGER SUB, INC., a Delaware corporation (“Diamond Merger Sub”), ORION MERGER SUB, INC., a Delaware corporation (“Orion Merger Sub” and, together with Diamond Merger Sub, the “Merger Subs”) and E. I. DU PONT DE NEMOURS AND COMPANY, a Delaware corporation (“Orion”).

W I T N E S S E T H:

WHEREAS, the respective Boards of Directors of Orion and Diamond have deemed it advisable and in the best interests of their respective corporations and stockholders that Orion and Diamond engage in the Mergers (as defined below);

WHEREAS, the Board of Directors of Diamond has approved this Agreement and the merger of Diamond Merger Sub with and into Diamond (the “Diamond Merger”), with Diamond continuing as the surviving corporation and a wholly owned subsidiary of HoldCo (the “Diamond Surviving Corporation”), pursuant to which each share of common stock, par value $2.50 per share, of Diamond (the “Diamond Common Stock”) shall be converted into the right to receive one share of common stock, par value $0.01 per share, of HoldCo (the “HoldCo Common Stock”), upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of Orion has approved this Agreement and the merger of Orion Merger Sub with and into Orion (the “Orion Merger” and, together with the Diamond Merger, the “Mergers”), with Orion continuing as the surviving entity and a wholly owned subsidiary of HoldCo (the “Orion Surviving Corporation”), pursuant to which each share of common stock, par value $0.30 per share, of Orion (the “Orion Common Stock”) shall be converted into the right to receive shares of HoldCo Common Stock, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of HoldCo has approved this Agreement and the Mergers, the Board of Directors of Diamond Merger Sub has approved this Agreement and the Diamond Merger and the Board of Directors of Orion Merger Sub has approved this Agreement and the Orion Merger;

WHEREAS, the respective Boards of Directors of HoldCo, Orion and Diamond have deemed it advisable and in the best interests of their respective corporations and stockholders that, following the Effective Time, HoldCo shall explore and evaluate a separation of the businesses of Orion and Diamond into three publicly-traded companies, one consisting of the Agriculture Business (as defined herein), one consisting of the Material Sciences Business (as defined herein), and one consisting of the Specialty Products Business (as defined herein); and

WHEREAS, for United States federal income tax purposes, it is intended that each of the Orion Merger and the Diamond Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) or, alternatively, as a transaction qualifying for nonrecognition of gain and loss under Section 351 of the Code, and that this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g).

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth herein, the parties agree as follows:

ARTICLE I

FORMATION; THE MERGERS

Section 1.1                                    Formation of HoldCo; Merger Subs. Orion and Diamond have caused HoldCo to be organized under the laws of the State of Delaware.  Orion and Diamond shall take, and shall cause HoldCo to take, all requisite action to cause the certificate of incorporation of HoldCo to be substantially in the form of Exhibit A (the “HoldCo Charter”) and the bylaws of HoldCo to be substantially in the form of Exhibit B (the “HoldCo Bylaws”), in each case, at the Effective Time (as defined below) and until thereafter amended in accordance with the terms thereof and Applicable Law.  Orion and Diamond have caused HoldCo to organize Orion Merger Sub and Diamond Merger Sub under the laws of the State of Delaware.

Section 1.2                                    The Mergers.  (a)        Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Diamond Merger Sub shall be merged with and into Diamond at the Effective Time.  Following the Effective Time, the separate corporate existence of Diamond Merger Sub shall cease, and Diamond shall continue as the surviving corporation in the Diamond Merger and shall succeed to and assume all the rights, privileges, immunities, properties, powers and franchises of Diamond Merger Sub in accordance with the DGCL.

(b)                                 Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, Orion Merger Sub shall be merged with and into Orion at the Effective Time.  Following the Effective Time, the separate legal existence of Orion Merger Sub shall cease, and Orion shall continue as the surviving entity in the Orion Merger and shall succeed to and assume all the rights, privileges, immunities, properties, powers and franchises of Orion Merger Sub in accordance with the DGCL.

(c)                                  In connection with the Mergers, Diamond and Orion shall cause HoldCo to take such actions as may be necessary to reserve, prior to the Mergers, a sufficient number of shares of HoldCo Common Stock to permit the issuance of shares of HoldCo Common Stock to the holders of shares of Diamond Common Stock and Orion Common Stock as of the Effective Time in accordance with the terms of this Agreement.

Section 1.3                                    Closing.  The closing of the Mergers (the “Closing”) shall take place at 10:00 a.m., New York time, on the third business day after satisfaction or waiver of all of the conditions set forth in Article VII (other than those conditions that by their terms are to be fulfilled at the Closing, but subject to the fulfillment or waiver of such conditions), at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York, 10153, unless another time, date or place is agreed to in writing by the parties hereto (the date of the Closing, the “Closing Date”).

Section 1.4                                    Effective Time.  Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall cause the Mergers to be consummated by (a) filing with the Secretary of State of the State of Delaware a Certificate of Merger (the “Diamond Certificate of Merger”) with respect to the Diamond Merger, duly executed and completed in accordance with the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL and (b) filing with the Secretary of State of the State of Delaware a Certificate of Merger (the “Orion Certificate of Merger”) with respect to the Orion Merger, duly executed and completed in accordance with the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL.  The Diamond Merger and the Orion Merger shall become effective concurrently (such time as the Mergers become effective being the “Effective Time”).

Section 1.5                                    Effects of the Transaction.  The Mergers shall have the effects set forth in the applicable provisions of the DGCL.

ARTICLE II

CERTAIN GOVERNANCE MATTERS

Section 2.1                                    Name and Trading Symbol.  The parties shall cause (a) the name of HoldCo to be changed to “DowDuPont” prior to or as of the Effective Time and (b) the ticker symbol of HoldCo to be reserved, prior to or as of the Effective Time, as shall be mutually agreed upon by Orion and Diamond prior to the Effective Time. Notwithstanding the foregoing, the businesses of Orion and its subsidiaries shall continue to operate under the name “DuPont,” and the businesses of Diamond and its subsidiaries shall continue to operate under the name “Dow,” unless and until the Board of Directors of HoldCo following the Effective Time shall approve a name under which the combined businesses shall operate.

Section 2.2                                    Additional Governance Matters.

(a)                                 Dual Headquarters.  Following the Effective Time, HoldCo shall have dual headquarters in Wilmington, Delaware (which shall be the location of the principal executive offices of the Orion Surviving Corporation) and Midland, Michigan (which shall be the location of the principal executive offices of the Diamond Surviving Corporation).

(b)                                 Executive Chair and CEO of HoldCo.

(i)                                     At the Effective Time, Mr. Edward D. Breen, current Chair and Chief Executive Officer of Orion, shall serve as the Chief Executive Officer of HoldCo.  At the Effective Time, Mr. Andrew N. Liveris, current Chairman, Chief Executive Officer and President of Diamond, shall serve as the Executive Chairman of the Board of Directors of HoldCo.

(ii)                                  In the event that, prior to the Effective Time, Mr. Edward D. Breen is unwilling or unable to serve as the Chair and Chief Executive Officer of Orion as a result of death, removal, resignation or any other reason, the then current Chair and Chief Executive Officer of Orion at the Effective Time shall serve as the Chief Executive Officer of HoldCo at the Effective Time.  In the event that, prior to the Effective Time, Mr. Andrew N. Liveris is unwilling or unable to serve as the Chairman, Chief Executive Officer and President of Diamond as a result of death, removal, resignation or any other reason, the then current Chairman, Chief Executive Officer and President of Diamond shall serve as the Executive Chairman of the Board of Directors of HoldCo at the Effective Time.

(iii)                               The Executive Chairman shall be chairman of the Board of Directors of HoldCo and shall have lead responsibility for chairing the Board of Directors of HoldCo. As an executive officer of HoldCo, the Executive Chairman shall report to the Board of Directors of Holdco and shall (A) be jointly responsible for the corporate-wide synergies of the Company, together with the Chief Executive Officer, in consultation with James R. Fitterling (or his successor) (B) have responsibility for the agenda and schedule of all meetings of the Board of Directors, in consultation with the Chief Executive Officer and (C) be primarily responsible for the external representation of HoldCo with all stakeholders, other than with respect to investor relations matters, which shall be the responsibility of the Chief Executive Officer, and with respect to media relations matters, which shall be the joint responsibility of the Executive Chairman and the Chief Executive Officer.  The Executive Chairman shall be directly responsible for (x) the annual strategic plans for HoldCo’s Material Sciences business, consisting of the businesses of Diamond and Orion set forth on Schedule 2.2(b)(iii)(1) (the “Material Sciences Business”) and (y) the establishment, execution and achieving of synergies at the Material Sciences Business level, in each case with the assistance of the Chief Executive Officer. The Executive Chairman shall also be (1) directly responsible for the establishment, integration and operation of the Material Sciences Business, and (2) jointly responsible, together with the Chief Executive Officer, for evaluating new value-creating opportunities for HoldCo’s Specialty Products business, consisting of the businesses Diamond and Orion set forth on Schedule 2.2(b)(iii)(2) (the “Specialty Products Business”). The Executive Chairman shall have all such other powers and perform such other duties as may be assigned by the Board of Directors from time to time.

(iv)                              The Chief Executive Officer shall report to the Board of Directors and shall (A) except as otherwise provided herein, be solely responsible for the financial affairs of HoldCo, including the integration, ongoing operation, and performance of HoldCo, in consultation with James R. Fitterling (or his successor), (B) be jointly responsible for the corporate-wide synergies of HoldCo, together with the Executive Chairman, and in consultation with James R. Fitterling (or his successor), (C) have shared responsibility with the Executive Chairman for the agenda and schedule of all meetings of the Board of Directors, and (D) be primarily responsible for all investor relations matters and jointly responsible, together with the Executive Chairman, for media relations matters.  The Chief Executive Officer shall be directly responsible for (x) the annual strategic plans for each of HoldCo’s agricultural business, consisting of the businesses of Diamond and Orion set forth on Schedule 2.2(b)(iv) (the “Agricultural Business”), and the Specialty Products Business and (y) the establishment, execution and achieving of synergies at each of the Agricultural Business level and Specialty Products Business level, in each case with the assistance of the Executive Chairman. The Chief Executive Officer also shall be (1) directly responsible for the establishment, integration and operation of the each of the Agricultural Business and the Specialty Products Business and (2) jointly responsible, together with the Executive Chairman, for evaluating new value-creating opportunities for Specialty Products Business. The Chief Executive Officer shall have such other powers and perform such other duties as may be assigned by the Board of Directors from time to time.

(c)                                  Other Officers.

(i)                                     At the Effective Time, the individuals set forth on Schedule 2.2(c) hereto, or any successor or substitute appointed prior to the Effective Time in accordance with clause (ii) below, shall become officers of HoldCo, serving in the respective offices set forth beside each individual’s name on the referenced schedule, until such officer’s successor shall be elected and qualified or such officer’s earlier death, resignation, retirement, disqualification or removal in accordance with the certificate of incorporation and bylaws of HoldCo.

(ii)                                  If, before the Effective Time, any of the individuals set forth on Schedule 2.2(c) hereto is unable or unwilling to serve as an officer of HoldCo after the Effective Time as a result of illness, death, resignation or any other reason, then a substitute officer shall be selected, (A) if the departing officer was employed by Orion prior to the Effective Time, by Orion and (B) if the departing officer was employed by Diamond prior to the Effective Time, by Diamond.

(iii)                               All other officers of HoldCo shall be selected pursuant to Section 2.3.

(d)                                 Board of Directors of HoldCo. At the Effective Time, the Board of Directors of HoldCo shall consist of sixteen directors.  Prior to the Effective Time, Orion and Diamond shall each designate directors such that at the Effective Time, the Board of Directors shall be comprised of: (i) the Chair and Chief Executive Officer of Orion as of immediately prior to the Effective Time (who shall be the Chief Executive Officer of HoldCo as of immediately after the Effective Time) and the Independent Lead Director of Orion, who shall be the Orion Co-Lead Director of HoldCo, (ii) the Chairman, Chief Executive Officer and President of Diamond as of immediately prior to the Effective Time (who shall be the Executive Chairman of the Board of Directors of HoldCo as of immediately after the Effective Time) and the Independent Lead Director of Diamond, who shall be the Diamond Co-Lead Director of HoldCo, (iii) six directors, designated by the Board of Orion, each of whom shall be a director of Orion prior to the Effective Time and shall be in addition to (A) the Chair and Chief Executive Officer of Orion and (B) the Independent Lead Director or Orion, in each case as of immediately prior to the Effective Time and (iv) six directors, designated by the Board of Diamond, each of whom shall be a director of Diamond prior to the Effective Time and shall be in addition to the Chairman, Chief Executive Officer and President of Diamond and the Independent Lead Director of Diamond as of immediately prior to the Effective Time; provided that, prior to the Effective Time, in the event that any person designated to serve on the Board of Directors of HoldCo after the Effective Time is unable or unwilling as a result of illness, death, resignation or any other reason, the Board of Directors which designated such person shall designate another of its directors to serve in such person’s place.  The parties agree that each of the members of the Board of Directors of HoldCo, other than the Chief Executive Officer of HoldCo and the Executive Chairman of HoldCo, must qualify as an “independent director” under the listing standards of the New York Stock Exchange (the “NYSE”) and the applicable rules of the SEC.

(e)                                  Advisory Committees.

(i)                                     At the Effective Time, the Board of Directors of HoldCo shall establish three committees of the Board of Directors of HoldCo (the “Advisory Committees”), to oversee the business and affairs of each of (A) the Agricultural Business, (B) the Material Sciences Business and (C) the Specialty Products Business.

(ii)                                  The Advisory Committee overseeing the Agricultural Business (the “Agricultural Advisory Committee”) shall be comprised of (A) members of the HoldCo Board of Directors who were designated by the Board of Directors of Orion, (B) the Executive Chairman of the Board of Directors of HoldCo, (C) the Chief Executive Officer of HoldCo, and (D) former members of the Board of Directors of Orion who are not members of the Board of Directors of HoldCo and who shall serve in an ex officio capacity.  The Agricultural Advisory Committee shall have those responsibilities as set forth in the HoldCo Bylaws.

(iii)                               The Advisory Committee overseeing the Material Sciences Business (the “Material Sciences Advisory Committee”) shall be comprised of (A) members of the HoldCo Board of Directors who were designated by the Board of Directors of Diamond, (B) the Executive Chairman of the Board of Directors of HoldCo, (C) the Chief Executive Officer of HoldCo, and (D) former members of the Board of Directors of Diamond who are not members of the Board of Directors of HoldCo and who shall serve in an ex officio capacity.  The Material Sciences Advisory Committee shall have those responsibilities as set forth in the HoldCo Bylaws.

(iv)                              The Advisory Committee overseeing the Specialty Products Business (the “Specialty Products Advisory Committee”) shall be comprised of (A) the Executive Chairman of the Board of Directors of HoldCo, (B) the Chief Executive Officer of HoldCo, and (C) members of the HoldCo Board of Directors as may be agreed on by the Executive Chairman and the Chief Executive Officer.  The Specialty Products Advisory Committee shall have those responsibilities as set forth in the HoldCo Bylaws.

Section 2.3                                    Integration Planning.

(a)                                 The parties will develop an integration plan with the assistance of an integration planning team (the “Integration Planning Team”), half the members of which shall be comprised of individuals designated by Orion and half the members of which shall be designated by Diamond.  To permit the coordination of Diamond’s and Orion’s related operations on a timely basis, and in an effort to accelerate to the earliest time practicable following the Effective Time the realization of synergies and other benefits expected to be realized by the parties as a result of the transactions contemplated by this Section 2.3, the parties agree that, the Integration Planning Team shall focus on matters of integration with respect to the businesses of Orion and Diamond and potential opportunities for synergies in respect thereof following the Effective Time.  In the event that an individual designated to the Integration Planning Team is unwilling or unable to serve on the Integration Planning Team as a result of death, removal, resignation or any other reason, after their appointment to the Integration Planning Team, (A) to the extent the individual was affiliated with Orion, the remaining members of the Integration Planning Team designated by Orion shall designate a replacement to serve on the Integration Planning Team and (B) to the extent the individual was affiliated with Diamond, the remaining members of the Integration Planning Team designated by Diamond shall designate a replacement to serve on the Integration Planning Team.

(b)                                 Subject to Section 2.2, in connection with the integration of the businesses of Orion and Diamond, the officers and employees of HoldCo and its subsidiaries shall be jointly selected by the parties, on the basis of a best fit approach from among the officers and employees of each of Orion and Diamond, regardless of whether such persons serve as officers or employees of Orion or Diamond prior to the Effective Time.

(c)                                  Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall, directly or indirectly, give any party control over any other party’s operations, business or decision-making before the Effective Time, and control over all such matters shall remain in the hands of the relevant party, subject to the terms and conditions of this Agreement.

Section 2.4                                    Organizational Documents; Subsidiary Arrangements.

(a)                                 At the Effective Time, the Diamond Certificate of Incorporation and the Bylaws of Diamond shall be amended to read in their entirety as the Certificate of Incorporation of Diamond Merger Sub and the Bylaws of the Diamond Merger Sub, respectively (except that references to the name of Diamond Merger Sub shall be replaced by references to the name of Diamond), in each case until thereafter amended in accordance with Applicable Law.

(b)                                 The directors of Diamond Merger Sub immediately prior to the Effective Time shall be the directors of the Diamond Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.  The officers of Diamond immediately prior to the Effective Time shall be the officers of the Diamond Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

(c)                                  At the Effective Time, the Orion Certificate of Incorporation and the Bylaws of Orion shall be amended to read in their entirety as the Certificate of Incorporation of Orion Merger Sub (except in the case that the Orion Preferred Stock remains outstanding as of the Effective Time, in which case the Certificate of Incorporation shall be amended to read in its entirety as substantially set forth on Exhibit C hereto) and the Bylaws of Orion Merger Sub, respectively (except that references to the name of Orion Merger Sub shall be replaced by references to the name of Orion), in each case until thereafter amended in accordance with Applicable Law.

(d)                                 The directors of Orion Merger Sub immediately prior to the Effective Time shall be the directors of the Orion Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.  The officers of Orion immediately prior to the Effective Time shall be the officers of the Orion Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE III

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF DIAMOND AND ORION; EXCHANGE OF CERTIFICATES

Section 3.1                                    Effect on Capital Stock of Diamond and Orion.

(a)                                 Conversion of Diamond Common Stock, Diamond Series A Preferred Stock and Diamond Merger Sub Common Stock.  As of the Effective Time, by virtue of the Diamond Merger and without any action on the part of Diamond, HoldCo, Diamond Merger Sub or the holders of any shares of Diamond Common Stock (or options thereon) or HoldCo Common Stock:

(i)                                     Each issued and outstanding share of Diamond Common Stock (other than any shares of Diamond Common Stock to be canceled pursuant to Section 3.1(e)) shall be converted into the right to receive one fully paid and nonassessable share of HoldCo Common Stock (the “Diamond Merger Consideration”).  As of the Effective Time, all such shares of Diamond Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist.  As of the Effective Time, each holder of a certificate or book-entry share representing any shares of Diamond Common Stock shall cease to have any rights with respect thereto, except the right to receive, upon the surrender thereof the Diamond Merger Consideration in accordance with Section 3.2.

(ii)                                  Each share of Diamond Series A Preferred Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive one fully paid and nonassessable share of HoldCo Series A Preferred Stock. As of the Effective Time, all such shares of Diamond Series A Preferred Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist.  As of the Effective Time, each holder of a share of Diamond Series A Preferred Stock shall be deemed and treated for all corporate purposes to evidence the ownership of the same number of shares of HoldCo Series A Preferred Stock.

(iii)                               Each share of common stock of Diamond Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of Diamond Common Stock, as the common stock of the Diamond Surviving Corporation.

(b)                                 Conversion of Orion Common Stock and Orion Merger Sub Common Stock.  As of the Effective Time, by virtue of the Orion Merger and without any action on the part of Orion, HoldCo, Orion Merger Sub, or the holders of any shares of Orion Common Stock (or options thereon) or HoldCo Common Stock:

(i)                                     Each issued and outstanding share of Orion Common Stock (other than any shares of Orion Common Stock to be canceled pursuant to Section 3.1(e)) shall be converted into the right to receive 1.2820 (the “Orion Exchange Ratio”) fully paid and nonassessable shares of HoldCo Common Stock, together with cash in lieu of fractional shares of HoldCo Common Stock as specified below, without interest (the “Orion Merger Consideration” and, together with the Diamond Merger Consideration, the “Merger Consideration”).  As of the Effective Time, all such shares of Orion Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist.  As of the Effective Time, each holder of a certificate or book-entry share representing any shares of Orion Common Stock shall cease to have any rights with respect thereto, except the right to receive, upon the surrender thereof, the Orion Merger Consideration in accordance with Section 3.2.

(ii)                                  Each share of common stock of Orion Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of Orion Common Stock, as the common stock of the Orion Surviving Corporation.

(c)                                  Effect on Orion Preferred Stock.  Unless redeemed prior to the Effective Time, each share of Orion Preferred Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and be unaffected by the Orion Merger.

(d)                                 Effect on HoldCo Capital Stock.  At the Effective Time, each share of capital stock of HoldCo issued and outstanding immediately prior to the Effective Time shall remain outstanding.  Immediately following the Effective Time, shares of capital stock of HoldCo owned by Diamond Surviving Corporation or the Orion Surviving Corporation shall be surrendered to HoldCo without payment therefor.

(e)                                  Cancellation of Treasury Shares.  Each share of Diamond Common Stock held in the treasury of Diamond immediately prior to the Effective Time, and each share of Orion Common Stock held in the treasury of Orion immediately prior to the Effective Time, shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(f)                                   Treatment of Diamond Equity Awards.

(i)                                     Each Diamond Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be converted into an option to purchase, on the terms and conditions (including, if applicable, any continuing vesting requirements and per share exercise price) under the applicable plan and award agreement in effect immediately prior to the Effective Time, a number of shares of HoldCo Common Stock equal to the total number of shares of Diamond Common Stock subject to such Diamond Option immediately prior to the Effective Time.

(ii)                                  Each unvested share of Diamond Deferred Stock that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be converted into a share of HoldCo deferred stock on the terms and conditions (including, if applicable, any continuing vesting requirements) under the applicable plan and award agreement in effect immediately prior to the Effective Time, with respect to a number of shares of HoldCo Common Stock equal to the number of shares of Diamond Common Stock subject to such Diamond Deferred Stock immediately prior to the Effective Time.

(iii)                               Each vested and unvested share of Diamond Performance Deferred Stock that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be converted into a share of HoldCo deferred stock on the terms and conditions under the applicable plan and award agreement in effect immediately prior to the Effective Time, with respect to a number of shares of HoldCo Common Stock equal to the number of shares of Diamond Common Stock subject to such Diamond Performance Deferred Stock immediately prior to the Effective Time, provided that, each unvested share of Diamond Performance Deferred Stock outstanding immediately prior to the Effective Time shall be converted into time-vested Holdco deferred stock awards vesting at the same times as the expiration of the applicable performance periods under the Diamond Performance Deferred Stock awards, with respect to a number of shares of HoldCo deferred stock determined based on the greater of (i) the applicable target level or (ii) the actual level of performance as of the Effective Time, in each case under the terms of the Diamond Performance Deferred Stock awards.

(iv)                              At the Effective Time, each right of any kind, contingent or accrued, to acquire or receive shares of Diamond Common Stock or benefits measured by the value of shares of Diamond Common Stock, and each award of any kind consisting of shares of Diamond Common Stock that may be held, awarded, outstanding, payable or reserved for issuance under the Diamond Equity Plans and any other Diamond Benefit Plan, other than the Diamond Options, Diamond Deferred Stock and Diamond Performance Deferred Stock (the “Diamond Awards”) shall be converted into the right to acquire or receive, as the case may be, an equivalent number of shares of HoldCo Common Stock, and such Diamond Awards shall otherwise be subject to the terms and conditions applicable to the rights under the relevant Diamond Equity Plan or other

Diamond Benefit Plan.  Similarly, all Diamond Equity Plans and other Diamond Benefit Plans (and awards thereunder) providing for cash payments measured by the value of shares of Diamond Common Stock shall be deemed to refer to an equivalent number of shares of HoldCo Common Stock, and such cash payments shall otherwise be made on the terms and conditions applicable under the relevant Diamond Equity Plan or other Diamond Benefit Plan.

(v)                                 The “Offering Period” (if any) within the meaning of the Diamond 2012 Employee Stock Purchase Plan (the “Diamond ESPP”) that otherwise would be in effect immediately before consummation of the Diamond Merger shall be shortened by setting a new “Exercise Date” (within the meaning of the Diamond ESPP) in respect of such Offering Period that is the day that is at least ten business days before the Effective Time, and any options outstanding under the Diamond ESPP to purchase shares of Diamond Common Stock (“Diamond ESPP Shares”) on such Exercise Date shall be exercised automatically in accordance with the otherwise applicable terms of the Diamond ESPP as in effect on the date hereof.

(vi)                              Effective as of the Effective Time, HoldCo shall assume (A) the Diamond Equity Awards in accordance with the terms of this Section 3.1(f) and (B) sponsorship of each Diamond Equity Plan other than the Diamond ESPP, provided that references to Diamond therein shall thereupon be deemed references to HoldCo and references to Diamond Common Stock therein shall be deemed references to HoldCo Common Stock with appropriate equitable adjustments to reflect the transactions contemplated by this Agreement.

(vii)                           Prior to the Effective Time, the Board of Directors of Diamond or the appropriate committee thereof shall adopt resolutions providing for the treatment of the Diamond Options, Diamond Deferred Stock, Diamond Performance Deferred Stock and Diamond Awards (collectively, the “Diamond Equity Awards”), the Diamond ESPP Shares and the Diamond Equity Plans as contemplated by this Section 3.1(f).

(viii)                        As soon as practicable after the Effective Time, HoldCo shall prepare and file with the SEC a Form S-8 (or file such other appropriate form) registering a number of shares of HoldCo Common Stock necessary to fulfill HoldCo’s obligations under this Section 3.1(f). HoldCo shall take all corporate action necessary to reserve for issuance a sufficient number of shares of HoldCo Common Stock for delivery with respect to the Diamond Equity Awards assumed by it in accordance with this Section 3.1(f).

(g)                                  Treatment of Orion Equity Awards.

(i)                                     Each Orion Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be converted into an option to purchase, on the terms and conditions (including, if applicable, any continuing vesting requirements) under the applicable plan and award agreement in effect immediately prior to the Effective Time, (A) that number of shares of HoldCo Common Stock, rounded down to the nearest whole share, equal to the product determined by multiplying (I) the total number of shares of Orion Common Stock subject to such Orion Option immediately prior to the Effective Time by (II) the Orion Exchange Ratio, (B) at a per-share exercise price, rounded up to the nearest whole cent, equal to the quotient determined by dividing (I) the exercise price per share of Orion Common Stock at which such Orion Option was exercisable immediately prior to the Effective Time by (II) the Orion Exchange Ratio.

(ii)                                  Each Orion RSU Award, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be converted into a HoldCo restricted stock unit award on the terms and conditions (including, if applicable, any continuing vesting requirements) under the applicable plan and award agreement in effect immediately prior to the Effective Time, with respect to a number of shares of HoldCo Common Stock, rounded up to the nearest whole share, determined by multiplying the number of shares of Orion Common Stock subject to such Orion RSU Award immediately prior to the Effective Time by the Orion Exchange Ratio.

(iii)                               Each Orion PSU Award, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be converted into a HoldCo restricted stock unit award on the terms and conditions (including, if applicable, any continuing vesting requirements) under the applicable plan and award agreement in effect immediately prior to the Effective Time, with respect to a number of shares of HoldCo Common Stock, rounded up to the nearest whole share, determined by multiplying the number (A) of shares of Orion Common Stock subject to such Orion PSU Award immediately prior to the Effective Time by (B) the Orion Exchange Ratio, provided that, each unvested Orion PSU outstanding immediately prior to the Effective Time shall be converted into HoldCo restricted stock units vesting at the same times as the expiration of the applicable performance periods under the Orion PSU awards, with respect to a number of shares of HoldCo Common Stock, rounded up to the nearest whole share, determined based on the greater of (i) the applicable target level or (ii) the actual level of performance as of the Effective Time, in each case, under the terms of the Orion PSU awards and multiplied by the Orion Exchange Ratio.

(iv)                              At the Effective Time, each right of any kind, contingent or accrued, to acquire or receive shares of Orion Common Stock or benefits measured by the value of shares of Orion Common Stock, and each award of any kind consisting of shares of Orion Common Stock that may be held, awarded, outstanding, payable or reserved for issuance under the Orion Equity Plans and any other Orion Benefit Plan, other than the Orion Options, the Orion RSU Awards and the Orion PSU Awards (the “Orion Awards”) shall be converted into the right to acquire or receive, as the case may be, the number of shares of HoldCo Common Stock equal to the product (rounded down to the nearest whole number) determined by multiplying (i) the total number of shares of Orion Common Stock subject to such Orion Award immediately prior to the Effective

Time by (ii) the Orion Exchange Ratio, and such Orion Awards shall otherwise be subject to the terms and conditions applicable to the rights under the relevant Orion Equity Plan or other Orion Benefit Plan.  Similarly, all Orion Equity Plans and other Orion Benefit Plan (and awards thereunder) providing for cash payments measured by the value of shares of Orion Common Stock shall be deemed to refer to the number of shares of HoldCo Common Stock equal to the product determined by multiplying such shares of Orion Common Stock by the Orion Exchange Ratio, and such cash payments shall otherwise be made on the terms and conditions applicable under the relevant Orion Equity Plan or other Orion Benefit Plan.

(v)                                 Effective as of the Effective Time, HoldCo shall assume (A) the Orion Equity Awards in accordance with the terms of this Section 3.1(g) and (B) sponsorship of each Orion Equity Plan, provided that references to Orion therein shall thereupon be deemed references to HoldCo and references to Orion Common Stock therein shall be deemed references to HoldCo Common Stock with appropriate equitable adjustments to reflect the transactions contemplated by this Agreement.

(vi)                              Prior to the Effective Time, the Board of Directors of Orion or the appropriate committee thereof shall adopt resolutions providing for the treatment of the Orion Options, Orion RSU Awards, Orion PSU Awards and Orion Awards (collectively, the “Orion Equity Awards”) and the Orion Equity Plans as contemplated by this Section 3.1(g).

(vii)                           As soon as practicable after the Effective Time, HoldCo shall prepare and file with the SEC a Form S-8 (or file such other appropriate form) registering a number of shares of HoldCo Common Stock necessary to fulfill HoldCo’s obligations under this Section 3.1(g).  HoldCo shall take all corporate action necessary to reserve for issuance a sufficient number of shares of HoldCo Common Stock for delivery with respect to the Orion Equity Awards assumed by it in accordance with this Section 3.1(g).

(h)                                 No Dissenters’ Rights. In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of Diamond Common Stock or Orion Common Stock in connection with the Mergers.

Section 3.2                                    Exchange of Shares and Certificates.

(a)                                 Exchange Agent.  Prior to the Effective Time, Orion and Diamond shall mutually designate a bank, trust company or nationally recognized stockholder services provider (the “Exchange Agent”) for the purpose of exchanging, in accordance with this Article III, Certificates and Book-Entry Shares for the Merger Consideration.  In addition, at or prior to the Effective Time, HoldCo shall, and Diamond and Orion shall cause HoldCo to, deposit or cause to be deposited with the Exchange Agent for the benefit of the holders of shares of Diamond Common Stock and the holders of shares of Orion Common Stock evidence of shares of HoldCo Common Stock representing the aggregate amount of shares of HoldCo Common Stock sufficient to deliver the Merger Consideration (such shares, together any dividends or distributions with respect thereto, hereinafter, the “Exchange Fund”).  The Exchange Agent shall deliver the Merger Consideration to be issued pursuant to Section 3.1 out of the Exchange Fund.

(b)                                 Exchange Procedures.  As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate (an “Orion Certificate”) or book-entry share (an “Orion Book-Entry Share”) that immediately prior to the Effective Time represented outstanding shares of Orion Common Stock, as applicable, and to each holder of record of a certificate (a “Diamond Certificate” and, together with an Orion Certificate, a “Certificate”) or book-entry share (a “Diamond Book-Entry Share” and, together with an Orion Book-Entry Share, a “Book-Entry Share,”) that immediately prior to the Effective Time represented outstanding shares of Diamond Common Stock, as applicable, whose shares were converted into the right to receive the applicable Merger Consideration, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates or Book-Entry Shares to the Exchange Agent, and which shall be in such form and have such other provisions as HoldCo may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates and Book-Entry Shares in exchange for the applicable Merger Consideration. Upon surrender of a Certificate or Book-Entry Share, as applicable, for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by HoldCo, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor that number of whole shares of HoldCo Common Stock and/or cash, as applicable, that such holder has the right to receive pursuant to the provisions of this Article III, and the Certificate or Book-Entry Share so surrendered shall forthwith be canceled. If any portion of the applicable Merger Consideration is to be registered in the name of a person other than the person in whose name the applicable surrendered Certificate or Book-Entry Share is registered, it shall be a condition to the registration of such Merger Consideration that the surrendered Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such delivery of the Merger Consideration shall pay to the Exchange Agent any transfer or other taxes required by reason of such registration in the name of a person other than the registered holder of such Certificate or Book-Entry Share or establish to the reasonable satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 3.2, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable Merger Consideration. No interest shall be paid or shall accrue for the benefit of holders of Certificates or Book-Entry Shares on the applicable Merger Consideration payable upon the surrender of Certificates or Book-Entry Shares.

(c)                                  Distributions with Respect to Unexchanged Shares.  No dividends or other distributions with respect to HoldCo Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to any shares of HoldCo Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 3.2(e), in each case until the surrender of such Certificate or Book-Entry Share in accordance with this Article III.  Subject to the effect of Applicable Laws, following surrender of any such Certificate or Book-Entry Share, there shall be paid to the holder of shares of HoldCo Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of HoldCo Common Stock to which such holder is entitled pursuant to Section 3.2(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of HoldCo Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such shares of HoldCo Common Stock.

(d)                                 No Further Ownership Rights in Orion Common Stock, Diamond Common Stock and Diamond Series A Preferred Stock.  All shares of HoldCo Common Stock issued upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article III shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of Orion Common Stock, Diamond Common Stock or Diamond Series A Preferred Stock, as applicable, theretofore represented by such Certificates or Book-Entry Shares, subject, however, to the obligation of HoldCo to pay any dividends or make any other distributions with a record date prior to the Effective Time that may have been declared or made by Orion or Diamond, as applicable, on such shares of Orion Common Stock, Diamond Common Stock or Diamond Series A Preferred Stock in accordance with the terms of this Agreement and that remain unpaid at the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Orion Surviving Corporation of the shares of Orion Common Stock, or the Diamond Surviving Corporation of the shares of Diamond Common Stock or Diamond Series A Preferred Stock, that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates or Book-Entry Shares are presented to HoldCo or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article III, except as otherwise provided by law.

(e)                                  Fractional Shares.

(i)                                     No certificates representing fractional shares of HoldCo Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of HoldCo.

(ii)                                  Notwithstanding any other provision of this Agreement, each holder of shares of Orion Common Stock converted pursuant to either Merger who would otherwise have been entitled to receive a fraction of a share of HoldCo Common Stock (after taking into account all Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fraction as determined below.  As promptly as practicable following the Effective Time, the Exchange Agent shall determine the excess of (i) the number of full shares of HoldCo Common Stock delivered to the Exchange Agent by HoldCo for issuance to holders of Certificates or Book-Entry Shares over (ii) the aggregate number of full shares of HoldCo Common Stock to be distributed to holders of Certificates or Book-Entry Shares (such excess being herein referred to as the “Excess Shares”).  As soon as practicable after the Effective Time, the Exchange Agent, as agent for such holders of Certificates or Book-

Entry Shares, shall sell the Excess Shares at then prevailing prices on the NYSE, all in the manner provided herein.

(iii)                               The sale of the Excess Shares by the Exchange Agent shall be executed on the NYSE and shall be executed in round lots to the extent practicable.  Until the net proceeds of any such sale or sales have been distributed to the holders of Certificates or Book-Entry Shares, the Exchange Agent shall hold such proceeds in trust for such holders.  The net proceeds of any such sale or sales of Excess Shares to be distributed to the holders of Certificates or Book-Entry Shares shall be reduced by any and all commissions, transfer taxes and other out-of-pocket transaction costs, as well as any expenses, of the Exchange Agent incurred in connection with such sale or sales.  The Exchange Agent shall determine the portion of such net proceeds to which each holder of Certificates or Book-Entry Shares shall be entitled, if any, by multiplying the amount of the aggregate net proceeds by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of Certificates or Book-Entry Shares is entitled (after taking into account all Certificates and Book-Entry Shares then held by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all holders of Certificates or Book-Entry Shares are entitled.  As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Certificates or Book-Entry Shares with respect to any fractional share interests, the Exchange Agent shall promptly pay such amounts to such holders subject to and in accordance with this Section 3.2(e).

(f)                                   Return of Merger Consideration.  Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 3.2(a) that remains undistributed to the holders of the Certificates or Book-Entry Shares for one year after the Effective Time shall be delivered to HoldCo, upon demand, and any holders of the Certificates or Book-Entry Shares who have not theretofore complied with this Article III shall thereafter be entitled to look only to HoldCo for payment of their claim for any shares of HoldCo Common Stock, any Cash Consideration, any cash in lieu of fractional shares of HoldCo Common Stock and any dividends or distributions with respect to HoldCo Common Stock.

(g)                                  No Liability.  None of Orion, Diamond, HoldCo, Orion Merger Sub, the Orion Surviving Corporation, Diamond Merger Sub, the Diamond Surviving Corporation or the Exchange Agent shall be liable to any person in respect of any portion of the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.  If any Certificate or Book-Entry Share has not been surrendered prior to seven years after the Effective Time, or immediately prior to such earlier date on which any cash, any shares of HoldCo Common Stock, any cash in lieu of fractional shares of HoldCo Common Stock or any dividends or distributions with respect to HoldCo Common Stock in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate or Book-Entry Share shall, to the extent permitted by Applicable Law, become the property of HoldCo, free and clear of all claims or interests of any person previously entitled thereto.

(h)                                 Investment of Merger Consideration.  The Exchange Agent shall invest any cash included in the Exchange Fund as directed by HoldCo, provided, that no losses on such investments shall affect the cash payable to former holders of shares of Orion Common Stock or shares of Diamond Common Stock pursuant to this Article III.  Any interest and other income resulting from such investments shall be paid to HoldCo.

(i)                                     Withholding Rights.  Each of HoldCo and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax law.  To the extent that amounts are so withheld or paid over to or deposited with the relevant Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

(j)                                    Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by HoldCo or the Exchange Agent, the posting by such person of a bond in such reasonable amount as HoldCo or the Exchange Agent, as applicable, may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall deliver in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration with respect to the shares of Orion Common Stock or shares of Diamond Common Stock, as applicable, formerly represented thereby, any cash in lieu of fractional shares of HoldCo Common Stock, and unpaid dividends and distributions on shares of HoldCo Common Stock deliverable in respect thereof, pursuant to this Agreement.

Section 3.3                                    Certain Adjustments.  If between the date of this Agreement and the Effective Time, the outstanding shares of Orion Common Stock or Diamond Common Stock are changed into a different number of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares, dividend payable in stock or other securities or other similar transaction, the Orion Exchange Ratio and related provisions shall be appropriately adjusted to provide to the holders of Orion Common Stock and Diamond Common Stock or Orion Equity Awards and Diamond Equity Awards the same economic effect as contemplated by this Agreement prior to such reclassification, recapitalization, split-up, combination, exchange, dividend or other similar transaction.

Section 3.4                                    Further Assurances.  At and after the Effective Time, the officers and directors or managers, as applicable, of HoldCo, Diamond Surviving Corporation and Orion Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of Orion or Diamond, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf thereof, any other actions and things necessary to vest, perfect or confirm of record or otherwise in HoldCo, any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by HoldCo as a result of, or in connection with, the Mergers.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

Section 4.1                                    Representations and Warranties of Orion.  Except as set forth in any Orion SEC Document filed and publicly available prior to the date of this Agreement (as amended to the date of this Agreement, the “Orion Filed SEC Documents”) and filed with the Securities and Exchange Commission (the “SEC”) since January 1, 2014 (excluding any disclosures in any risk factors section, in any section related to forward-looking statements and other disclosures that are predictive or forward-looking in nature) or as disclosed in the disclosure letter delivered by Orion to Diamond prior to the date of this Agreement (the “Orion Disclosure Letter”) and making reference to the particular subsection of this Agreement to which exception is being taken (provided, that such disclosure shall be deemed to qualify that particular subsection and such other subsections of this Agreement to the extent that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other subsections), Orion represents and warrants to Diamond as follows:

(a)                                 Organization, Standing and Corporate Power.  Each of Orion and its subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to carry on its business as now being conducted, except, as to subsidiaries, for those jurisdictions where the failure to be so organized, existing or in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Orion.  Each of Orion and its subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Orion.  Orion has delivered to or made available to Diamond prior to the date of this Agreement true and complete copies of any amendments to the Certificate of Incorporation of Orion (the “Orion Certificate of Incorporation”) and the By-laws of Orion not filed as of the date of this Agreement with the Orion Filed SEC Documents.

(b)                                 Corporate Authority; Non-contravention.

(i)                                     Orion has all requisite corporate power and authority to enter into this Agreement and, subject to the Orion Stockholder Approval, to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement by Orion and the consummation by Orion of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Orion, subject in the case of the Orion Merger to the Orion Stockholder Approval.  The Board of Directors of Orion (at a meeting duly called and held) has, by the unanimous vote of all directors of Orion: (a) determined that entering this Agreement and consummating the transactions contemplated hereby, including the Orion Merger, are advisable and fair to, and in the best interests of, Orion and its stockholders; (b) authorized and approved the execution, delivery and performance of this Agreement by Orion and approved the Orion Merger; and (c)  recommended the adoption of this Agreement by the holders of Orion Common Stock and directed that this Agreement be submitted for consideration by Orion’s stockholders at the Orion Stockholders Meeting, and, subject to Section 5.2(b), such resolutions have not been rescinded, modified or withdrawn in any way.  This Agreement has been duly executed and delivered by Orion and, assuming the due authorization, execution and delivery of this Agreement by Diamond, constitutes the legal, valid and binding obligation of Orion, enforceable against Orion in accordance with its terms, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, fraudulent transfer, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting or relating to the enforcement of creditors’ rights generally and (B) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (collectively, the “Enforceability Exceptions”).

(ii)                                  The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions of this Agreement shall not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or result in the creation of any pledge, claim, lien, charge, encumbrance or security interest of any kind or nature whatsoever (collectively, “Liens”) upon any of the properties or assets of Orion or any of its subsidiaries, under (A) the Orion Certificate of Incorporation or the By-laws of Orion or the comparable organizational documents of any of its subsidiaries, (B) any loan or credit agreement, note, bond, mortgage, indenture, trust document, lease or other agreement, instrument, permit, concession, franchise, license or similar authorization to which Orion or any of its subsidiaries is a party or by which Orion, any of its subsidiaries or their respective properties or assets may be bound or (C) subject to the governmental filings and other matters referred to in clause (iii) below, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Orion or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (B) and (C), any such conflicts, violations, defaults, rights, losses, restrictions or Liens that, individually or in the aggregate, would not reasonably be expected to (1) have a Material Adverse Effect on Orion or (2) prevent or materially delay the consummation of any of the transactions contemplated hereby.

(iii)                               No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any federal, state, local, foreign or supranational government, any court, administrative, regulatory or other governmental agency, commission or authority or any non-governmental self-regulatory agency, commission or authority (a “Governmental Entity”) is required by or with respect to Orion or any of its subsidiaries in connection with the execution and delivery of this Agreement by Orion or the consummation by Orion of the transactions contemplated hereby, except for (A) compliance with any applicable requirements of the Hart-Scott-

Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and with any other applicable federal, state or foreign laws that are designed to govern foreign investment or competition, or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade (together with the HSR Act, the “Antitrust Laws”); (B) the filing with the SEC of (x) a proxy statement relating to the Orion Stockholders Meeting (as defined in Section 6.1(b)) (such proxy statement, together with the proxy statement relating to the Diamond Stockholders Meeting, in each case as amended or supplemented from time to time, the “Joint Proxy Statement”), (y) the registration statement on Form S-4 to be filed with the SEC by HoldCo in connection with the issuance of shares of HoldCo Common Stock in the Mergers (the “Form S-4”) and (z) such reports under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as may be required in connection with this Agreement and the transactions contemplated hereby; (C) the filing of the Orion Certificate of Merger and the Diamond Certificate of Merger with the Secretary of State of the state of Delaware and appropriate documents with the relevant authorities of other states in which Orion and Diamond or their respective subsidiaries are qualified to do business; (D) such filings with and approvals of the New York Stock Exchange (the “NYSE”) to permit the shares of HoldCo Common Stock that are to be issued in the Mergers to be listed on the NYSE; and (E) such other consents, approvals, orders or authorizations the failure of which to be made or obtained, individually or in the aggregate, would not reasonably be expected to (1) have a Material Adverse Effect on Orion or (2) prevent or materially delay the consummation of any of the transactions contemplated hereby.

(c)                                  Capital Structure.

(i)                                     The authorized capital stock of Orion consists of 1,800,000,000 shares of Orion Common Stock and 23,000,000 shares of preferred stock, without par value per share (the “Orion Preferred Stock”), of which 1,688,850 shares are designated as Preferred Stock—$4.50 Series and 700,000 shares are designated as Preferred Stock—$3.50 Series.  At the close of business on December 7, 2015 (the “Measurement Date”), (A) 876,833,018 shares of Orion Common Stock were issued and outstanding, (B) 87,041, 027 shares of Orion Common Stock were held by Orion in its treasury, (C) 2,372,594 shares of Orion Preferred Stock were issued and outstanding, of which 1,672,594 were designated as Preferred Stock—$4.50 Series and 700,000 were designated as Preferred Stock—$3.50 Series, (D) 18,784,466 shares of Orion Common Stock were subject to issuance pursuant to Orion Options, (E) 2,810,400 shares of Orion Common Stock were subject to issuance pursuant to Orion RSU Awards, (F) 888,314 shares of Orion Common Stock were subject to issuance pursuant to Orion PSU Awards (assuming satisfaction of any performance vesting conditions at target levels), and (G) 643,588 deferred stock units.

(ii)                                  All outstanding shares of capital stock of Orion are, and all shares of capital stock of Orion that may be issued as permitted by this Agreement or otherwise shall be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.  Except as set forth in this Section 4.1(c) and except for changes since the Measurement Date resulting from the issuance of shares of Orion Common Stock pursuant to Orion Options, Orion RSU Awards or Orion PSU Awards or as expressly permitted by Section 5.1(a)(ii), (A) there are not issued or outstanding (x) any shares of capital stock or other voting securities of Orion, (y) any securities of Orion or any of its subsidiaries convertible into or exchangeable or exercisable for, or based upon the value of, shares of capital stock or voting securities of Orion or (z) any warrants, calls, options or other rights to acquire from Orion or any of its subsidiaries (including any subsidiary trust), or obligations of Orion or any of its subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for, or based upon the value of, capital stock or voting securities of Orion, and (B) there are no outstanding obligations of Orion or any of its subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. There are no unpaid accumulated dividends with respect to the Orion Preferred Stock, whether or not declared, on the Orion Preferred Stock.

(iii)                               There are no voting trusts or other agreements or understandings to which Orion or any of its subsidiaries is a party with respect to the voting of the capital stock or other equity interest of Orion or its subsidiaries.  Neither Orion nor any of its subsidiaries has granted any preemptive rights, anti-dilutive rights or rights of first refusal, registration rights or similar rights with respect to its shares of capital stock that are in effect.

(d)                                 Subsidiaries.

(i)                                     The subsidiaries set forth on Section 4.1(d)(i) of the Orion Disclosure Letter are the only Significant Subsidiaries (as defined in Rule 1-02 of Regulation S-X of the SEC) of Orion.  All outstanding shares of capital stock of, or other equity interests in, each such Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X of the SEC) have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by Orion, free and clear of any Liens and free of any other restriction, including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests.

(ii)                                  There are no outstanding (A) securities of Orion or any of its subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or ownership interests in any of its subsidiaries, (B) warrants, calls, options or other rights to acquire from Orion or any of its subsidiaries, or any obligation of Orion or any of its subsidiaries to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock, voting securities or ownership interests in, any subsidiary of Orion or (C) obligations of Orion or any of its subsidiaries to repurchase, redeem or otherwise acquire any such outstanding securities of subsidiaries of Orion or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities.

(e)                                  SEC Documents; Financial Statements; Undisclosed Liabilities.

(i)                                     Orion and its subsidiaries have filed or furnished all required registration statements, prospectuses, reports, schedules, forms, statements, certifications and other documents (including exhibits and all other information incorporated therein) with the SEC since January 1, 2013 (the “Orion SEC Documents”).  As of their respective dates, the Orion SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to the Orion SEC Documents, and none of the Orion SEC Documents when filed and at their respective effective times, if applicable, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Orion SEC Documents, and, to the knowledge of Orion, none of the Orion SEC Documents is the subject of any outstanding SEC comment or outstanding SEC investigation.

(ii)                                  The consolidated financial statements (including all related notes and schedules) of Orion and its subsidiaries included in the Orion SEC Documents (the “Orion Financial Statements”) were prepared in all material respects in accordance with generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Orion and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which are not material and to any other adjustments described therein, including the notes thereto).

(iii)                               Except (A) as reflected or reserved against in Orion’s unaudited balance sheet as of September 30, 2015 (or the notes thereto) as included in the Orion Filed SEC Documents, (B) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since September 30, 2015 and (C) for liabilities and obligations incurred in connection with or contemplated by this Agreement, neither Orion nor any of its subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required by GAAP to be reflected on a consolidated balance sheet of Orion and its subsidiaries (or in the notes thereto) that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Orion.

(iv)                              Orion maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Orion’s properties or assets.  Since January 1, 2013, none of Orion, Orion’s independent accountants, the Board of Directors of Orion or its audit committee has received any oral or written notification of any (i) “significant deficiency” in the internal controls over financial reporting of Orion, (ii) “material weakness” in the internal controls over financial reporting of Orion or (iii) fraud, whether or not material, that involves management or other employees of Orion who have a significant role in the internal controls over financial reporting of Orion.

(v)                                 The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by Orion are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Orion in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of Orion, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of Orion to make the certifications required under the Exchange Act with respect to such reports.

(vi)                              Neither Orion nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among Orion and any of its subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Orion or any of its subsidiaries in Orion’s or such subsidiary’s published financial statements or other Orion SEC Documents.

(f)                                   Information Supplied.  None of the information supplied or to be supplied by Orion specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, or (ii) the Joint Proxy Statement will, at the date it is first mailed to Orion’s stockholders or at the time of the Orion Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Form S-4 and the Joint Proxy Statement shall comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by Orion with respect to statements made or incorporated by reference therein based on information supplied by

Diamond specifically for inclusion or incorporation by reference in the Form S-4 or the Joint Proxy Statement.

(g)                                  Absence of Certain Changes or Events.

(i)                                     From September 30, 2015, through the date of this Agreement, other than with respect to the transactions contemplated hereby, the businesses of Orion and its subsidiaries have been conducted in all material respects in the ordinary course of business in a manner consistent with past practice.

(ii)                                  Since September 30, 2015, there have been no Effects that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect on Orion.

(h)                                 Compliance with Applicable Laws; Outstanding Orders.

(i)                                     Orion, its subsidiaries and employees hold all permits, licenses, variances, exemptions, orders, registrations and approvals of all Governmental Entities that are required for the operation of the businesses of Orion and its subsidiaries (the “Orion Permits”), except where the failure to have any such Orion Permits, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Orion.  Orion and its subsidiaries are in compliance with the terms of the Orion Permits and all applicable laws, statutes, orders, rules, regulations, policies or guidelines promulgated, or judgments, decisions or orders entered by any Governmental Entity (collectively, “Applicable Laws”) relating to Orion and its subsidiaries or their respective businesses or properties, except where the failure to be in compliance with such Orion Permits or Applicable Laws, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Orion.

(ii)                                  Neither Orion nor any of its subsidiaries is subject to any outstanding order, injunction or decree that, individually or in the aggregate, would reasonably be expected to (A) have a Material Adverse Effect on Orion or (B) prevent or materially delay the consummation of any of the transactions contemplated hereby.

(i)                                     Litigation.  There is no action, suit, investigation or proceeding (each, an “Action”) pending against or, to the knowledge of Orion, threatened in writing against or affecting Orion or any of its subsidiaries or any of their respective properties or any of their respective officers or directors before any court or arbitrator or any Governmental Entity except as, individually or in the aggregate, would not reasonably be expected to (A) have a Material Adverse Effect on Orion or (B) prevent or materially delay the consummation of any of the transactions contemplated hereby.

(j)                                    Benefit Plans.

(i)                                     With respect to each material Orion Benefit Plan, Orion has made available, upon request, to Diamond complete and accurate copies of (A) such Orion Benefit Plan and, to the extent applicable, summary plan description thereof, (B) each trust, insurance, annuity or other funding contract related thereto, (C) the most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto, (D) the most recent annual report on Form 5500 required to be filed with the Internal Revenue Service (the “IRS”) with respect thereto and (E) the most recently received IRS determination letter or opinion, if applicable.

(ii)                                  Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Orion, (A) each of the Orion Benefit Plans has been operated and administered in compliance with its terms and in accordance with Applicable Laws, including ERISA, the Code and in each case the regulations thereunder; (B) no Orion Benefit Plan provides welfare benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of Orion or its subsidiaries beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), or comparable U.S. state or foreign law; (C) all contributions or other amounts payable by Orion or its subsidiaries as of the Effective Time pursuant to each Orion Benefit Plan in respect of current or prior plan years have been timely paid or, to the extent not yet due, have been accrued in accordance with GAAP; (D) neither Orion nor any of its subsidiaries has engaged in a transaction in connection with which Orion or its subsidiaries could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code; and (E) there are no pending, or to the knowledge of Orion, threatened in writing or anticipated claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Orion Benefit Plans or any trusts related thereto.

(iii)                               Except as set forth on Section 4.1(j)(iii) of the Orion Disclosure Letter or as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Orion, none of Orion, any of its subsidiaries or any of their respective ERISA Affiliates contributes to or is obligated to contribute to, or within the six years preceding the date of this Agreement contributed to, or was obligated to contribute to, a Multiemployer Plan or Multiple Employer Plan, and none of Orion, any of its subsidiaries or any of their respective ERISA Affiliates has, within the preceding six years, withdrawn in a complete or partial withdrawal from any Multiemployer Plan or incurred any liability under Section 4202 of ERISA.

(iv)                              Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Orion, each of the Orion Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code, (A) is so qualified and there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan and (B) has received a favorable determination letter or opinion letter as to its qualification.

(v)                                 Section 4.1(j)(v) of the Orion Disclosure Letter sets forth each Orion Benefit Plan that is subject to Section 302 or Title IV or Section 412, 430 or 4971

of the Code (each, an “Orion Title IV Plan”).  With respect to each Orion Title IV Plan, except for matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Orion, (A) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived, (B) no such Orion Title IV Plan is currently in “at risk” status within the meaning of Section 430 of the Code or Section 303(i) of ERISA, (C) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (D) none of Orion, any of its subsidiaries or any of their respective ERISA Affiliates has engaged in any transaction described in Section 4069, 4204(a) or 4212(c) of ERISA, (E) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, (F) no liability (other than for premiums to the PBGC) has been or, to the knowledge of Orion, is expected to be incurred by Orion or any of its subsidiaries and (G) the PBGC has not instituted proceedings to terminate any such Orion Title IV Plan.  Except for matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Orion, there does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability that would be a liability following the Closing of Orion, any of its subsidiaries or any of their respective ERISA Affiliates.  Since July 1, 2014, there has not been any material change in any actuarial or other assumption used to calculate funding obligations with respect to any Orion Title IV Plan, or any material change in the manner in which contributions to any Orion Title IV Plan are made or the basis on which such contributions are determined.

(vi)                              Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will (A) result in any payment (including severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any current or former director or any employee of Orion or its subsidiaries under any Orion Benefit Plan or otherwise, (B) increase any benefits otherwise payable under any Orion Benefit Plan or (C) result in any acceleration of the time of payment, funding or vesting of any such benefits.

(vii)                           No person is entitled to receive any additional payment (including any Tax gross-up or other payment) from Orion or any of its subsidiaries as a result of the imposition of the excise Taxes required by Section 4999 of the Code or any Taxes required by Section 409A of the Code.

(viii)                        Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Orion, all Orion Benefit Plans subject to the laws of any jurisdiction outside of the United States (A) have been maintained in accordance with all applicable requirements, (B) that are intended to qualify for special tax treatment meet all requirements for such treatment, and (C) that are intended to be funded and/or book-reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(k)                                 Labor and Employment Matters.

(i)                                     Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Orion, neither Orion nor any of its subsidiaries has received written notice during the past three years of the intent of any Governmental Entity responsible for the enforcement of labor, employment, occupational health and safety or workplace safety and workers compensation insurance laws to conduct an investigation of Orion or any of its subsidiaries and, to the knowledge of Orion, no such investigation is in progress.  Except in each case as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Orion, (A) there are no (and have not been during the three-year period preceding the date of this Agreement) strikes or lockouts with respect to any employees of Orion or any of its subsidiaries, (B) to the knowledge of Orion, there is no (and has not been during the three-year period preceding the date of this Agreement) union organizing effort pending or threatened in writing against Orion or any of its subsidiaries, (C) there is no (and has not been during the three-year period preceding the date of this Agreement) unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of Orion, threatened in writing against Orion or any of its subsidiaries, (D) there is no (and has not been during the three-year period preceding the date of this Agreement) slowdown, or work stoppage in effect or, to the knowledge of Orion, threatened in writing, with respect to any employees of Orion or any of its subsidiaries,  and (E) to the knowledge of Orion, neither Orion nor any of its subsidiaries has, or is reasonably expected to have, any liabilities under the Worker Adjustment and Retraining Act of 1988 or any similar applicable state, local or foreign law (the “WARN Act”).  Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Orion, Orion and each of its subsidiaries is in material compliance with all Applicable Laws respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health (including, without limitation, classifications of service providers as employees and/or independent contractors).

(ii)                                  Section 4.1(k)(ii)(A) of the Orion Disclosure Letter sets forth all U.S. employee representative bodies, including all labor unions, labor organizations and works councils, and all collective bargaining agreements, union contracts and similar labor agreements with a labor union or labor organization in effect that cover any employees of Orion or any of its subsidiaries or to which Orion or any of its subsidiaries is a party or otherwise bound (a “U.S. Orion Labor Agreement”).  Section 4.1(k)(ii)(B) of the Orion Disclosure Letter sets forth a list of all non-U.S. jurisdictions in which there are employee representative bodies, including all labor unions, labor organizations and works councils, and all collective bargaining agreements, union contracts and similar labor agreements with a labor union or labor organization in effect (not including any industry-wide agreement) in a non-U.S. jurisdiction, that cover any employees of Orion or any of its subsidiaries or to which Orion or any of its subsidiaries is a party or otherwise bound (a “Non-U.S. Orion Labor Agreement”).  As soon as reasonably practicable following the date of this Agreement, Orion shall provide to Diamond true and complete copies of all

U.S. Orion Labor Agreements (or in the case of any unwritten U.S. Orion Labor Agreement, the material terms thereof) and all Non-U.S. Orion Labor Agreements.

(l)                                     Taxes.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Orion:

(i)                                     (A) All Tax Returns required to be filed by Orion and its subsidiaries, have been timely filed, (B) all such Tax Returns are or will be true, complete and correct in all respects, (C) all Taxes shown as due and payable on such Tax Returns, and all Taxes (whether or not reflected on such Tax Returns) required to have been paid by Orion and its subsidiaries have been paid or appropriate reserves have been recorded in the Orion Financial Statements, (D) all Taxes of Orion or its subsidiaries for any taxable period (or a portion thereof) beginning on or prior to the Closing Date (which are not yet due and payable) have, to the extent relevant or required, been properly reserved for in the Orion Financial Statements and (E) Orion and its subsidiaries have duly and timely withheld all Taxes required to be withheld and such withheld Taxes have been either duly and timely paid to the proper Taxing Authority or properly set aside in accounts for such purpose and will be duly and timely paid to the proper Taxing Authority.

(ii)                                  No written agreement or other written document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to Orion or any of its subsidiaries has been filed or entered into with any Taxing Authority, and no power of attorney with respect to any such Taxes has been granted to any person.

(iii)                               (A)                               No audits or other administrative proceedings or proceedings before any Taxing Authority are presently pending with regard to any Taxes or Tax Return of Orion or any of its subsidiaries, as to which any Taxing Authority has asserted in writing any claim, and (B) no Taxing Authority is now asserting in writing any deficiency or claim for Taxes or any adjustment to Taxes with respect to which Orion or any of its subsidiaries, may be liable with respect to income or other Taxes which has not been fully paid or finally settled.

(iv)                              Neither Orion nor any of its subsidiaries (A) is a party to or bound by or has any obligation under any Tax indemnification, separation, sharing or similar agreement or arrangement, (B) is or has been a member of any consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group of which Orion is the common parent corporation), (C) has entered into a closing agreement pursuant to Section 7121 of the Code, or any predecessor provision or any similar provision of state or local law or (D) has any liability for the payment of Taxes of any person (other than Orion or any of its subsidiaries) as a successor or transferee.

(v)                                 None of the assets of Orion or any of its subsidiaries is subject to any Liens for Taxes (other than Liens for Taxes that are Permitted Liens).

(vi)                              Neither Orion nor any of its subsidiaries has agreed to make or is required to make any adjustment for a taxable period ending after the Effective Time under Section 481(a) of the Code or any similar provision of Tax law in any other jurisdiction by reason of a change in accounting method or otherwise.

(vii)                           Neither Orion nor any of its subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (A) in the two years prior to the date of this Agreement or (B) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in connection with the Mergers.

(viii)                        Neither Orion nor any of its subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that could reasonably be expected to preclude either the Diamond Merger or the Orion Merger from qualifying as (A) a “reorganization” within the meaning of Section 368(a) of the Code or, alternatively, (B) a transaction qualifying for nonrecognition of gain and loss under Section 351 of the Code.

(ix)                              Neither Orion nor any of its subsidiaries has engaged in any listed transaction, or any reportable transaction the principal purpose of which was Tax avoidance, within the meaning of Sections 6011, 6111 and 6112 of the Code or any similar provision of Tax law in any other jurisdiction.

(x)                                 As used in this Agreement, “Tax” or “Taxes” means all taxes, charges, levies or other like assessments imposed by any governmental authority, including any income, gross receipts, license, severance, occupation, premium, environmental (including taxes under Code Section 59A), customs, duties, profits, disability, alternative or add-on minimum, estimated, withholding, payroll, employment, unemployment insurance, social security (or similar), excise, sales, use, value-added, occupancy, franchise, real property, personal property, business and occupation, mercantile, windfall profits, capital stock, stamp, transfer, workmen’s compensation or other taxes, charges, levies or other like assessments of any kind whatsoever, together with any interest, penalties, additions to tax or additional amounts imposed by any Governmental Entity, whether disputed or not.  “Taxing Authority” means any Governmental Entity responsible for the administration of any Taxes.  “Tax Return” means any returns, declarations, statements, claim for refund, election, estimate, reports, forms and information returns and any schedules or amendments thereto relating to Taxes.

(m)                             Voting Requirements.  The affirmative vote at the Orion Stockholders Meeting (the “Orion Stockholder Approval”) of the holders of a majority of all outstanding shares of Orion Common Stock entitled to vote thereon is necessary to adopt this Agreement.  The Orion Stockholder Approval is the only vote of holders of any securities of Orion or its subsidiaries necessary to approve the transactions contemplated by this Agreement.

(n)                                 Takeover Statutes and Charter Provisions.  Assuming that neither Diamond nor any of its “affiliates” or “associates” is, or at any time during the last three years has been, an “interested stockholder” of Orion, in each case as defined in Section 203 of the DGCL, the Board of Directors of Orion has taken all action necessary to render the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL inapplicable to this Agreement and the transactions contemplated hereby.  As of the date of this Agreement, no “fair price,” “moratorium,” “control share acquisition” or other similar antitakeover statute or similar statute or regulation applies with respect to Orion or any of its subsidiaries in connection with this Agreement, the Mergers or any of the other transactions contemplated hereby.  As of the date of this Agreement, there is no stockholder rights plan, “poison pill” antitakeover plan or similar device in effect to which Orion or any of its subsidiaries is subject, party or otherwise bound.

(o)                                 Intellectual Property.

(i)                                     Orion and its subsidiaries own, free and clear of all Liens (except Permitted Liens), or have the right to use pursuant to valid licenses, sublicenses, agreements or permissions, all items of Intellectual Property necessary for their operations, as currently conducted or as contemplated by them to be conducted, except where the failure to own or have such rights, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Orion.  The conduct of Orion’s and its subsidiaries’ businesses, as currently conducted or contemplated by them to be conducted, does not infringe, misappropriate, dilute or otherwise violate any of the Intellectual Property rights of any third party, except for infringements, misappropriations, dilutions or other violations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Orion.  No claims are pending or, to the knowledge of Orion, threatened in writing adversely affecting the Intellectual Property rights of Orion, except for claims that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Orion.  To the knowledge of Orion, no third party has infringed upon, misappropriated, diluted, or otherwise violated any Intellectual Property rights of Orion or any of its subsidiaries, except for infringements, misappropriations, dilutions or other violations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Orion.

(ii)                                  As used in this Agreement, “Intellectual Property” means, collectively, patents, trademarks, service marks, trade dress, logos, trade names, Internet domain names, designs, slogans and general intangibles of like nature, copyrights and all registrations, applications, reissuances, continuations, continuations-in-part, revisions, extensions, reexaminations and associated goodwill with respect to each of the foregoing, computer software (including source and object codes), rights in computer programs and computer databases and related data, technology, trade secrets, confidential business information (including confidential ideas, formulae, algorithms, models, methodologies, compositions, know-how, manufacturing and production processes and techniques, research and development information, drawings, designs, plans, proposals and technical data, financial, marketing and business data and pricing and cost information) and other intellectual property rights (in whatever form or medium).

(p)                                 Certain Contracts.  Except for this Agreement, as of the date of this Agreement, neither Orion nor any of its subsidiaries is a party to or bound by (i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (ii) any contract relating to indebtedness for borrowed money in excess of $500,000,000 or any guarantee thereof, or (iii) any non-competition agreement or any other agreement or obligation which purports to limit in any material respect the manner in which, or the localities in which, all or any material portion of the businesses of Orion and its subsidiaries (including, for purposes of this Section 4.1(p), HoldCo and its subsidiaries, assuming the Mergers have taken place), taken as a whole, is or would be conducted (all contracts of the types described in clauses (i) through (iii), collectively, the “Orion Material Contracts”).  Orion has delivered or made available to Diamond, prior to the date of this Agreement, true and complete copies of all Orion Material Contracts that exist as of the date of this Agreement and have not been filed as exhibits to the Orion Filed SEC Documents.  Each Orion Material Contract is valid and binding on Orion (or, to the extent a subsidiary of Orion is a party, such subsidiary) and is in full force and effect (subject to the Enforceability Exceptions) and Orion and each subsidiary of Orion have in all material respects performed all obligations required to be performed by them to date under each Orion Material Contract, except where such noncompliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Orion.  Neither Orion nor any of its subsidiaries has knowledge of, or has received written notice of, any violation or default under (nor, to the knowledge of Orion, does there exist any condition that with the passage of time or the giving of notice or both would result in such a violation or default under) any Orion Material Contract.  To the knowledge of Orion, no other party to any Orion Material Contract is in breach of or default under the terms of any Orion Material Contract where such default has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Orion.

(q)                                 Environmental Protection.

(i)                                     Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Orion:

(A)                               Orion and each of its subsidiaries are and have been since January 1, 2010 in compliance with all applicable Environmental Laws and neither Orion nor any of its subsidiaries has received any written communication from any person or Governmental Entity that alleges that Orion or any of its subsidiaries is not in such compliance with, or has any liability under, applicable Environmental Laws.

(B)                               Orion and each of its subsidiaries have obtained or have applied for all environmental, health and safety permits and governmental authorizations (collectively, the “Environmental Permits”) necessary for the construction of their facilities and the conduct of their operations, and all such Environmental Permits are in good standing or, where applicable, a renewal application has been timely filed and is pending agency approval, and Orion and its subsidiaries are in compliance with all terms and conditions of the material Environmental Permits.

(C)                               There are no Environmental Claims pending or, to the knowledge of Orion, threatened in writing (I) against Orion or any of its subsidiaries, (II) to the knowledge of Orion, against any person or entity whose liability for any Environmental Claim Orion or any of its subsidiaries has or may have retained or assumed, either contractually or by operation of law, or (III) against any real or personal property or operations which Orion or any of its subsidiaries owns, leases or manages, or any such property formerly owned, leased or managed by any of them since January 1, 2010, in whole or in part.

(D)                               There has been no Release of any Hazardous Material that would be reasonably likely to form the basis of any Environmental Claim against Orion or any of its subsidiaries, or, to the knowledge of Orion, against any person or entity whose liability for any Environmental Claim Orion or any of its subsidiaries has or may have retained or assumed, either contractually or by operation of law.

(ii)                                  Definitions.  As used in this Agreement:

(A)                               “Environmental Claim” means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, directives, claims, liens, investigations, proceedings, requests for information, orders or written notices of noncompliance or violation by any person or entity (including any Governmental Entity), alleging potential liability (including, without limitation, potential responsibility for or liability for enforcement, investigatory costs, cleanup costs, governmental response costs, removal costs, remedial costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on or resulting from (I) the presence, Release or threatened Release into the environment of any Hazardous Materials at any location, whether or not owned, operated, leased or managed by Orion or any of its subsidiaries (for purposes of this Section 4.1(q)) or by Diamond or any of its subsidiaries (for purposes of Section 4.2(q)), (II) circumstances forming the basis of any violation or alleged violation of any Environmental Law or (III) any and all claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from the presence or Release of any Hazardous Materials.

(B)                               “Environmental Laws” means all federal, state, foreign and supranational and local laws, rules and regulations, including civil and common laws, relating to pollution, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or protection of human health as it relates to the environment including, without limitation, laws and regulations relating to Releases or threatened Releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

(C)                               “Hazardous Materials” means (I) any petroleum or petroleum products, radioactive materials, asbestos in any form, urea formaldehyde foam insulation and transformers or other equipment that contain dielectric fluid containing polychlorinated biphenyls, (II) any chemicals, materials or substances which are now defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” or words of similar import under any Environmental Law and (III) any other chemical, material, substance or waste, exposure to which is now prohibited, limited or regulated under any Environmental Law in a jurisdiction in which Orion or any of its subsidiaries operates (for purposes of this Section 4.1(q)) or in which Diamond or any of its subsidiaries operates (for purposes of Section 4.2(q)).

(D)                               “Release” means any release, spill, emission, leaking, injection, deposit, disposal, discharge, dispersal, leaching or migration into the environment, including the atmosphere, soil, surface water, groundwater or property.

(r)                                    Foreign Corrupt Practices Act.  Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Orion, (i) Orion and its affiliates, directors, officers and employees have complied with the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§ 78a et seq. (1997 and 2000)) (the “Foreign Corrupt Practices Act”), and any other applicable foreign or domestic anticorruption or antibribery laws, (ii) Orion and its affiliates have developed and implemented a Foreign Corrupt Practices Act compliance program which includes corporate policies and procedures designed to ensure compliance with the Foreign Corrupt Practices Act and any other applicable anticorruption and antibribery laws, and (iii) except for “facilitating payments” (as such term is defined in the Foreign Corrupt Practices Act and other Applicable Laws), neither Orion nor any of its affiliates, directors, officers, employees, agents or other representatives acting on its behalf have directly or indirectly (A) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (B) offered, promised, paid or delivered any fee, commission or other sum of money or item of value, however characterized, to any finder, agent or other party acting on behalf of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country, that was illegal under any Applicable Law, (C) made any payment to any customer or supplier, or to any officer, director, joint venture partner, employee or agent of any such customer or supplier, for the unlawful sharing of fees or unlawful rebating of charges, (D) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, joint venture partner, employee or agent of the customer or supplier, or (E) taken any action or made any omission in violation of any Applicable Law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering or compliance with unsanctioned foreign boycotts.

(s)                                   Real Property.  Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Orion: (A) Orion and each of its subsidiaries has good and marketable fee title (or the equivalent in any applicable foreign jurisdiction) to each and all of its owned real property, and good and valid leasehold title to all of its leased property pursuant to leases with third parties which are enforceable in accordance with their terms, in each case subject only to Permitted Liens, (B) all such real property (I) complies with all applicable zoning and land use ordinances, laws and regulations, or is a valid nonconforming use thereunder, (II) has sufficient access to a public road and (III) is improved with all necessary and sufficient buildings, structures and improvements sufficient for the continuation of its business as currently conducted, in accordance with all applicable Orion Permits and Applicable Laws with respect to Orion and its subsidiaries, (C) there are no existing (or to Orion’s knowledge, threatened in writing) condemnation proceedings with respect to any such real property, and (D) with respect to all such leased real property, Orion and each of its subsidiaries is in compliance with all material terms and conditions of each lease therefor, and neither Orion nor any of its subsidiaries has received any notice of default thereunder which is outstanding and remains uncured beyond any applicable period of cure.  As used herein, “Permitted Liens” means all liens, charges, encumbrances, mortgages, deeds of trust and security agreements disclosed in any Orion Filed SEC Documents or Diamond Filed SEC Documents, as the case may be, together with the following (without duplication): (A) Liens imposed by law, such as and mechanics and materialmen Liens, in each case for sums not yet overdue for a period or more than 30 days or being contested in good faith by appropriate proceedings or such other Liens arising out of judgments or awards against Orion or Diamond, as the case may be, with respect to which Orion or Diamond, respectively, shall then be proceeding with an appeal or other proceedings for review if adequate reserves with respect thereto are maintained on the books of Orion or Diamond, as the case may be, in accordance with GAAP, (B) Liens for taxes, assessments or other governmental charges not yet overdue for a period of more than 30 days or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of Orion or Diamond, as the case may be, in accordance with GAAP, (C) Liens securing judgments for the payment of money so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period with which such proceedings may be initiated has not expired, (D) minor survey exceptions on existing surveys or which would be shown on a current accurate survey, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes (including, for the avoidance of doubt, operating agreements), matters disclosed by a current survey, or zoning or other restrictions as to the use of the affected real property, which do not in the aggregate materially adversely affect the value of the leased property or materially impair their use in the operation of the business of the tenant, (E) Liens arising from licenses of Intellectual Property, (F) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by Orion or Diamond, as the case may be, in the ordinary course of business, (G) leases, subleases, licenses and occupancy agreements by Orion or Diamond, as the case may be, as landlord, sublandlord or licensor, (H) Liens disclosed on any title insurance policy held by Orion or Diamond, as the case may be, in existence on the date of this Agreement, and (I) with respect to leased property, all liens, charges and encumbrances existing on the date of the applicable lease, and all mortgages and deeds of trust now or hereafter placed on the leased property by the third-party landlord.

(t)                                    Opinion of Financial Advisors.  Orion has received the opinions of Goldman, Sachs & Co. and Evercore Group L.L.C. (collectively, the “Orion Financial Advisors”), dated the date of this Agreement, to the effect that, as of such date and taking into account the Diamond Merger and subject to the assumptions, limitations, qualifications and other matters set forth in such opinions, the Orion Exchange Ratio pursuant to this Agreement is fair from a financial point of view to the holders of Orion Common Stock (other than Diamond and its affiliates).

(u)                                 Brokers.  Except for fees payable to the Orion Financial Advisors, no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Orion.

(v)                                 HoldCo and Merger Subs.

(i)                                     Each of HoldCo, Orion Merger Sub and Diamond Merger Sub is a corporation duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate power and authority to carry on its business as now being conducted.

(ii)                                  Each of HoldCo, Orion Merger Sub and Diamond Merger Sub (A) was formed solely for the purpose of entering into the transactions contemplated by this Agreement and (B) since the date of its formation, has not carried on any business, conducted any operations or incurred any liabilities or obligations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

(iii)                               Each of HoldCo, Orion Merger Sub and Diamond Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby and (B) the execution and delivery of this Agreement by HoldCo, Orion Merger Sub or Diamond Merger Sub, as applicable, and the consummation by HoldCo, Orion Merger Sub or Diamond Merger Sub, as applicable, of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part thereof, subject to the receipt of the approvals contemplated by Section 6.16.

(iv)                              The execution and delivery of this Agreement by each of HoldCo, Orion Merger Sub and Diamond Merger Sub does not, and the consummation of the transactions contemplated hereby and compliance with the provisions of this Agreement by each of HoldCo, Orion Merger Sub and Diamond Merger Sub shall not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of HoldCo, Orion Merger Sub or Diamond Merger Sub, as applicable, under the applicable New Entity Organizational Documents.

(v)                                 As of the date hereof, the authorized capital stock of HoldCo consists of 100 shares of HoldCo Common Stock, of which two shares are issued and outstanding. All of the outstanding shares of HoldCo Common Stock have been validly issued, are fully paid and nonassessable and one share is owned directly by Orion free and clear of any Lien. The authorized capital stock of Diamond Merger Sub consists of 100 shares of common stock, $0.01 par value per share, all of which have been validly issued, are fully paid and nonassessable and are owned directly by HoldCo free and clear of any Lien. The authorized capital stock of Orion Merger Sub consists of 100 shares of common stock, $0.01 par value per share, all of which have been validly issued, are fully paid and nonassessable and are owned directly by HoldCo free and clear of any Lien. All shares of HoldCo Common Stock issued pursuant to Article I shall be duly authorized and validly issued and free of preemptive rights.

Section 4.2                                    Representations and Warranties of Diamond.  Except as set forth in any Diamond SEC Document filed and publicly available prior to the date of this Agreement (as amended to the date of this Agreement, the “Diamond Filed SEC Documents”) and filed with the SEC since January 1, 2014 (excluding any disclosures in any risk factors section, in any section related to forward-looking statements and other disclosures that are predictive or forward-looking in nature) or as disclosed in the disclosure letter delivered by Diamond to Orion prior to the date of this Agreement (the “Diamond Disclosure Letter”) and making reference to the particular subsection of this Agreement to which exception is being taken (provided, that such disclosure shall be deemed to qualify that particular subsection and such other subsections of this Agreement to the extent that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other subsections), Diamond represents and warrants to Orion as follows:

(a)                                 Organization, Standing and Corporate Power.  Each of Diamond and its subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to carry on its business as now being conducted, except, as to subsidiaries, for those jurisdictions where the failure to be so organized, existing or in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Diamond.  Each of Diamond and its subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Diamond.  Diamond has delivered to or made available to Orion prior to the date of this Agreement true and complete copies of any amendments to the Certificate of Incorporation of Diamond (the “Diamond Certificate of Incorporation”) and the By-laws of Diamond not filed as of the date of this Agreement with the Diamond Filed SEC Documents.

(b)                                 Corporate Authority; Non-contravention.

(i)                                     Diamond has all requisite corporate power and authority to enter into this Agreement and, subject to the Diamond Stockholder Approval, to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement by Diamond and the consummation by Diamond of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Diamond, subject in the case of the Diamond Merger to the Diamond Stockholder Approval.  The Board of Directors of Diamond (at a meeting duly called and held) has, by the unanimous vote of all directors of Diamond: (a) determined that entering this Agreement and consummating the transactions contemplated hereby, including the Diamond Merger, are advisable and fair to, and in the best interests of, Diamond and its stockholders; (b) authorized and approved the execution, delivery and performance of this Agreement by Diamond and approved the Diamond Merger; and (c)  recommended the adoption of this Agreement by the holders of Diamond Common Stock and directed that this Agreement be submitted for consideration by Diamond’s stockholders at the Diamond Stockholders Meeting, and, subject to Section 5.3(b), such resolutions have not been rescinded, modified or withdrawn in any way.  This Agreement has been duly executed and delivered by Diamond and, assuming the due authorization, execution and delivery of this Agreement by Orion, constitutes the legal, valid and binding obligation of Diamond, enforceable against Diamond in accordance with its terms, except for the Enforceability Exceptions.

(ii)                                  The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions of this Agreement shall not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Diamond or any of its subsidiaries, under (A) the Diamond Certificate of Incorporation or the By-laws of Diamond or the comparable organizational documents of any of its subsidiaries, (B) any loan or credit agreement, note, bond, mortgage, indenture, trust document, lease or other agreement, instrument, permit, concession, franchise, license or similar authorization to which Diamond or any of its subsidiaries is a party or by which Diamond, any of its subsidiaries or their respective properties or assets may be bound or (C) subject to the governmental filings and other matters referred to in clause (iii) below, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Diamond or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (B) and (C), any such conflicts, violations, defaults, rights, losses, restrictions or Liens that, individually or in the aggregate, would not reasonably be expected to (1) have a Material Adverse Effect on Diamond or (2) prevent or materially delay the consummation of any of the transactions contemplated hereby.

(iii)                               No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Diamond or any of its subsidiaries in connection with the execution and delivery of this Agreement by Diamond or the consummation by Diamond of the transactions contemplated hereby, except for (A) compliance with any applicable requirements of the Antitrust Laws; (B) the filing with the SEC of (x) a proxy statement relating to the Diamond Stockholders Meeting (as defined in Section 6.1(c)), (y) the Form S-4 and (z) such reports under Section 13(a) or 15(d) of the Exchange Act, as may be required in connection with this Agreement and the transactions contemplated hereby; (C) the filing of the Diamond Certificate of Merger and the Orion Certificate of Merger with the Secretary of State of the state of Delaware and appropriate documents with the relevant authorities of other states in which Diamond and Orion or their respective subsidiaries are qualified to do business; (D) such filings with and approvals of the NYSE to permit the shares of HoldCo Common Stock that are to be issued in the Mergers to be listed on the NYSE; and (E) such other consents, approvals, orders or authorizations the failure of which to be made or obtained, individually or in the aggregate, would not reasonably be expected to (1) have a Material Adverse Effect on Diamond or (2) prevent or materially delay the consummation of any of the transactions contemplated hereby.

(c)                                  Capital Structure.

(i)                                     The authorized capital stock of Diamond consists of 1,500,000,000 shares of Diamond Common Stock and 250,000,000 shares of preferred stock, par value $1.00 per share (the “Diamond Preferred Stock”), of which 4,000,000 shares are designated as Cumulative Convertible Perpetual Preferred Stock, Series A (the “Diamond Series A Preferred Stock”).  At the close of business on the Measurement Date, (A) 1,115,304,679 shares of Diamond Common Stock were issued and outstanding, (B) 127,490,157 shares of Diamond Common Stock were held by Diamond in its treasury, (C) 4,000,000 shares of Diamond Preferred Stock were issued and outstanding, of which all are designated as shares of Diamond Series A Preferred Stock, and which, as of the close of business on the Measurement Date and at a conversion ratio of 24.2010 as of the date hereof, would convert into 96,804,000 shares of Diamond Common Stock, (D) 10,396 shares of Diamond Common Stock were subject to issuance pursuant to the Diamond ESPP, (E) 42,781,973 shares of Diamond Common Stock were subject to issuance pursuant to outstanding Diamond Options, (F) 8,560,374 shares of Diamond Common Stock were subject to issuance pursuant to outstanding Diamond Deferred Stock and (G) 5,917,792 shares of Diamond Common Stock were subject to issuance pursuant to outstanding Diamond Performance Deferred Stock.

(ii)                                  All outstanding shares of capital stock of Diamond are, and all shares of capital stock of Diamond that may be issued as permitted by this Agreement or otherwise shall be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.  Except as set forth in this Section 4.2(c) and except for changes since the Measurement Date resulting from the issuance of shares of Diamond Common Stock pursuant to Diamond Options, Diamond Deferred Stock, Diamond Performance Deferred Stock and Diamond Awards, or as expressly permitted by Section 5.1(b)(ii), (A) there are not issued or outstanding (x) any shares of capital stock or other voting securities of Diamond, (y) any securities of Diamond or any of its subsidiaries convertible into or exchangeable or exercisable for, or based upon the value of, shares of capital stock or voting securities of Diamond or (z) any warrants, calls, options or other rights to acquire from Diamond or any of its subsidiaries (including any subsidiary trust), or obligations of Diamond or any of its subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for, or based upon the value of, capital stock or voting securities of Diamond, and (B) there are no outstanding obligations of Diamond or any of its subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. There are no unpaid Past Due Dividends (as defined in the Certificate of Designations with respect to the Diamond Series A Preferred Stock), whether or not declared, on the Diamond Series A Preferred Stock.

(iii)                               There are no voting trusts or other agreements or understandings to which Diamond or any of its subsidiaries is a party with respect to the voting of the capital stock or other equity interest of Diamond or its subsidiaries.  Neither Diamond nor any of its subsidiaries has granted any preemptive rights, anti-dilutive rights or rights of first refusal, registration rights or similar rights with respect to its shares of capital stock that are in effect.

(iv)                              No consent of the holders of the Diamond Series A Preferred Stock is required to effectuate the conversion of the Diamond Series A Preferred Stock pursuant to Section 3.1(a)(ii) or the transactions contemplated under this Agreement.

(d)                                 Subsidiaries.

(i)                                     The subsidiaries set forth on Section 4.2(d)(i) of the Diamond Disclosure Letter are the only Significant Subsidiaries (as defined in Rule 1-02 of Regulation S-X of the SEC) of Diamond.  All outstanding shares of capital stock of, or other equity interests in, each such Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X of the SEC) have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by Diamond, free and clear of any Liens and free of any other restriction, including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests.

(ii)                                  There are no outstanding (A) securities of Diamond or any of its subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or ownership interests in any of its subsidiaries, (B) warrants, calls, options or other rights to acquire from Diamond or any of its subsidiaries, or any obligation of Diamond or any of its subsidiaries to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock, voting securities or ownership interests in, any subsidiary of Diamond, or (C) obligations of Diamond or any of its subsidiaries to repurchase, redeem or otherwise acquire any such outstanding securities of subsidiaries of Diamond or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities.

(e)                                  SEC Documents; Financial Statements; Undisclosed Liabilities.

(i)                                     Diamond and its subsidiaries have filed or furnished all required registration statements, prospectuses, reports, schedules, forms, statements, certifications and other documents (including exhibits and all other information incorporated therein) with the SEC since January 1, 2013 (the “Diamond SEC Documents”).  As of their respective dates, the Diamond SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to the Diamond SEC Documents, and none of the Diamond SEC Documents when filed and at their respective effective times, if applicable, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Diamond SEC Documents, and, to the knowledge of Diamond, none of the Diamond SEC Documents is the subject of any outstanding SEC comment or outstanding SEC investigation.

(ii)                                  The consolidated financial statements (including all related notes and schedules) of Diamond and its subsidiaries included in the Diamond SEC Documents (the “Diamond Financial Statements”) were prepared in all material respects in accordance with GAAP (except, in the case of unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Diamond and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which are not material and to any other adjustments described therein, including the notes thereto).

(iii)                               Except (A) as reflected or reserved against in Diamond’s unaudited balance sheet as of September 30, 2015 (or the notes thereto) as included in the Diamond Filed SEC Documents, (B) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since September 30, 2015 and (C) for liabilities and obligations incurred in connection with or contemplated by this Agreement, neither Diamond nor any of its subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required by GAAP to be reflected on a consolidated balance sheet of Diamond and its subsidiaries (or in the notes thereto) that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Diamond.

(iv)                              Diamond maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Diamond’s properties or assets.  Since January 1, 2013, none of Diamond, Diamond’s independent accountants, the Board of Directors of Diamond or its audit committee has received any oral or written notification of any (i) “significant deficiency” in the internal controls over financial reporting of Diamond, (ii) “material weakness” in the internal controls over financial reporting of Diamond or (iii) fraud, whether or not material, that involves management or other employees of Diamond who have a significant role in the internal controls over financial reporting of Diamond.

(v)                                 The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by Diamond are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Diamond in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of Diamond, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of Diamond to make the certifications required under the Exchange Act with respect to such reports.

(vi)                              Neither Diamond nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among Diamond and any of its subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Diamond or any of its subsidiaries in Diamond’s or such subsidiary’s published financial statements or other Diamond SEC Documents.

(f)                                   Information Supplied.  None of the information supplied or to be supplied by Diamond specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, or (ii) the Joint Proxy Statement will, at the date it is first mailed to Diamond’s stockholders or at the time of the Diamond Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Form S-4 and the Joint Proxy Statement shall comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by Diamond with respect to statements made or incorporated by reference therein based on information supplied by Orion specifically for inclusion or incorporation by reference in the Form S-4 or the Joint Proxy Statement.

(g)                                  Absence of Certain Changes or Events.

(i)                                     From September 30, 2015, through the date of this Agreement, other than with respect to the transactions contemplated hereby, the businesses of Diamond and its subsidiaries have been conducted in all material respects in the ordinary course of business in a manner consistent with past practice.

(ii)                                  Since September 30, 2015, there have been no Effects that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect on Diamond.

(h)                                 Compliance with Applicable Laws; Outstanding Orders.

(i)                                     Diamond, its subsidiaries and employees hold all permits, licenses, variances, exemptions, orders, registrations and approvals of all Governmental Entities that are required for the operation of the businesses of Diamond and its subsidiaries (the “Diamond Permits”), except where the failure to have any such Diamond Permits, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Diamond.  Diamond and its subsidiaries are in compliance with the terms of the Diamond Permits and all Applicable Laws relating to Diamond and its subsidiaries or their respective businesses or properties, except where the failure to be in compliance with such Diamond Permits or Applicable Laws, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Diamond.

(ii)                                  Neither Diamond nor any of its subsidiaries is subject to any outstanding order, injunction or decree that, individually or in the aggregate, would reasonably be expected to (A) have a Material Adverse Effect on Diamond or (B) prevent or materially delay the consummation of any of the transactions contemplated hereby.

(i)                                     Litigation.  There is no Action pending against or, to the knowledge of Diamond, threatened in writing against or affecting Diamond or any of its subsidiaries or any of their respective properties or any of their respective officers or directors before any court or arbitrator or any Governmental Entity except as, individually or in the aggregate, would not reasonably be expected to (A) have a Material Adverse Effect on Diamond or (B) prevent or materially delay the consummation of any of the transactions contemplated hereby.

(j)                                    Benefit Plans.

(i)                                     With respect to each material Diamond Benefit Plan, Diamond has made available, upon request, to Orion complete and accurate copies of (A) such Diamond Benefit Plan and, to the extent applicable, summary plan description thereof, (B) each trust, insurance, annuity or other funding contract related thereto, (C) the most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto, (D) the most recent annual report on Form 5500 required to be filed with the IRS with respect thereto and (E) the most recently received IRS determination letter or opinion, if applicable.

(ii)                                  Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Diamond, (A) each of the Diamond Benefit Plans has been operated and administered in compliance with its terms and in accordance with Applicable Laws, including ERISA, the Code and in each case the regulations thereunder; (B) no Diamond Benefit Plan provides welfare benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of Diamond or its subsidiaries beyond their retirement or other termination of service, other than coverage mandated by COBRA, or comparable U.S. state or foreign law; (C) all contributions or other amounts payable by Diamond or its subsidiaries as of the Effective Time pursuant to each Diamond Benefit Plan in respect of current or prior plan years have been timely paid or, to the extent not yet due, have been accrued in accordance with GAAP; (D) neither Diamond nor any of its subsidiaries has engaged in a transaction in connection with which Diamond or its subsidiaries could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code; and (E) there are no pending, or to the knowledge of Diamond, threatened in writing or anticipated claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Diamond Benefit Plans or any trusts related thereto.

(iii)                               Except as set forth on Section 4.2(j)(iii) of the Diamond Disclosure Letter or as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Diamond, none of Diamond, any of its subsidiaries or any of their respective ERISA Affiliates contributes to or is obligated to contribute to, or within the six years preceding the date of this Agreement contributed to, or was obligated to contribute to, a Multiemployer Plan or Multiple Employer Plan, and none of Diamond, any of its subsidiaries or any of their respective ERISA Affiliates has, within the preceding six years, withdrawn in a complete or partial withdrawal from any Multiemployer Plan or incurred any liability under Section 4202 of ERISA.

(iv)                              Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Diamond, each of the Diamond Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code, (A) is so qualified and there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan and (B) has received a favorable determination letter or opinion letter as to its qualification.

(v)                                 Section 4.2(j)(v) of the Diamond Disclosure Letter sets forth each Diamond Benefit Plan that is subject to Section 302 or Title IV or Section 412, 430 or 4971 of the Code (each, a “Diamond Title IV Plan”).  With respect to each Diamond Title IV Plan, except for matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Diamond, (A) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived, (B) no such Diamond Title IV Plan is currently in “at risk” status within the meaning of Section 430 of the Code or Section 303(i) of ERISA, (C) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (D) none of Diamond, any of its subsidiaries or any of their respective ERISA Affiliates has engaged in any transaction described in Section 4069, 4204(a) or 4212(c) of ERISA, (E) all premiums to the PBGC have been timely paid in full, (F) no liability (other than for premiums to the PBGC) has been or, to the knowledge of Diamond, is expected to be incurred by Diamond or any of its subsidiaries and (G) the PBGC has not instituted proceedings to terminate any such Diamond Title IV Plan.  Except for matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Diamond, there does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability that would be a liability following the Closing of Diamond, any of its subsidiaries or any of their respective ERISA Affiliates. Since July 1, 2014, there has not been any material change in any actuarial or other assumption used to calculate funding obligations with respect to any Diamond Title IV Plan, or any material change in the manner in which contributions to any Diamond Title IV Plan are made or the basis on which such contributions are determined.

(vi)                              Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will (A) result in any payment (including severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any current or former director or any employee of Diamond or its subsidiaries under any Diamond Benefit Plan or otherwise, (B) increase any benefits otherwise payable under any Diamond Benefit Plan or (C) result in any acceleration of the time of payment, funding or vesting of any such benefits.

(vii)                           No person is entitled to receive any additional payment (including any Tax gross-up or other payment) from Diamond or any of its subsidiaries as a result of the imposition of the excise Taxes required by Section 4999 of the Code or any Taxes required by Section 409A of the Code.

(viii)                        Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Diamond, all Diamond Benefit Plans subject to the laws of any jurisdiction outside of the United States (A) have been maintained in accordance with all applicable requirements, (B) that are intended to qualify for special tax treatment meet all requirements for such treatment, and (C) that are intended to be funded and/or book-reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(k)                                 Labor and Employment Matters.

(i)                                     Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Diamond, neither Diamond nor any of its subsidiaries has received written notice during the past three years of the intent of any Governmental Entity responsible for the enforcement of labor, employment, occupational health and safety or workplace safety and workers compensation insurance laws to conduct an investigation of Diamond or any of its subsidiaries and, to the knowledge of Diamond, no such investigation is in progress.  Except in each case as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Diamond, (A) there are no (and have not been during the three-year period preceding the date of this Agreement) strikes or lockouts with respect to any employees of Diamond or any of its subsidiaries, (B) to the knowledge of Diamond, there is no (and has not been during the three-year period preceding the date of this Agreement) union organizing effort pending or threatened in writing against Diamond or any of its subsidiaries, (C) there is no (and has not been during the three-year period preceding the date of this Agreement) unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of Diamond, threatened in writing against Diamond or any of its subsidiaries, (D) there is no (and has not been during the three-year period preceding the date of this Agreement) slowdown, or work stoppage in effect or, to the knowledge of Diamond, threatened in writing, with respect to any employees of Diamond or any of its subsidiaries, and (E) to the knowledge of Diamond, neither Diamond nor any of its subsidiaries has, or is reasonably expected to have, any liabilities under the WARN Act.  Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Diamond, Diamond and each of its subsidiaries is in material compliance with all Applicable Laws respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health (including, without limitation, classifications of service providers as employees and/or independent contractors).

(ii)                                  Section 4.2(k)(ii)(A) of the Diamond Disclosure Letter sets forth all U.S. employee representative bodies, including all labor unions, labor organizations and works councils, and all collective bargaining agreements, union contracts and similar labor agreements with a labor union or labor organization in effect that cover any employees of Diamond or any of its subsidiaries or to which Diamond or any of its subsidiaries is a party or otherwise bound (a “U.S. Diamond Labor Agreement”).  Section 4.2(k)(ii)(B) of the Diamond Disclosure Letter sets forth a list of all non-U.S. jurisdictions in which there are employee representative bodies, including all labor unions, labor organizations and works councils, and all collective bargaining agreements, union contracts and similar labor agreements with a labor union or labor organization in effect (not including any industry-wide agreement) in a non-U.S. jurisdiction, that cover any employees of Diamond or any of its subsidiaries or to which Diamond or any of its subsidiaries is a party or otherwise bound (a “Non-U.S. Diamond Labor Agreement”).   As soon as reasonably practicable following the date of this Agreement, Diamond shall provide to Orion true and complete copies of all U.S. Diamond Labor Agreements (or in the case of any unwritten U.S. Diamond Labor Agreement, the material terms thereof) and all Non-U.S. Diamond Labor Agreements.

(l)                                     Taxes.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Diamond:

(i)                                     (A) All Tax Returns required to be filed by Diamond and its subsidiaries, have been timely filed, (B) all such Tax Returns are or will be true, complete and correct in all respects, (C) all Taxes shown as due and payable on such Tax Returns, and all Taxes (whether or not reflected on such Tax Returns) required to have been paid by Diamond and its subsidiaries have been paid or appropriate reserves have been recorded in the Diamond Financial Statements, (D) all Taxes of Diamond or its subsidiaries for any taxable period (or a portion thereof) beginning on or prior to the Closing Date (which are not yet due and payable) have, to the extent relevant or required, been properly reserved for in the Diamond Financial Statements and (E) Diamond and its subsidiaries have duly and timely withheld all Taxes required to be withheld and such withheld Taxes have been either duly and timely paid to the proper Taxing Authority or properly set aside in accounts for such purpose and will be duly and timely paid to the proper Taxing Authority.

(ii)                                  No written agreement or other written document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to Diamond or any of its subsidiaries has been filed or entered into with any Taxing Authority, and no power of attorney with respect to any such Taxes has been granted to any person.

(iii)                               (A)                               No audits or other administrative proceedings or proceedings before any Taxing Authority are presently pending with regard to any Taxes or Tax Return of Diamond or any of its subsidiaries, as to which any Taxing Authority has asserted in writing any claim, and (B) no Taxing Authority is now asserting in writing any deficiency or claim for Taxes or any adjustment to Taxes with respect to which Diamond or any of its subsidiaries, may be liable with respect to income or other Taxes which has not been fully paid or finally settled.

(iv)                              Neither Diamond nor any of its subsidiaries (A) is a party to or bound by or has any obligation under any Tax indemnification, separation, sharing or similar agreement or arrangement, (B) is or has been a member of any consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group of which Diamond is the common parent corporation), (C) has entered into a closing agreement pursuant to Section 7121 of the Code, or any predecessor provision or any similar provision of state or local law or (D) has any liability for the payment of Taxes of any person (other than Diamond or any of its subsidiaries) as a successor or transferee.

(v)                                 None of the assets of Diamond or any of its subsidiaries is subject to any Liens for Taxes (other than Liens for Taxes that are Permitted Liens).

(vi)                              Neither Diamond nor any of its subsidiaries has agreed to make or is required to make any adjustment for a taxable period ending after the Effective Time under Section 481(a) of the Code or any similar provision of Tax law in any other jurisdiction by reason of a change in accounting method or otherwise.

(vii)                           Neither Diamond nor any of its subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (A) in the two years prior to the date of this Agreement or (B) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in connection with the Mergers.

(viii)                        Neither Diamond nor any of its subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that could reasonably be expected to preclude either the Diamond Merger or the Orion Merger from qualifying as (A) a “reorganization” within the meaning of Section 368(a) of the Code or, alternatively, (B) a transaction qualifying for nonrecognition of gain and loss under Section 351 of the Code.

(ix)                              Neither Diamond nor any of its subsidiaries has engaged in any listed transaction, or any reportable transaction the principal purpose of which was Tax avoidance, within the meaning of Sections 6011, 6111 and 6112 of the Code or any similar provision of Tax law in any other jurisdiction.

(m)                             Voting Requirements.  The affirmative vote at the Diamond Stockholders Meeting (the “Diamond Stockholder Approval”) of the holders of a majority of all outstanding shares of Diamond Common Stock entitled to vote thereon is necessary to adopt this Agreement.  The Diamond Stockholder Approval is the only vote of holders of any securities of Diamond or its subsidiaries necessary to approve the transactions contemplated by this Agreement.

(n)                                 Takeover Statutes and Charter Provisions.  Assuming that neither Orion nor any of its “affiliates” or “associates” is, or at any time during the last three years has been, an “interested stockholder” of Diamond, in each case as defined in Section 203 of the DGCL, the Board of Directors of Diamond has taken all action necessary to render the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL inapplicable to this Agreement and the transactions contemplated hereby.  As of the date of this Agreement, no “fair price,” “moratorium,” “control share acquisition” or other similar antitakeover statute or similar statute or regulation applies with respect to Diamond or any of its subsidiaries in connection with this Agreement, the Mergers or any of the other transactions contemplated hereby.  As of the date of this Agreement, there is no stockholder rights plan, “poison pill” antitakeover plan or similar device in effect to which Diamond or any of its subsidiaries is subject, party or otherwise bound.

(o)                                 Intellectual Property.  Diamond and its subsidiaries own, free and clear of all Liens (except Permitted Liens), or have the right to use pursuant to valid licenses, sublicenses, agreements or permissions, all items of Intellectual Property necessary for their operations, as currently conducted or as contemplated by them to be conducted, except where the failure to own or have such rights, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Diamond.  The conduct of Diamond’s and its subsidiaries’ businesses, as currently conducted or contemplated by them to be conducted, does not infringe, misappropriate, dilute or otherwise violate any of the Intellectual Property rights of any third party, except for infringements, misappropriations, dilutions or other violations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Diamond.  No claims are pending or, to the knowledge of Diamond, threatened in writing adversely affecting the Intellectual Property rights of Diamond, except for claims that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Diamond.  To the knowledge of Diamond, no third party has infringed upon, misappropriated, diluted, or otherwise violated any Intellectual Property rights of Diamond or any of its subsidiaries, except for infringements, misappropriations, dilutions or other violations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Diamond.

(p)                                 Certain Contracts.  Except for this Agreement, as of the date of this Agreement, neither Diamond nor any of its subsidiaries is a party to or bound by (i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (ii) any contract relating to indebtedness for borrowed money in excess of $500,000,000 or any guarantee thereof, or (iii) any non-competition agreement or any other agreement or obligation which purports to limit in any material respect the manner in which, or the localities in which, all or any material portion of the businesses of Diamond and its subsidiaries (including, for purposes of this Section 4.2(p), HoldCo and its subsidiaries, assuming the Mergers have taken place), taken as a whole, is or would be conducted (all contracts of the types described in clauses (i) through (iii), collectively, the “Diamond Material Contracts”).  Diamond has delivered or made available to Orion, prior to the date of this Agreement, true and complete copies of all Diamond Material Contracts that exist as of the date of this Agreement and have not been filed as exhibits to the Diamond Filed SEC Documents.  Each Diamond Material Contract is valid and binding on Diamond (or, to the extent a subsidiary of Diamond is a party, such subsidiary) and is in full force and effect (subject to the Enforceability Exceptions), and Diamond and each subsidiary of Diamond have in all material respects performed all obligations required to be performed by them to date under each Diamond Material Contract, except where such noncompliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Diamond.  Neither Diamond nor any of its subsidiaries has knowledge of, or has received written notice of, any violation or default under (nor, to the knowledge of Diamond, does there exist any condition that with the passage of time or the giving of notice or both would result in such a violation or default under) any Diamond Material Contract.  To the knowledge of Diamond, no other party to any Diamond Material Contract is in breach of or default under the terms of any Diamond Material Contract where such default has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Diamond.

(q)                                 Environmental Protection.  Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Diamond:

(i)                                     Diamond and each of its subsidiaries are and have been since January 1, 2010 in compliance with all applicable Environmental Laws and neither

Diamond nor any of its subsidiaries has received any written communication from any person or Governmental Entity that alleges that Diamond or any of its subsidiaries is not in such compliance with, or has any liability under, applicable Environmental Laws.

(ii)                                  Diamond and each of its subsidiaries have obtained or have applied for all Environmental Permits necessary for the construction of their facilities and the conduct of their operations, and all such Environmental Permits are in good standing or, where applicable, a renewal application has been timely filed and is pending agency approval, and Diamond and its subsidiaries are in compliance with all terms and conditions of the material Environmental Permits.

(iii)                               There are no Environmental Claims, pending or, to the knowledge of Diamond, threatened in writing (A) against Diamond or any of its subsidiaries, (B) to the knowledge of Diamond, against any person or entity whose liability for any Environmental Claim Diamond or any of its subsidiaries has or may have retained or assumed, either contractually or by operation of law, or (C) against any real or personal property or operations which Diamond or any of its subsidiaries owns, leases or manages, or any such property formerly owned, leased or managed by any of them since January 1, 2010, in whole or in part.

(iv)                              There has been no Release of any Hazardous Material that would be reasonably likely to form the basis of any Environmental Claim against Diamond or any of its subsidiaries, or, to the knowledge of Diamond, against any person or entity whose liability for any Environmental Claim Diamond or any of its subsidiaries has or may have retained or assumed, either contractually or by operation of law.

(r)                                    Foreign Corrupt Practices Act.  Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Diamond, (i) Diamond and its affiliates, directors, officers and employees have complied with the Foreign Corrupt Practices Act and any other applicable foreign or domestic anticorruption or antibribery laws, (ii) Diamond and its affiliates have developed and implemented a Foreign Corrupt Practices Act compliance program which includes corporate policies and procedures designed to ensure compliance with the Foreign Corrupt Practices Act and any other applicable anticorruption and antibribery laws, and (iii) except for “facilitating payments” (as such term is defined in the Foreign Corrupt Practices Act and other Applicable Laws), neither Diamond nor any of its affiliates, directors, officers, employees, agents or other representatives acting on its behalf have directly or indirectly (A) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (B) offered, promised, paid or delivered any fee, commission or other sum of money or item of value, however characterized, to any finder, agent or other party acting on behalf of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country, that was illegal under any Applicable Law, (C) made any payment to any customer or supplier, or to any officer, director, joint venture partner, employee or agent of any such customer or supplier, for the unlawful sharing of fees or unlawful rebating of charges, (D) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, joint venture partner, employee or agent of the customer or supplier, or (E) taken any action or made any omission in violation of any Applicable Law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering or compliance with unsanctioned foreign boycotts.

(s)                                   Real Property.  Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Diamond: (A) Diamond and each of its subsidiaries has good and marketable fee title (or the equivalent in any applicable foreign jurisdiction) to each and all of its owned real property, and good and valid leasehold title to all of its leased property pursuant to leases with third parties which are enforceable in accordance with their terms, in each case subject only to Permitted Liens, (B) all such real property (I) complies with all applicable zoning and land use ordinances, laws and regulations, or is a valid nonconforming use thereunder, (II) has sufficient access to a public road and (III) is improved with all necessary and sufficient buildings, structures and improvements sufficient for the continuation of its business as currently conducted, in accordance with all applicable Diamond Permits and Applicable Laws with respect to Diamond and its subsidiaries, (C) there are no existing (or to Diamond’s knowledge, threatened in writing) condemnation proceedings with respect to any such real property, and (D) with respect to all such leased real property, Diamond and each of its subsidiaries is in compliance with all material terms and conditions of each lease therefor, and neither Diamond nor any of its subsidiaries has received any notice of default thereunder which is outstanding and remains uncured beyond any applicable period of cure.

(t)                                    Opinion of Financial Advisors.  Diamond has received the opinions of Morgan Stanley & Co. LLC and Lazard Freres & Co. LLC (collectively, the “Diamond Financial Advisors”), to the effect that, as of the date of such opinions and subject to the assumptions, limitations, qualifications and other matters set forth in such opinions, the Diamond Merger Consideration pursuant to this Agreement is fair from a financial point of view to the holders of Diamond Common Stock (other than Orion and its affiliates).

(u)                                 Brokers.  Except for fees payable to the Diamond Financial Advisors, no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Diamond.

(v)                                 HoldCo and Merger Subs.

(i)                                     Each of HoldCo, Orion Merger Sub and Diamond Merger Sub is a corporation duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate power and authority to carry on its business as now being conducted.

(ii)                                  Each of HoldCo, Orion Merger Sub and Diamond Merger Sub (A) was formed solely for the purpose of entering into the transactions contemplated by this Agreement and (B) since the date of its formation, has not carried on any business, conducted any operations or incurred any liabilities or obligations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

(iii)                               Each of HoldCo, Orion Merger Sub and Diamond Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby and (B) the execution and delivery of this Agreement by HoldCo, Orion Merger Sub or Diamond Merger Sub, as applicable, and the consummation by HoldCo, Orion Merger Sub or Diamond Merger Sub, as applicable, of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part thereof, subject to the receipt of the approvals contemplated by Section 6.16.

(iv)                              The execution and delivery of this Agreement by each of HoldCo, Orion Merger Sub and Diamond Merger Sub does not, and the consummation of the transactions contemplated hereby and compliance with the provisions of this Agreement by each of HoldCo, Orion Merger Sub and Diamond Merger Sub shall not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of HoldCo, Orion Merger Sub or Diamond Merger Sub, as applicable, under the applicable New Entity Organizational Documents.

(v)                                 As of the date hereof, the authorized capital stock of HoldCo consists of 100 shares of HoldCo Common Stock, of which two shares are issued and outstanding. All of the outstanding shares of HoldCo Common Stock have been validly issued, are fully paid and nonassessable and one share is owned directly by Diamond free and clear of any Lien. The authorized capital stock of Diamond Merger Sub consists of 100 shares of common stock, $0.01 par value per share, all of which have been validly issued, are fully paid and nonassessable and are owned directly by HoldCo free and clear of any Lien. The authorized capital stock of Orion Merger Sub consists of 100 shares of common stock, $0.01 par value per share, all of which have been validly issued, are fully paid and nonassessable and are owned directly by HoldCo free and clear of any Lien. All shares of HoldCo Common Stock issued pursuant to Article I shall be duly authorized and validly issued and free of preemptive rights.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.1                                    Conduct of Business.

(a)                                 Conduct of Business by Orion.  Except as set forth in Section 5.1(a) of the Orion Disclosure Letter, as otherwise expressly contemplated by this Agreement or as consented to by Diamond in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the Effective Time, Orion shall, and shall cause its subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and, to the extent consistent therewith, use all reasonable best efforts to preserve intact their current business organizations, preserve their assets and properties in good repair and condition, use reasonable best efforts to keep available the services of their current officers and other key employees and preserve their relationships with those persons having business dealings with them to the end that their goodwill and ongoing businesses shall be unimpaired at the Effective Time.  Except as set forth in Section 5.1(a) of the Orion Disclosure Letter, as otherwise expressly contemplated by this Agreement or as consented to by Diamond in writing (such consent not to be unreasonably withheld or delayed), during the period from the date of this Agreement to the Effective Time, Orion shall not, and shall not permit any of its subsidiaries to:

(i)                                     (A) other than (I) any regular quarterly distribution made by Orion in accordance with its distribution policy in an amount up to $0.47 per share of Orion Common Stock for any such quarterly distribution and (II) dividends and distributions by a direct or indirect wholly owned subsidiary of Orion to its parent, declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (C) purchase, redeem or otherwise acquire any shares of capital stock of Orion or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities (other than the acquisition of shares from a holder of an award under an Orion Equity Plan in satisfaction of withholding obligations or in payment of the exercise price in accordance with the terms thereof or in connection with the forfeiture of any awards granted under an Orion Equity Plan that are outstanding on the date of this Agreement), except pursuant to the Orion share repurchase programs announced prior to the date hereof and set forth on Section 5.1(a)(i)(C) of the Orion Disclosure Letter;

(ii)                                  issue, deliver, sell, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than (A) in connection with the settlement of equity compensation granted under the Orion Benefit Plans and outstanding as of the date of this Agreement in accordance with their present terms, (B) as required by any Orion Benefit Plan in effect on the date of this Agreement or entered into or amended in accordance with the terms of this Agreement and (C) Orion Equity Awards in the ordinary course of business consistent with past practice as set forth on Section 5.1(a)(ii) of the Orion Disclosure Letter;

(iii)                               (A) other than in the ordinary course of business consistent with past practice, amend, renew, terminate or waive any material provision of any Orion Material Contract except in connection with any amendments to, and normal renewals of, Orion Material Contracts without materially adverse changes, additions or deletions of terms, or (B) enter into any new agreement or contract or other binding obligation of

Orion or its subsidiaries containing (1) any material restriction on the ability of Orion or its subsidiaries to conduct its business as it is presently being conducted or currently contemplated to be conducted after the Mergers, (2) with respect to any material agreement, contract or other binding obligation, any restrictions granting “most favored nation” status that, following the Effective Time, would impose obligations on HoldCo or its affiliates, or (3) any provision of the type described in clause (iii) of the definition of Orion Material Contracts;

(iv)                              (A) merge with or enter into a consolidation with or otherwise acquire an interest of 50% or more of the outstanding equity interests in any person, or acquire a substantial portion of the assets or business of any person (or any division or line of business thereof), (B) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or any other reorganization, (C) otherwise acquire (including, through leases, subleases and licenses of real property) any assets, or (D) enter into any new line of business, except (x) in the case of clauses (A) and (C) (but specifically excluding any merger or consolidation of Orion, HoldCo, Orion Merger Sub and Diamond Merger Sub with any other person under clause (A)), (1) in the ordinary course of business consistent with past practice, (2) transactions involving only direct or indirect wholly owned subsidiaries of Orion (other than HoldCo, Orion Merger Sub or Diamond Merger Sub), or (3) in one or more transactions with respect to which the aggregate consideration for all such transactions during the period from the date of this Agreement to the Closing Date does not exceed $1,000,000,000; (y) in the case of clause (B), any transactions involving only the direct or indirect wholly owned subsidiaries of Orion (other than HoldCo, Orion Merger Sub or Diamond Merger Sub); and (z) each of clauses (A), (B) and (C) are subject to the restrictions set forth in Section 6.3;

(v)                                 (A) transfer, sell, lease, sublease, license, sublicense, grant a non-assert with respect to or otherwise abandon or dispose of any material assets or material properties of Orion or any of its subsidiaries,  or (B) mortgage or pledge any material assets or material properties of Orion or any of its subsidiaries, or subject any such assets or properties to any other Lien (except Permitted Liens), other than, in the case of both clause (A) and clause (B), (1) in the ordinary course of business consistent with past practice, (2) assets and properties associated with discontinued operations, or (3) in addition to transfers, sales, leases, subleases, licenses, sublicenses or other dispositions pursuant to clauses (1) and (2), in one or more transactions with respect to which the aggregate consideration for all such transactions during the period from the date of this Agreement to the Closing Date does not exceed $1,000,000,000, but in the case of this clause (3), only with respect to the assets or businesses of each of the Agricultural Business and Specialty Products Business;

(vi)                              create, incur or assume any indebtedness for borrowed money, or issue any debt securities or any right to acquire debt securities, assume, guarantee, endorse or otherwise become liable or responsible (whether, directly, contingently or otherwise) for the indebtedness of another person, enter into any agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except (A) for indebtedness incurred in the ordinary course of business and consistent with past practice under Orion’s current borrowing agreements and facilities or any refinancing, substitution or replacement thereof, (B) for any inter-company indebtedness solely involving Orion and/or direct or indirect wholly owned subsidiaries (other than HoldCo, Orion Merger Sub or Diamond Merger Sub subsidiaries), (C) as required by existing contracts entered into in the ordinary course of business, (D) incremental indebtedness for borrowed money not to exceed $3,000,000,000 in the aggregate outstanding at any time incurred by Orion or any of its subsidiaries other than in accordance with clauses (A) through (C) (provided, that for any such indebtedness in excess of $2,000,000,000 in aggregate outstanding at any time, Orion has consulted in advance with Diamond), or (E) guarantees by Orion of indebtedness for borrowed money of its subsidiaries (other than HoldCo, Orion Merger Sub or Diamond Merger Sub), which indebtedness is incurred in compliance with this Section 5.1(a)(vi);

(vii)                           waive, release, assign, settle or compromise any pending or threatened (in writing) Action which is (A) material to the business of Orion and its subsidiaries, taken as a whole, or (B) otherwise involves the payment by Orion of an amount in excess of $100,000,000 for a single Action (excluding any amounts that insurance companies have agreed to pay under existing insurance policies) or $750,000,000 in the aggregate (excluding any amounts that insurance companies have agreed to pay under existing insurance policies) for all such actions during the period from the date of this Agreement to the Closing Date;

(viii)                        (A) make, change or revoke any material Tax election, (B) settle or compromise Tax claims or liabilities in an amount in excess of a $250,000,000 income statement expense for all such Tax claims or liabilities during the period from the date of this Agreement through the Closing Date or (C) change (or make a request to any Taxing Authority to change) any material aspect of its method of accounting for Tax purposes; provided, that that with respect to each of (A) and (C) of this Section 5.1(a)(viii), any such elections or changes, as applicable, occurring during the period from the date of this Agreement through the Closing Date would not reasonably be expected to have an impact in excess of a $250,000,000 income statement expense;

(ix)                              except as required by any Orion Benefit Plan or Orion Labor Agreement in effect on the date of this Agreement or as amended after the date of this Agreement in accordance with the terms of this Agreement or as required by Applicable Laws, (A) increase any compensation or benefit to, or enter into or amend any employment, change-in-control or severance agreement with, any officer, director or other employee, other than (1) for increases in compensation or benefits or (2) amendments to employment, change-in-control or severance agreements, in each case, in the ordinary course of business consistent with past practice; provided that any such amendments do not otherwise increase the benefits or amounts paid or payable to any officer, director or other employee in connection with the transactions contemplated by this Agreement, (B) grant any bonuses, other than in the ordinary course of business consistent with past practice (including grants of bonuses to new hires), to any officer, director or other employee, (C) enter into or adopt any new Orion Benefit Plan (including any stock option, stock benefit or stock purchase plan) or amend or modify any existing Orion Benefit Plan or accelerate the vesting of any compensation (including options, restricted stock, restricted stock units, warrants, other shares of capital stock or rights of any kind to acquire any shares of capital stock or equity-based awards) for the benefit of any officer, director or other employee or grant or amend any award under any Orion Benefit Plan (including the grant of any options, restricted stock, restricted stock units, warrants, other equity or equity-based or related compensation), (D) provide any funding for any rabbi trust or similar arrangement, or take any other action to fund or secure the payment of any compensation or benefit, or (E) grant to any officer, director or other employee any right to receive any severance, change-in-control, retention, termination or similar compensation or benefits or increases therein (other than, in the case of any employee with total aggregate annual compensation that is less than $1,500,000, in the ordinary course of business consistent with past practice);

(x)                                 change any of its material financial accounting policies or procedures currently in effect, except (A) as required by GAAP, Regulation S-X of the Exchange Act, or a Governmental Entity or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization) as determined in consultation with Orion’s outside auditor, or (B) as required by Applicable Law;

(xi)                              make or authorize any payment of, commitment for, or accrual of aggregate capital expenditures for any 12-month period that are greater than 120% of the amount set forth on Section 5.1(a)(xi) of the Orion Disclosure Letter;

(xii)                           write up, write down or write off the book value of any of its assets, other than (A) in the ordinary course of business and consistent with past practice or (B) as may be consistent with Orion’s financial accounting policies and procedures and GAAP as determined in consultation with Orion’s outside auditor;

(xiii)                        amend the Orion Certificate of Incorporation or By-laws of Orion or the New Entity Organizational Documents; or

(xiv)                       authorize, or commit or agree to take, any of the foregoing actions.

(b)                                 Conduct of Business by Diamond.  Except as set forth in Section 5.1(b) of the Diamond Disclosure Letter, as otherwise expressly contemplated by this Agreement or as consented to by Orion in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the Effective Time, Diamond shall, and shall cause its subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and, to the extent consistent therewith, use all reasonable best efforts to preserve intact their current business organizations, preserve their assets and properties in good repair and condition, use reasonable best efforts to keep available the services of their current officers and other key employees and preserve their relationships with those persons having business dealings with them to the end that their goodwill and ongoing businesses shall be unimpaired at the Effective Time.  Except as set forth in Section 5.1(b) of the

Diamond Disclosure Letter, as otherwise expressly contemplated by this Agreement or as consented to by Orion in writing (such consent not to be unreasonably withheld or delayed), during the period from the date of this Agreement to the Effective Time, Diamond shall not, and shall not permit any of its subsidiaries to:

(i)                                     (A) other than (I) any regular quarterly distribution made by Diamond in accordance with its distribution policy in an amount per share of Diamond Common Stock for any such quarterly distribution up to $0.57, and (II) dividends and distributions by a direct or indirect wholly owned subsidiary of Diamond to its parent, declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (C) purchase, redeem or otherwise acquire any shares of capital stock of Diamond or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities (other than the acquisition of shares from a holder of an award under a Diamond Equity Plan in satisfaction of withholding obligations or in payment of the exercise price in accordance with the terms thereof or in connection with the forfeiture of any awards granted under a Diamond Equity Plan that are outstanding on the date of this Agreement) except pursuant to the Diamond share repurchase programs announced prior to the date hereof and set forth on Section 5.1(b)(i)(C) of the Orion Disclosure Letter;

(ii)                                  issue, deliver, sell, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than (A) in connection with the settlement of equity compensation granted under the Diamond Benefit Plans and outstanding as of the date of this Agreement in accordance with their present terms, (B) as required by any Diamond Benefit Plan in effect on the date of this Agreement or entered into or amended in accordance with the terms of this Agreement, (C) Diamond Equity Awards and Diamond ESPP Shares in the ordinary course of business consistent with past practice as set forth on Section 5.1(b)(ii) of the Diamond Disclosure Letter and (D) in connection with the conversion of the shares of the Diamond Series A Preferred Stock in accordance with the terms thereof as of the date of this Agreement;

(iii)                               (A) other than in the ordinary course of business consistent with past practice, amend, renew, terminate or waive any material provision of any Diamond Material Contract except in connection with any amendments to, and normal renewals of, Diamond Material Contracts without materially adverse changes, additions or deletions of terms, or (B) enter into any new agreement or contract or other binding obligation of Diamond or its subsidiaries containing (1) any material restriction on the ability of Diamond or its subsidiaries to conduct its business as it is presently being conducted or currently contemplated to be conducted after the Mergers, (2) with respect to any material agreement, contract or other binding obligation, any restrictions granting “most favored nation” status that, following the Effective Time, would impose obligations on HoldCo or its affiliates, or (3) any provision of the type described in clause (iii) of the definition of Diamond Material Contracts;

(iv)                              (A) merge with or enter into a consolidation with or otherwise acquire an interest of 50% or more of the outstanding equity interests in any person or acquire a substantial portion of the assets or business of any person (or any division or line of business thereof), (B) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or any other reorganization, (C) otherwise acquire (including, through leases, subleases and licenses of real property) any assets, or (D) enter into any new line of business, except, (x) in the case of clauses (A) and (C) (but specifically excluding any merger or consolidation of Diamond, HoldCo, Orion Merger Sub and Diamond Merger Sub with any other person under clause (A)), (1) in the ordinary course of business consistent with past practice, (2) transactions involving only direct or indirect wholly owned subsidiaries of Diamond (other than HoldCo, Orion Merger Sub or Diamond Merger Sub), or (3) in one or more transactions with respect to which the aggregate consideration for all such transactions during the period from the date of this Agreement to the Closing Date does not exceed $1,000,000,000; (y) in the case of clause (B), transactions involving only the direct or indirect wholly owned subsidiaries of Diamond (other than HoldCo, Orion Merger Sub or Diamond Merger Sub); and (z) each of clauses (A), (B) and (C) are subject to the restrictions set forth in Section 6.3;

(v)                                 (A) transfer, sell, lease, sublease, license, sublicense, grant a non-assert with respect to or otherwise abandon or dispose of any material assets or material properties of Diamond or any of its subsidiaries,  or (B) mortgage or pledge any material assets or material properties of Diamond or any of its subsidiaries, or subject any such assets or properties to any other Lien (except Permitted Liens), other than, in the case of both clause (A) and clause (B), (1) in the ordinary course of business consistent with past practice, (2) assets and properties associated with discontinued operations or (3) in addition to transfers, sales, leases, subleases, licenses, sublicenses or other dispositions pursuant to clauses (1) and (2), in one or more transactions with respect to which the aggregate consideration for all such transactions during the period from the date of this Agreement to the Closing Date does not exceed $1,000,000,000, but in the case of this clause (3),only with respect to the assets or businesses of the Material Sciences Business;

(vi)                              create, incur or assume any indebtedness for borrowed money, or issue any debt securities or any right to acquire debt securities, assume, guarantee, endorse or otherwise become liable or responsible (whether, directly, contingently or otherwise) for the indebtedness of another person, enter into any agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except (A) for indebtedness incurred in the ordinary course of business and consistent with past practice under Diamond’s current borrowing agreements and facilities (including, but not limited to, any indebtedness incurred pursuant to (1) the Five Year Competitive Advance and Revolving Credit Facility Agreement, dated as of March 24, 2015, among Diamond, the banks party thereto, and Citibank, N.A, as may be amended, supplemented or otherwise modified as of the date hereof, (2) any committed or uncommitted bilateral credit facilities or lines of credit existing (3) any letters of credit and (4) any commercial paper and (5) any accounts receivable securitization facilities, in each case whether or not drawn as of the date hereof) or any refinancing, substitution or replacement thereof, (B) for any inter-company indebtedness solely involving Diamond and/or direct or indirect wholly owned subsidiaries (other than HoldCo, Orion Merger Sub or Diamond Merger Sub), (C) as required by existing contracts entered into in the ordinary course of business, (D) incremental indebtedness for borrowed money not to exceed $3,000,000,000 in the aggregate outstanding at any time incurred by Diamond or any of its subsidiaries other than in accordance with clauses (A) through (C) (provided, that for any such indebtedness in excess of $2,000,000,000  in aggregate outstanding at any time, Diamond has consulted in advance with Orion), or (E) guarantees by Diamond of indebtedness for borrowed money of its subsidiaries (other than HoldCo, Orion Merger Sub or Diamond Merger Sub), which indebtedness is incurred in compliance with this Section 5.1(b)(vi);

(vii)                           waive, release, assign, settle or compromise any pending or threatened (in writing) Action which is (A) material to the business of Diamond and its subsidiaries, taken as a whole or (B) otherwise involves the payment by Diamond of an amount in excess of $100,000,000 for a single Action (excluding any amounts that insurance companies have agreed to pay under existing insurance policies) or $750,000,000 in the aggregate (excluding any amounts that insurance companies have agreed to pay under existing insurance policies) for all such Actions during the period from the date of this Agreement to the Closing Date;

(viii)                        (A) make, change or revoke any material Tax election, (B) settle or compromise Tax claims or liabilities in an amount in excess of a $250,000,000 income statement expense for all such Tax claims or liabilities during the period from the date of this Agreement through the Closing Date or (C) change (or make a request to any Taxing Authority to change) any material aspect of its method of accounting for Tax purposes; provided, with respect to each of (A) and (C) of this Section 5.1(a)(viii), any such elections or changes, as applicable, occurring during the period from the date of this Agreement through the Closing Date would not reasonably be expected to have an impact in excess of a $250,000,000 income statement expense;

(ix)                              except as required by any Diamond Benefit Plan or Diamond Labor Agreement in effect on the date of this Agreement or as amended after the date of this Agreement in accordance with the terms of this Agreement or as required by Applicable Laws, (A) increase any compensation or benefit to, or enter into or amend any employment, change-in-control or severance agreement with, any officer, director or other employee, other than (1) for increases in compensation or benefits or (2) amendments to employment, change-in-control or severance agreements, in each case, in the ordinary course of business consistent with past practice; provided that any such amendments do not otherwise increase the benefits or amounts paid or payable to any officer, director or other employee in connection with the transactions contemplated by this Agreement, (B) grant any bonuses, other than in the ordinary course of business consistent with past practice (including grants of bonuses to new hires), to any officer, director or other employee, (C) enter into or adopt any new Diamond Benefit Plan (including any stock option, stock benefit or stock purchase plan) or amend or modify any existing Diamond Benefit Plan or accelerate the vesting of any compensation (including options, restricted stock, restricted stock units, warrants, other shares of capital stock or rights of any kind to acquire any shares of capital stock or equity-based awards) for the benefit of any officer, director or other employee or grant or amend any award under any Diamond Benefit Plan (including the grant of any options, restricted stock, restricted stock units, warrants, other equity or equity-based or related compensation), (D) provide any funding for any rabbi trust or similar arrangement, or take any other action to fund or secure the payment of any compensation or benefit, or (E) grant to any officer, director or other employee any right to receive any severance, change-in-control, retention, termination or similar compensation or benefits or increases therein (other than, in the case of any employee with total aggregate annual compensation that is less than $1,500,000 in the ordinary course of business consistent with past practice);

(x)                                 change any of its material financial accounting policies or procedures currently in effect, except (A) as required by GAAP, Regulation S-X of the Exchange Act, or a Governmental Entity or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization) as determined in consultation with Diamond’s outside auditor or (B) as required by Applicable Law;

(xi)                              make or authorize any payment of, commitment for, or accrual of aggregate capital expenditures for any 12-month period that are greater than 120% of the amount set forth on Section 5.1(b)(xi) of the Diamond Disclosure Letter;

(xii)                           write up, write down or write off the book value of any of its assets, other than (A) in the ordinary course of business and consistent with past practice or (B) as may be consistent with Diamond’s financial accounting policies and procedures and GAAP as determined in consultation with Diamond’s outside auditor;

(xiii)                        amend the Diamond Certificate of Incorporation or By-laws of Diamond or the New Entity Organizational Documents; or

(xiv)                       authorize, or commit or agree to take, any of the foregoing actions.

(c)                                  Other Actions.  Except as required by law, during the period from the date of this Agreement to the Effective Time, neither Orion nor Diamond shall, nor shall either permit any of its subsidiaries to, take any action that would, or that would reasonably be expected to, prevent or materially delay the satisfaction of any of the conditions to the Mergers set forth in Article VII.

(d)                                 Financing Cooperation.

(i)                                     Subject to the limitation set forth in Section 5.1, during the period from the date of this Agreement to the Effective Time, the parties hereto shall cooperate in good faith to implement any necessary, appropriate or desirable arrangements in connection with each party’s indentures or other documents governing or relating to indebtedness with respect to any financing matters concerning Orion, Diamond and the transactions contemplated by this Agreement.

(ii)                                  The parties hereto acknowledge and agree that, prior to the Effective Time,  subject to the limitation set forth in Section 5.1, it may be necessary for Diamond and/or Orion to enter into financing transactions (including, without limitation, the raising of new financing, the refinancing of existing indebtedness, the retirement of existing indebtedness and/or producing amendments, modifications or consents in relating to existing indebtedness) (any such financing transaction, a “Pre-Merger Financing Transaction”). In connection with any Pre-Merger Financing Transaction, the parties hereto agree to cooperate and use their reasonable best efforts to provide such information to each other as may be necessary or desirable in connection with the structuring, marketing and execution of any Pre-Merger Financing Transaction, including (A) participating in meetings and due diligence sessions in connection with the Pre-Merger Financing Transaction, (B) assisting with the preparation of any portion of the disclosure in relation to the Pre-Merger Financing Transaction that relates to the Merger or the transactions contemplated by this Agreement (including any financial information and operational data), and (C) delivering, or procuring the delivery of, such information, certificates, comfort letters, representation letters and other documents as may be necessary or desirable by any party to any such Pre-Merger Financing Transaction (including, without limitation, any investment banks appointed in any capacity with respect to any Pre-Merger Financing Transaction).

(iii)                               Notwithstanding anything to the contrary in this Section 5.1(d), neither Orion nor Diamond shall be required to disclose any information pursuant to this Section 5.1(d) to the extent that (A) in the reasonable good faith judgment of such party, any Applicable Law requires such party or its subsidiaries to restrict or prohibit access to any such information, (B) in the reasonable good faith judgment of such party, the information is subject to confidentiality obligations to a third party or (C) disclosure of any such information or document would result in the loss of attorney-client privilege; provided, further, that with respect to clauses (A) through (C) of this Section 5.1(d), Orion or Diamond, as applicable, shall use its commercially reasonable efforts to (1) obtain the required consent of any third party necessary to provide such disclosure, (2) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to Orion or Diamond and (3) in the case of clauses (A) through (C), utilize the procedures of a joint defense agreement or implement such other techniques if the parties determine that doing so would reasonably permit the disclosure of such information without violating Applicable Law or jeopardizing such privilege.

Section 5.2                                    No Solicitation by Orion.  (a)    Orion shall not, shall not authorize or permit any of its controlled affiliates or any of its or their officers, directors or employees to, and shall use its reasonable best efforts to cause any investment banker, financial advisor, attorney, accountant or other representative (a “Representative”) retained by it or any of its controlled affiliates not to, directly or indirectly through another person, (i) solicit, initiate or knowingly encourage (including by way of furnishing information), or knowingly take any other action designed to facilitate, any inquiries regarding, or the making of, any proposal the consummation of which would constitute an Orion Alternative Transaction, or (ii) participate in any discussions or negotiations, or cooperate in any way with any person (or group of persons), with respect to any inquiries regarding, or the making of, any proposal the consummation of which would constitute an Orion Alternative Transaction, except to notify such person (or group of persons) as to the existence of the provisions of this Section 5.2; provided, however, that if, at any time prior to obtaining the Orion Stockholder Approval, the Board of Directors of Orion determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that any such proposal that did not result from a material breach of this Section 5.2(a) constitutes or could reasonably be expected to result in an Orion Superior Proposal, subject to compliance with Section 5.2(c), Orion and its Representatives may (A) furnish information with respect to Orion and its subsidiaries to the person (or group of persons) making such proposal (and its Representatives and financing sources) (provided that all such information has previously been provided to Diamond or is provided to Diamond prior to or substantially concurrent with the time it is provided to such person) pursuant to a customary confidentiality agreement containing terms as to confidentiality (it being understood that such confidentiality agreement need not include any “standstill” terms) generally no less restrictive than the terms of the confidentiality agreement, dated November 24, 2015, as amended, entered into between Orion and Diamond (the “Confidentiality Agreement”), and (B) participate in discussions or negotiations regarding such proposal with the person (or group of persons)  making such proposal (and its Representatives and financing sources).  For purposes of this Agreement, “Orion Alternative Transaction” means any of (i) a transaction or series of transactions pursuant to which any person (or group of persons) other than Diamond and its subsidiaries (including HoldCo, Orion Merger Sub and Diamond Merger Sub) (such person (or group of persons), an “Orion Third Party”), acquires or would acquire, directly or indirectly, beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of more than 20% of the outstanding shares of Orion Common Stock or securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of Orion, whether from Orion or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger, consolidation, share exchange or similar transaction pursuant to which any Orion Third Party acquires or would acquire, directly or indirectly, assets or businesses of Orion or any of its subsidiaries representing 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of Orion and its subsidiaries taken as a whole, (iii) any transaction pursuant to which any Orion Third Party acquires or would acquire, directly or indirectly, control of assets (including for this purpose the outstanding equity securities of subsidiaries of Orion and any entity surviving any merger or combination including any of them) of Orion or any of its subsidiaries representing 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of Orion and its subsidiaries taken as a whole, or (iv) any disposition of assets to an Orion Third Party representing 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of Orion and its subsidiaries, taken as a whole.

(b)                                 Except as permitted by this Section 5.2(b), neither the Board of Directors of Orion nor any committee thereof shall (i) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, or fail to make, in each case in a manner adverse to Diamond, the approval or recommendation by such Board of Directors or such committee of the Orion Merger or this Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any Orion Alternative Transaction (any action in clause (i) or this clause (ii) being referred to as an “Orion Recommendation Change”), provided, that nothing herein shall restrict or otherwise limit Orion from making accurate disclosure to its stockholders of factual information regarding the business, financial condition or results of operations of Orion or, so long as Orion provides Diamond with reasonable advance notice and a copy of the proposed disclosure, the fact that a proposal the consummation of which would constitute an Orion Alternative Transaction has been made, the identity of the party making such proposal or the material terms of such proposal (and such disclosure shall not be deemed to be an Orion Recommendation Change), so long as the disclosure through which such factual information is conveyed, taken as a whole, is not contrary to or materially inconsistent with the recommendation made by the Orion Board of Directors; or (iii) cause Orion or any of its controlled affiliates to enter into any letter of intent, agreement in principle, acquisition agreement or other agreement related to any Orion Alternative Transaction or requiring, or reasonably likely to cause, Orion to terminate, delay or fail to consummate, or that would otherwise impede, interfere with or be inconsistent with, the consummation of the Mergers or any of the other transactions contemplated by this Agreement (other than a confidentiality agreement referred to in Section 5.2(a)).  Notwithstanding the foregoing, in the event that prior to obtaining the Orion Stockholder Approval, the Board of Directors of Orion determines in good faith, after it has received an Orion Superior Proposal (and after consultation with outside counsel and a financial advisor of nationally recognized reputation) that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law, the Board of Directors of Orion may (subject to this and the following sentences) effect an Orion Recommendation Change, but only at a time that is after the fourth business day following Diamond’s receipt of written notice from Orion advising Diamond that the Board of Directors of Orion has received an Orion Superior Proposal specifying the material terms and conditions of such Orion Superior Proposal, identifying the person making such Orion Superior Proposal and stating that it intends to make an Orion Recommendation Change; provided that in the event of a subsequent modification to the material terms and conditions of such Orion Superior Proposal, the Board of Directors of Orion may only effect an Orion Recommendation Change after the second business day following Diamond’s receipt of written notice from Orion advising Diamond of the modification to such terms and conditions; and provided further that during such four or two business day notice period, as applicable, Orion engages (to the extent requested by Diamond) in good faith negotiations with Diamond to amend this Agreement in such a manner that the proposal to enter into an Orion Alternative Transaction no longer constitutes an Orion Superior Proposal.  For purposes of this Agreement, an “Orion Superior Proposal” means any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by an Orion Third Party to enter into an Orion Alternative Transaction (with all references to 20% in the definition of Orion Alternative Transaction being treated as references to 50% for these purposes) that (A) did not result from a material breach of Section 5.2(a), (B) is on terms that the Board of Directors of Orion determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) to be superior from a financial point of view to Orion’s stockholders than the transactions contemplated by this Agreement, taking into account all relevant factors (including any changes to this Agreement that may be proposed by Diamond in response to such proposal to enter into an Orion Alternative Transaction and the identity of the person making such proposal to enter into an Orion Alternative Transaction), and (C) is reasonably likely to be completed, taking into account all financial, regulatory, legal and other aspects of such proposal.  In addition, notwithstanding anything in this Agreement to the contrary, at any time prior to the receipt of the Orion Stockholder Approval, if the Board of Directors of Orion determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law, the Board of Directors of Orion may effect an Orion Recommendation Change in response to any Orion Intervening Event, but only at a time that is after the fourth business day following Diamond’s receipt of written notice from Orion advising Diamond of all material information with respect to any such Orion Intervening Event and stating that it intends to make an Orion Recommendation Change and providing its rationale therefor.  The term “Orion Intervening Event” shall mean a material event or change in circumstance that arises or occurs after the date of this Agreement that, prior to the date of this Agreement, was neither known nor reasonably foreseeable by the Board of Directors of Orion; provided, however, that (i) in no event shall the receipt, existence or terms of an Orion Alternative Transaction or any matter relating thereto or consequence thereof constitute an Orion Intervening Event and (ii) in no event shall any event or events that has or have an adverse effect on the business, properties, financial condition or results of operations of Diamond and its subsidiaries, taken as a whole, constitute an Orion Intervening Event unless such event or events has had or would reasonably be expected to have a Diamond Material Adverse Effect.

(c)                                  In addition to the obligations of Orion set forth in Sections 5.2(a) and 5.2(b), Orion shall promptly, and in any event within 24 hours of receipt thereof, advise Diamond orally and in writing of any request for information or of any proposal relating to an Orion Alternative Transaction, the material terms and conditions of such request or proposal (including any changes thereto) and the identity of the person making such request or proposal.  Orion shall (i) keep Diamond reasonably informed of the status and details (including amendments or proposed amendments) of any such request or proposal on a current basis and (ii) provide to Diamond as soon as reasonably practicable after receipt or delivery thereof copies of all correspondence and other written materials exchanged between Orion or its subsidiaries or any of their Representatives, on the one hand, and any person making such request or proposal, on the other hand, in each case that describes in any material respect any of the material terms or conditions of any such request or proposal.

(d)                                 Nothing contained in this Section 5.2 shall prohibit Orion from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act pending disclosure of its position thereunder; provided, however, that any such disclosure or statement that constitutes or contains an Orion Recommendation Change shall be subject to the provisions of Section 5.2(b).

Section 5.3                                    No Solicitation by Diamond.  (a)                 Diamond shall not, shall not authorize or permit any of its controlled affiliates or any of its or their officers, directors or employees to, and shall use its reasonable best efforts to cause any Representatives retained by it or any of its controlled affiliates not to, directly or indirectly through another person, (i) solicit, initiate or knowingly encourage (including by way of furnishing information), or knowingly take any other action designed to facilitate, any inquiries regarding, or the making of, any proposal the consummation of which would constitute a Diamond Alternative Transaction or (ii) participate in any discussions or negotiations, or cooperate in any way with any person (or group of persons), with respect to any inquiries regarding, or the making of, any proposal the consummation of which would constitute a Diamond Alternative Transaction, except to notify such person (or group of persons) as to the existence of the provisions of this Section 5.2; provided, however, that if, at any time prior to obtaining the Diamond Stockholder Approval, the Board of Directors of Diamond determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that any such proposal that did not result from a material breach of this Section 5.3(a) constitutes or could reasonably be expected to result in a Diamond Superior Proposal, subject to compliance with Section 5.3(c), Diamond and its Representatives may (A) furnish information with respect to Diamond and its subsidiaries to the person (or group of persons) making such proposal (and its Representatives and financing sources) (provided that all such information has previously been provided to Orion or is provided to Orion prior to or substantially concurrent with the time it is provided to such person) pursuant to a customary confidentiality agreement containing terms as to confidentiality (it being understood that such confidentiality agreement need not include any “standstill” terms) generally no less restrictive than the terms of the Confidentiality Agreement and (B) participate in discussions or negotiations regarding such proposal with the person (or group of persons) making such proposal (and its Representatives and financing sources).  For purposes of this Agreement, “Diamond Alternative Transaction” means any of (i) a transaction or series of transactions pursuant to which any person (or group of persons) other than Orion and its subsidiaries (including HoldCo, Orion Merger Sub and Diamond Merger Sub) (such persons (or group of persons), a “Diamond Third Party”), acquires or would acquire, directly or indirectly, beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of more than 20% of the outstanding shares of Diamond Common Stock or securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of Diamond, whether from Diamond or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger, consolidation, share exchange or similar transaction pursuant to which any Diamond Third Party acquires or would acquire, directly or indirectly, assets or businesses of Diamond or any of its subsidiaries representing 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of Diamond and its subsidiaries taken as a whole,  (iii) any transaction pursuant to which any Diamond Third Party acquires or would acquire, directly or indirectly, control of assets (including for this purpose the outstanding equity securities of subsidiaries of Diamond and any entity surviving any merger or combination including any of them) of Diamond or any of its subsidiaries representing 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of Diamond and its subsidiaries taken as a whole or (iv) any disposition of assets to a Diamond Third Party representing 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of Diamond and its subsidiaries, taken as a whole.

(b)                                 Except as permitted by this Section 5.3(b), neither the Board of Directors of Diamond nor any committee thereof shall (i) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, or fail to make, in each case in a manner adverse to Orion, the approval or recommendation by such Board of Directors or such committee of the Diamond Merger or this Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any Diamond Alternative Transaction (any action in clause (i) or this clause (ii)

being referred to as a “Diamond Recommendation Change”), provided, that nothing herein shall restrict or otherwise limit Diamond from making accurate disclosure to its stockholders of factual information regarding the business, financial condition or results of operations of Diamond or, so long as Diamond provides Orion with reasonable advance notice and a copy of the proposed disclosure, the fact that a proposal the consummation of which would constitute a Diamond Alternative Transaction has been made, the identity of the party making such proposal or the material terms of such proposal (and such disclosure shall not be deemed to be a Diamond Recommendation Change), so long as the disclosure through which such factual information is conveyed, taken as a whole, is not contrary to or materially inconsistent with the recommendation made by the Diamond Board of Directors or (iii) cause Diamond or any of its controlled affiliates to enter into any letter of intent, agreement in principle, acquisition agreement or other agreement related to any Diamond Alternative Transaction or requiring, or reasonably likely to cause, Diamond to terminate, delay or fail to consummate, or that would otherwise impede, interfere with or be inconsistent with, the consummation of the Mergers or any of the other transactions contemplated by this Agreement (other than a confidentiality agreement referred to in Section 5.3(a)).  Notwithstanding the foregoing, in the event that prior to obtaining the Diamond Stockholder Approval, the Board of Directors of Diamond determines in good faith, after it has received a Diamond Superior Proposal (and after consultation with outside counsel and a financial advisor of nationally recognized reputation) that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law, the Board of Directors of Diamond may (subject to this and the following sentences) effect a Diamond Recommendation Change, but only at a time that is after the fourth business day following Orion’s receipt of written notice from Diamond advising Orion that the Board of Directors of Diamond has received a Diamond Superior Proposal specifying the material terms and conditions of such Diamond Superior Proposal, identifying the person making such Diamond Superior Proposal and stating that it intends to make a Diamond Recommendation Change; provided that in the event of a subsequent modification to the material terms and conditions of such Diamond Superior Proposal, the Board of Directors of Diamond may only effect a Diamond Recommendation Change after the second business day following Orion’s receipt of written notice from Diamond advising Orion of the modification to such terms and conditions; and provided further that during such four or two business day notice period, as applicable, Diamond engages (to the extent requested by Orion) in good faith negotiations with Orion to amend this Agreement in such a manner that the proposal to enter into a Diamond Alternative Transaction no longer constitutes a Diamond Superior Proposal.  For purposes of this Agreement, a “Diamond Superior Proposal” means any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a Diamond Third Party to enter into a Diamond Alternative Transaction (with all references to 20% in the definition of Diamond Alternative Transaction being treated as references to 50% for these purposes) that (A) did not result from a material breach of Section 5.3(a), (B) is on terms that the Board of Directors of Diamond determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) to be superior from a financial point of view to Diamond’s stockholders than the transactions contemplated by this Agreement, taking into account all relevant factors (including any changes to this Agreement that may be proposed by Orion in response to such proposal to enter into a Diamond Alternative Transaction and the identity of the person making such proposal to enter into a Diamond Alternative Transaction) and (C) is reasonably likely to be completed, taking into account all financial, regulatory, legal and other aspects of such proposal.  In addition, notwithstanding anything in this Agreement to the contrary, at any time prior to the receipt of the Diamond Stockholder Approval, if the Board of Directors of Diamond determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law, the Board of Directors of Diamond may effect a Diamond Recommendation Change in response to any Diamond Intervening Event, but only at a time that is after the fourth business day following Orion’s receipt of written notice from Diamond advising Orion of all material information with respect to any such Diamond Intervening Event and stating that it intends to make a Diamond Recommendation Change and providing its rationale therefor.  The term “Diamond Intervening Event” shall mean a material event or change in circumstance that arises or occurs after the date of this Agreement that, prior to the date of this Agreement, was neither known nor reasonably foreseeable by the Board of Directors of Diamond; provided, however, that (i) in no event shall the receipt, existence or terms of an Diamond Alternative Transaction or any matter relating thereto or consequence thereof constitute an Diamond Intervening Event and (ii) in no event shall any event or events that has or have an adverse effect on the business, properties, financial condition or results of operations of Orion and its subsidiaries, taken as a whole, constitute a Diamond Intervening Event unless such event or events has had or would reasonably be expected to have an Orion Material Adverse Effect.

(c)                                  In addition to the obligations of Diamond set forth in Sections 5.3(a) and 5.3(b), Diamond shall promptly, and in any event within 24 hours of receipt thereof, advise Orion orally and in writing of any request for information or of any proposal relating to a Diamond Alternative Transaction, the material terms and conditions of such request or proposal (including any changes thereto) and the identity of the person making such request or proposal.  Diamond shall (i) keep Orion reasonably informed of the status and details (including amendments or proposed amendments) of any such request or proposal on a current basis and (ii) provide to Orion as soon as reasonably practicable after receipt or delivery thereof copies of all correspondence and other written materials exchanged between Diamond or its subsidiaries or any of their Representatives, on the one hand, and any person making such request or proposal, on the other hand, in each case that describes in any material respect any of the material terms or conditions of any such request or proposal.

(d)                                 Nothing contained in this Section 5.3 shall prohibit Diamond from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act pending disclosure of its position thereunder; provided, however, that any such disclosure or statement that constitutes or contains a Diamond Recommendation Change shall be subject to the provisions of Section 5.3(b).

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1                                    Preparation of the Form S-4 and the Joint Proxy Statement; Stockholders Meetings.  (a)    As soon as practicable following the date of this Agreement, Orion and Diamond shall prepare, and the parties shall cause HoldCo to file with the SEC, the Joint Proxy Statement, and Diamond and Orion shall prepare and cause HoldCo to file with the SEC the Form S-4, in which the Joint Proxy Statement shall be included as a prospectus.  Each of Orion, Diamond and HoldCo shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing.  Orion, Diamond and HoldCo shall, as promptly as practicable after receipt thereof, provide the other party copies of any written comments and advise the other party of any oral comments, with respect to the Joint Proxy Statement received from the SEC.  HoldCo, Diamond and Orion shall cooperate and provide the other parties with a reasonable opportunity to review and comment on any amendment or supplement to the Form S-4 prior to filing such with the SEC, and with a copy of all such filings made with the SEC.  Notwithstanding any other provision herein to the contrary, no amendment or supplement (including by incorporation by reference) to the Joint Proxy Statement or the Form S-4 shall be made without the approval of both Orion and Diamond, which approval shall not be unreasonably withheld, conditioned or delayed; provided that with respect to documents filed by a party that are incorporated by reference in the Form S-4 or Joint Proxy Statement, this right of approval shall apply only with respect to information relating to the other party or its business, financial condition or results of operations, or the combined entity; and provided, further, that this approval right shall not apply with respect to information relating to an Orion Recommendation Change or a Diamond Recommendation Change.  Orion shall use reasonable best efforts to cause the Joint Proxy Statement to be mailed to Orion’s stockholders, and Diamond shall use reasonable best efforts to cause the Joint Proxy Statement to be mailed to Diamond’s stockholders, in each case as promptly as practicable after the Form S-4 is declared effective under the Securities Act.  Each party shall advise the other parties, promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, or any request by the SEC for amendment of the Joint Proxy Statement or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information.  If at any time prior to the Effective Time any information relating to Orion, Diamond, HoldCo, or any of their respective affiliates, officers or directors, should be discovered by Orion, Diamond or HoldCo that should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Applicable Law, disseminated to the stockholders of Orion and Diamond.

(b)                                 Orion shall, as promptly as practicable after the Form S-4 is declared effective under the Securities Act, duly give notice of, convene and hold a meeting of its stockholders (the “Orion Stockholders Meeting”) in accordance with the DGCL for the purpose of obtaining the Orion Stockholder Approval and shall, subject to the provisions of Section 5.2(b), through its Board of Directors, recommend to its stockholders the adoption of this Agreement.  Orion may only postpone or adjourn the Orion Stockholder’s Meeting (i) to solicit additional proxies for the purpose of obtaining the Orion Stockholder Approval, (ii) for the absence of a quorum, and (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that Orion has determined after consultation with outside legal counsel is reasonably likely to be required under Applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of Orion prior to the Orion Stockholders Meeting; provided, however, that Orion shall postpone or adjourn the Orion Stockholders Meeting up to two (2) times for up to thirty days each time upon the reasonable request of Diamond.

(c)                                  Diamond shall, as promptly as practicable after the Form S-4 is declared effective under the Securities Act, duly give notice of, convene and hold a meeting of its stockholders (the “Diamond Stockholders Meeting”) in accordance with the DGCL for the purpose of obtaining the Diamond Stockholder Approval and shall, subject to the provisions of Section 5.3(b), through its Board of Directors, recommend to its stockholders the adoption of this Agreement.  Diamond may only postpone or adjourn the Diamond Stockholders Meeting (i) to solicit additional proxies for the purpose of obtaining the Diamond Stockholder Approval, (ii) for the absence of a quorum, and (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that Diamond has determined after consultation with outside legal counsel is reasonably likely to be required under Applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of Diamond prior to the Diamond Stockholders Meeting; provided, however, that Diamond shall postpone or adjourn the Diamond Stockholders Meeting up to two (2) times for up to thirty days each time upon the reasonable request of Orion.

(d)                                 Orion and Diamond shall use reasonable best efforts to hold the Orion Stockholders Meeting and the Diamond Stockholders Meeting on the same date and as soon as reasonably practicable after the date of this Agreement.

(e)                                  The only matters to be voted upon at each of the Orion Stockholders Meeting and the Diamond Stockholders Meeting are (i) the Mergers, as applicable, (ii) any adjournment or postponement of the Orion Stockholders Meeting or the Diamond Stockholders Meeting, as applicable, and (iii) any other matters as are required by Applicable Law.

Section 6.2                                    Access to Information; Confidentiality.  Subject to the Confidentiality Agreement and subject to Applicable Law, and in furtherance of Sections 2.3(a) and 2.3(c) hereof, upon reasonable notice, each of Orion and Diamond shall, and shall cause each of its respective subsidiaries to, afford to the other party and to the officers, employees and Representatives of such other party, reasonable access, during normal business hours during the period from the date of this Agreement to the Effective Time, to all their respective properties, books, contracts, commitments, personnel and records (provided that such access shall not unreasonably interfere with the business or operations of such party), and during such period, each of Orion and Diamond shall, and shall cause each of its respective subsidiaries to, furnish promptly to the other party all information concerning its business, properties and personnel as such other party may reasonably request; provided, however, that the foregoing shall not require Orion or Diamond to disclose any information pursuant to this Section 6.2 to the extent that (i) in the reasonable good faith judgment of such party, any Applicable Law requires such party or its Subsidiaries to restrict or prohibit access to any such information, (ii) in the reasonable good faith judgment of such party, the information is subject to confidentiality obligations to a third party or (iii) disclosure of any such information or document would result in the loss of attorney-client privilege; provided, further, that with respect to clauses (i) through (iii) of this Section 6.2, Orion or Diamond, as applicable, shall use its commercially reasonable efforts to (1) obtain the required consent of any third party necessary to provide such disclosure, (2) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to Orion or Diamond and (3) in the case of clauses (i) through (iii), utilize the procedures of a joint defense agreement or implement such other techniques if the parties determine that doing so would reasonably permit the disclosure of such information without violating Applicable Law or jeopardizing such privilege.  No review pursuant to this Section 6.2 shall affect any representation or warranty given by the other party hereto.  Each of Orion and Diamond shall hold, and shall cause its respective affiliates, officers, employees and Representatives to hold, any nonpublic information in accordance with the terms of the Confidentiality Agreement.

Section 6.3                                    Reasonable Best Efforts.  (a)    Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, as soon as possible following the date hereof, the Mergers and the other transactions contemplated by this Agreement, including using reasonable best efforts in (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities, including any required action or non-action under the Antitrust Laws (the “Required Consents”) prior to the Effective Time, and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain a Required Consent from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers, and any necessary or appropriate financing arrangements, from third parties, (iii) the contesting and defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement, and (v) refraining from taking any action that would reasonably be expected to impede, interfere with, prevent or materially delay the consummation of the Mergers.  In furtherance and not in limitation of the foregoing, each party hereto agrees to make (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable, (ii) appropriate filings, if any are required, pursuant to foreign Antitrust Laws as promptly as practicable and (iii) all other necessary filings with other Governmental Entities relating to the Merger, and, in each case, to supply as promptly as practicable any additional information and documentary material that may be formally or informally requested pursuant to the Antitrust Laws or by such authorities and to use reasonable best efforts to cause the expiration or termination of any applicable waiting periods under the Antitrust Laws and the receipt of the Required Consents as soon as practicable. The parties agree that the use of “reasonable best efforts” in this Section 6.3 shall include proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, (x) the sale, divestiture or disposition of such assets or businesses of either party or its Subsidiaries or affiliates and (y) restrictions, or actions that after the Effective Time would limit HoldCo’s or its subsidiaries’ or affiliates’ freedom of action or operations with respect to, or its ability to retain, one or more of its or its subsidiaries’ businesses, product lines or assets, in each case (A) as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding that would otherwise have the effect of preventing or materially delaying the consummation of the transactions contemplated by this Agreement and (B) conditioned upon the consummation of the Mergers.

(b)                                 The parties shall jointly develop, and each of the parties shall consult and cooperate in all respects with one another, and consider in good faith the views of one another, in connection with the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party, hereto in connection with proceedings under or relating to any Antitrust Law prior to their submission.  Each of the parties shall (i) promptly notify the other party of any communication inquiry or investigation received by that party from, or given by it to, any Governmental Entity and, subject to Applicable Law, permit the other party to review in advance any proposed communication to any such Governmental Entity and incorporate the other party’s reasonable comments, (ii) not agree to participate in any meeting or discussion with any such Governmental Entity in respect of any filing, investigation or inquiry concerning this Agreement or the Mergers unless, to the extent reasonably practicable, it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate therein and (iii) promptly furnish the other party with copies of all correspondence, filings and written communications between them and their affiliates and their respective officers, directors, employees and Representatives, on one hand, and any such Governmental Entity or its respective staff on the other hand, with respect to this Agreement and the Merger in order for such other party to meaningfully consult and participate in accordance with the preceding clauses (i) and (ii), provided that materials furnished pursuant to this Section 6.3(b) may be redacted as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

Section 6.4                                    Indemnification, Exculpation and Insurance.  (a)                       From and after the Effective Time, HoldCo shall indemnify and hold harmless each individual who is as of the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of Diamond or Orion or any of their subsidiaries or who is as of the date of this Agreement, or who thereafter commences prior to the Effective Time, serving at the request of Diamond or Orion, as applicable, or any of their respective subsidiaries as a director or officer of another person (the “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby)), arising out of or pertaining to the fact that the Indemnified Party is or was an officer or director of Diamond or Orion, as applicable, or any of their respective subsidiaries or is or was serving at the request of Diamond or Orion, as applicable, or any of their respective subsidiaries as a director or officer of another person or in respect of any acts or omissions in their capacities as such directors of officers occurring prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the same extent as such Indemnified Parties are indemnified as of the date of this Agreement by Diamond pursuant to the Diamond Certificate of Incorporation, the By-laws of Diamond or the governing or organizational documents of any subsidiary of Diamond, or by Orion pursuant to the Orion Certificate of Incorporation, the By-laws of Orion or the governing organizational documents of any subsidiary of Orion, as applicable, or and any indemnification agreements in existence as of the date of this Agreement.  In the event of any such claim, action, suit or proceeding, (i) each Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from HoldCo to the same extent as such Indemnified Parties are entitled to advance of expenses as of the date of this Agreement by Diamond pursuant to the Diamond Certificate of Incorporation, the By-laws of Diamond or the governing or organizational documents of any subsidiary of Diamond, or by Orion pursuant to the Orion Certificate of Incorporation, the By-laws of Orion or the governing or organizational documents of any subsidiary of Orion, as applicable, and any indemnification agreements in existence as of the date of this Agreement; provided that any person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL, the Diamond Certificate of Incorporation or the By-laws of Diamond, or the Orion Certificate of Incorporation or the By-laws of Orion, as applicable, and any indemnification agreements in existence as of the date of this Agreement, to repay such advances if it is ultimately determined that such person is not entitled to indemnification and (ii) HoldCo shall, and shall cause its subsidiaries to, cooperate in the defense of any such matter.  In the event that HoldCo, Orion Surviving Corporation or Diamond Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, HoldCo, Orion Surviving Corporation and/or Diamond Surviving Corporation, as applicable, shall cause proper provision to be made so that the successors and assigns of HoldCo, Orion Surviving Corporation and/or Diamond Surviving Corporation, as applicable, assume the obligations set forth in this Section 6.4.

(b)                                 For a period of six years from and after the Effective Time, HoldCo shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Diamond or Orion or any of their subsidiaries or provide substitute polices for of not less than the existing coverage and have other terms not less favorable to the insured persons with respect to claims arising from facts or events that occurred on or before the Effective Time, except that in no event shall HoldCo be required to pay with respect to such insurance policies (or substitute insurance policies) (i) of Diamond in respect of any one policy year more than 300% of the annual premium payable by Diamond for such insurance for the prior twelve months (the “Diamond Maximum Amount”), and if HoldCo is unable to obtain the insurance required by this Section 6.4 it shall obtain as much comparable insurance as possible for the years within such six-year period for an annual premium equal to the Diamond Maximum Amount, in respect of each policy year within such period; provided that in lieu of the foregoing, Diamond may obtain at or prior to the Effective Time a six-year “tail” policy under Diamond’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, on an annual basis, does not exceed the Diamond Maximum Amount, or (ii) of Orion in respect of any one policy year more than 300% of the annual premium payable by Orion for such insurance for the prior twelve months (the “Orion Maximum Amount”), and if HoldCo is unable to obtain the insurance required by this Section 6.4 it shall obtain as much comparable insurance as possible for the years within such six-year period for an annual premium equal to the Orion Maximum Amount, in respect of each policy year within such period; provided that in lieu of the foregoing, Orion may obtain at or prior to the Effective Time a six-year “tail” policy under Orion’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, on an annual basis, does not exceed the Orion Maximum Amount.

(c)                                  The provisions of this Section 6.4 (i) shall survive consummation of the Mergers, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Indemnified Parties), his or her heirs and his or her representatives, and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

Section 6.5                                    Fees and Expenses.  Except as set forth in this Section 6.5 and in Section 8.2, all fees and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Mergers are consummated, except that each of Diamond and Orion shall bear and pay one-half of the costs and expenses (other than the fees and expenses of each party’s attorneys and accountants, which shall be borne by the party incurring such expenses) incurred by the parties hereto in connection with (i) the filing, printing and mailing of the Form S-4 and the Joint Proxy Statement (including SEC filing fees) and (ii) the filings of the premerger notification and report forms under the HSR Act and similar laws of other jurisdictions (including filing fees).

Section 6.6                                    Public Announcements.  Orion, Diamond, HoldCo, Orion Merger Sub and Diamond Merger Sub shall consult with each other before issuing any press release or Financing Disclosure or making any public statement with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or Financing Disclosure or make any such public statement without the prior consent of the other, such consent not to be unreasonably withheld, conditioned or delayed.  Notwithstanding the foregoing, (a) any such press release, Financing Disclosure or public statement as may be required by Applicable Law or any listing agreement with any national securities exchange may be issued prior to such consultation if the party making the release or statement has used its reasonable best efforts to consult with the other party, (b) the first sentence of this Section 6.6 shall not apply with respect to an Orion Recommendation Change (or any responses thereto) or Diamond Recommendation Change (or any responses thereto), or the proviso in Sections 5.2(b)(ii) and 5.3(b)(ii) (or any response to a statement made pursuant to Section 5.2(b)(ii) and 5.3(b)(ii)), (c) the first sentence of this Section 6.6 shall not apply to any disclosure of information concerning this Agreement in connection with any dispute between the parties regarding this Agreement, (d) the first sentence of this Section 6.6 shall not apply in respect of any such content that has been previously consented to by the other party, or otherwise exempted from this Section 6.6, to the extent replicated in whole or in party in any subsequent press release or other announcement, and (e) the first sentence of this Section 6.6 shall not apply to any public statement regarding the transactions contemplated hereby in response to questions from the press, analysts, investors or those attending industry conferences, or to internal announcements to employees, so long as such statements are not inconsistent with previous press releases, public disclosures or public statements made jointly by the parties and otherwise in compliance with this Section 6.6 and do not reveal material nonpublic information regarding this Agreement or the transactions contemplated hereby. As used above, “Financing Disclosure” means any reference to, or information in connection with, the Mergers and the transactions contemplated by this Agreement that is included in any documents to be filed with any person (including the SEC), issued, published and/or distributed by Orion, Diamond, HoldCo, Orion Merger Sub or Diamond Merger Sub in connection with any financing transaction to be entered into by any of those parties.

Section 6.7                                    NYSE Listing.  Orion and Diamond shall use reasonable best efforts to cause the HoldCo Common Stock issuable under Article III to be approved for listing on the NYSE, subject to official notice of issuance, as promptly as practicable after the date of this Agreement, and in any event prior to the Closing Date.

Section 6.8                                    Tax Treatment.  Each of Orion, Diamond and their respective subsidiaries shall use reasonable best efforts to cause (a) each of the Orion Merger and the Diamond Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code or, alternatively, as a transaction qualifying for nonrecognition of gain and loss under Section 351 of the Code and (b) the delivery of the opinions of counsel referred to in Sections 7.2(d) and 7.3(d).  The parties shall report each of the Mergers in a manner consistent with such qualification.  None of Orion, Diamond or any of their respective subsidiaries shall take any action, or allow any affiliate to take any action, that could reasonably be expected to preclude any of the foregoing.

Section 6.9                                    Takeover Statutes.  If any antitakeover or similar statute or regulation is or may become applicable to the transactions contemplated by this Agreement, each of the parties hereto and its respective Board of Directors shall (i) grant such approvals and take all such actions as are legally permissible so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and (ii) otherwise act to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated hereby.

Section 6.10                             Conveyance Taxes.  Orion and Diamond shall cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees or any similar Taxes which become payable in connection with the transactions contemplated by this Agreement that are required or permitted to be filed on or before the Effective Time.

Section 6.11                             Employee Benefits. (a) From and after the Effective Time, HoldCo shall assume and honor all Orion Benefit Plans and Diamond Benefit Plans (including, without limitation, and in accordance with the terms thereof, the arrangements identified on Section 6.11 of the Orion Disclosure Letter and Section 6.11 of the Diamond Disclosure Letter).  For all purposes under the employee benefit plans of HoldCo and its affiliates providing benefits to any current or former employee of Orion or Diamond or any of their respective affiliates (collectively, the “Employees”) after the Effective Time (the “New Plans”), and subject to Applicable Law and obligations under any applicable Orion Labor Agreements and Diamond Labor Agreements, each Employee shall be credited with his or her years of service with Orion or Diamond or any of their respective affiliates, as the case may be, before the Effective Time, to the same extent as such Employee was entitled, before the Effective Time, to credit for such service under any similar Orion Benefit Plans or Diamond Benefit Plans, as applicable, except to the extent such credit would result in a duplication of benefits.  In addition, and without limiting the generality of the foregoing, and subject to any Applicable Law and obligations under applicable Orion Labor Agreements or Diamond Labor Agreements: (i) each Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans which are welfare benefit plans to the extent coverage under such New Plan replaces coverage under a comparable Orion Benefit Plan or Diamond Benefit Plan, as applicable, in which such Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”); and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Employee, HoldCo shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Employee and his or her covered dependents, and HoldCo shall cause any eligible expenses incurred by such Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(b)                                 Notwithstanding anything to the contrary in this Agreement, from and after the Effective Time, HoldCo shall honor or cause to be honored, in accordance with their terms, each of the Orion Labor Agreements and Diamond Labor Agreements.  Prior to the Effective Time, Orion shall comply with any obligations it has under Applicable Laws and the Orion Labor Agreements, and Diamond shall comply with any obligations it has under Applicable Laws and the Diamond Labor Agreements, to inform and/or consult with any labor union, labor organization, works council or any other employee representative body in connection with this Agreement, the arrangements proposed in this Agreement and/or the Closing.  Each of Orion and Diamond agree to reasonably cooperate with each other in order to comply with such obligations.

(c)                                  Nothing contained in this Section 6.11 shall (i) be construed to establish, amend, or modify any benefit or compensation plan, program, agreement, contract, policy or arrangement, (ii) limit the ability of HoldCo, Orion or Diamond or any of their subsidiaries or affiliates to amend, modify or terminate any benefit or compensation plan, program, agreement, contract, policy or arrangement at any time assumed, established, sponsored or maintained by any of them, (iii) create any third-party beneficiary rights or obligations in any person (including any Employee) other than the parties to this Agreement or any right to employment or continued employment or to a particular term or condition of employment with HoldCo, Orion or Diamond or any of their subsidiaries, or any of their respective affiliates, or (iv) limit the right of HoldCo, Orion or Diamond (or any of their subsidiaries) to terminate the employment or service of any employee or other service provider following the Closing Date at any time and for any or no reason.

Section 6.12                             Section 16(b).  HoldCo, Orion and Diamond shall each take all such steps as are reasonably necessary to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of Orion or Diamond (including derivative securities) or acquisitions of equity securities of HoldCo (including derivative securities) in connection herewith by any individual who (a) is a director or officer of Orion or Diamond or (b) at the Effective Time, will become a director or officer of HoldCo, in each case to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.13                             Dividend Coordination.  Orion and Diamond shall coordinate with each other to designate the same record and payment dates for any quarterly dividends or distributions declared in accordance with this Agreement in any calendar quarter in which the Closing Date might reasonably be expected to occur.

Section 6.14                             Certain Litigation.  Each party shall promptly advise the other party of any litigation commenced after the date hereof against such party or any of its directors (in their capacity as such) by any stockholders of such party (on their own behalf or on behalf of such party) relating to this Agreement or the transactions contemplated hereby, and shall keep the other party reasonably informed regarding any such litigation.  Such party shall give the other party the opportunity to participate in the defense or settlement of any such stockholder litigation, and no such settlement shall be agreed to without the other party’s prior consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.15                             HoldCo and Merger Sub Approvals.  Promptly following the execution of this Agreement, Diamond and Orion shall cause HoldCo to take all action necessary to cause this Agreement and the transactions contemplated by this Agreement, including the Mergers, to be adopted by HoldCo as the sole stockholders of each of Orion Merger Sub and Diamond Merger Sub, as applicable, for all required purposes under Applicable Law.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.1                                    Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each party to effect the Mergers, as applicable, is subject to the satisfaction or waiver, in whole or in part, (to the extent permitted by Applicable Law) on or prior to the Closing Date of the following conditions:

(a)                                 Stockholder Approvals.  Each of the Orion Stockholder Approval and the Diamond Stockholder Approval shall have been obtained.

(b)                                 HSR Act.  The waiting period (and any extension thereof) applicable to the Mergers under the HSR Act shall have been terminated or shall have expired.

(c)                                  Foreign Approvals. (i) To the extent that the Mergers constitute a concentration within the scope of the EC Merger Regulation or are otherwise a concentration that is subject to the EC Merger Regulation, the European Commission approving the transaction; (ii) if required, the Canada Competition Act Clearance shall have been received; (iii) if required, the approval by the Chinese Ministry of Commerce of the Mergers and the other transactions contemplated by this Agreement shall have been obtained; and (iv) if required, Brazil’s Council for Economic Defence shall have approved the consummation of the Mergers (together with the matters contemplated by Section 7.1(b), the “Requisite Regulatory Approvals”).  For purposes of this Agreement, “Canada Competition Act Clearance” means (A) the issuance of an Advance Ruling Certificate, (B) Orion and Diamond have given the notice required under section 114 of the Canada Competition Act with respect to the Mergers and the other transactions contemplated by this Agreement, and the applicable waiting period under section 123 of the Canada Competition Act has expired or has been terminated in accordance with the Competition Act, or (C) the obligation to give the requisite notice has been waived pursuant to paragraph 113(c) of the Canada Competition Act; and in the case of (B) or (C), Orion and Diamond have been advised in writing by the Commissioner that he does not, at such time, intend to make an application under section 92 of the Canada Competition Act in respect of the Mergers and the other transactions contemplated by this Agreement.

(d)                                 No Injunctions or Restraints.  No judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction or other legal restraint or prohibition (collectively, “Restraints”) shall be in effect preventing the consummation of the Orion Merger or the Diamond Merger; (it being understood and agreed by the parties that, with respect to any Restraints, only a court of competent jurisdiction or other Governmental Entity in the jurisdictions identified on Section 7.1(d) of the Orion Disclosure Letter shall constitute a court of competent jurisdiction or other Governmental Entity for purposes of this Section 7.1(d)).

(e)                                  Form S-4.  The Form S-4 shall have become effective under the Securities Act prior to the mailing of the Joint Proxy Statement by each of Orion and Diamond to their respective stockholders, and no stop order or proceedings seeking a stop order shall be threatened by the SEC or shall have been initiated by the SEC.

(f)                                   NYSE Listing.  The shares of HoldCo Common Stock issuable to the stockholders of Diamond and the stockholders of Orion as contemplated by Article III shall have been approved for listing on the NYSE, subject to official notice of issuance

(g)                                  Section 355 Overlap.  Orion and Diamond shall have reasonably determined, utilizing data available as of the time of the Closing that (i) the Diamond Merger and related transactions shall not constitute an acquisition of a fifty percent or greater interest (within the meaning of Section 355(d)(4) of the Code) in Diamond, as determined under the principles of Section 355(e) of the Code and the Treasury regulations promulgated thereunder, and (ii) the Orion Merger and related transactions shall not constitute an acquisition of a fifty percent or greater interest (within the meaning of Section 355(d)(4) of the Code) in Orion, as determined under the principles of Section 355(e) of the Code and the Treasury regulations promulgated thereunder.  Such determination shall be made as reasonably agreed to by Orion and Diamond, substantially consistent with Schedule 7.1(g), as updated or revised by mutual agreement of Orion and Diamond from time to time prior to Effective Time.

Section 7.2                                    Conditions to Obligations of Diamond.  The obligation of Diamond to effect the Diamond Merger is further subject to satisfaction or waiver, in whole or in part, (to the extent permitted by Applicable Law) of the following conditions:

(a)                                 Representations and Warranties. (i) the representations and warranties of Orion contained in Section 4.1(a), Section 4.1(b)(i), Section 4.1(c) and Section 4.1(n) shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the date of this Agreement, in which case such representations and warranties, shall be true and correct in all material respects as of such date); (ii) the representations and warranties of Orion contained in Section 4.1(g)(ii) shall be true and correct as of the Closing Date as though made on the Closing Date; and (iii) each of the representations and warranties of Orion contained in this Agreement (other than those contained in the sections set forth in the preceding clauses (i) and (ii)) (without giving effect to any limitation as to “materiality”, “Material Adverse Effect” or any provisions contained therein relating to preventing or materially delaying the consummation of any of the transactions contemplated hereby set forth therein) shall be true and correct as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the date of this Agreement, in which case such representations and warranties shall be true and correct as of such date), except where the failure to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate with respect to all such failures, a Material Adverse Effect on Orion.

(b)                                 Performance of Obligations of Orion.  Orion shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)                                  Officer’s Certificate.  Diamond shall have received an officer’s certificate duly executed by the Chief Executive Officer or the Chief Financial Officer of Orion to the effect that the conditions set forth in Sections 7.2(a) and 7.2(b) have been satisfied.

(d)                                 Tax Opinion.  Diamond shall have received an opinion of Weil, Gotshal & Manges LLP, in form and substance reasonably satisfactory to Diamond, dated the date of the Effective Time, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, for United States federal income tax purposes the Diamond Merger and the Orion Merger will each qualify as a “reorganization” within the meaning of Section 368(a) of the Code or, alternatively, as a transaction qualifying for nonrecognition of gain and loss under Section 351 of the Code.  In rendering such opinion, Weil, Gotshal & Manges LLP may receive and rely upon representations contained in certificates of HoldCo, Diamond, Orion and others, and the parties hereto agree to provide Weil, Gotshal &

Manges LLP with such certificates as it may reasonably request in connection with rendering its opinion.

Section 7.3                                    Conditions to Obligations of Orion.  The obligation of Orion to effect the Orion Merger is further subject to satisfaction or waiver, in whole or in part, (to the extent permitted by Applicable Law) of the following conditions:

(a)                                 Representations and Warranties. (i) The representations and warranties of Diamond contained in Section 4.2(a), Section 4.2(b)(i), Section 4.2(c) and Section 4.2(n) shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the date of this Agreement, in which case such representations and warranties shall be true and correct in all material respects as of such date); (ii) the representations and warranties of Diamond contained in Section 4.2(g)(ii) shall be true and correct as of the Closing Date as though made on the Closing Date and (iii) each of the representations and warranties of Diamond contained in this Agreement (other than those contained in the sections set forth in the preceding clauses (i) and (ii)) (without giving effect to any limitation as to “materiality,” “Material Adverse Effect” or any provisions contained therein relating to preventing or materially delaying the consummation of any of the transactions contemplated hereby set forth therein) shall be true and correct as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the date of this Agreement, in which case such representations and warranties shall be true and correct as of such date), except where the failure to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate with respect to all such failures, a Material Adverse Effect on Diamond.

(b)                                 Performance of Obligations of Diamond.  Diamond shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)                                  Officer’s Certificate.  Orion shall have received an officer’s certificate duly executed by the Chief Executive Officer or the Chief Financial Officer of Diamond to the effect that the conditions set forth in Sections 7.3(a) and 7.3(b) have been satisfied.

(d)                                 Tax Opinion.  Orion shall have received an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, in form and substance reasonably satisfactory to Orion, dated the date of the Effective Time, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, for United States federal income tax purposes the Diamond Merger and the Orion Merger will each qualify as a “reorganization” within the meaning of Section 368(a) of the Code or, alternatively, as a transaction qualifying for nonrecognition of gain and loss under Section 351 of the Code.  In rendering such opinion, Skadden, Arps, Slate, Meagher & Flom LLP may receive and rely upon representations contained in certificates of HoldCo, Orion, Diamond and others, and the parties hereto agree to provide Skadden, Arps, Slate, Meagher & Flom LLP with such certificates as it may reasonably request in connection with rendering its opinion.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1                                    Termination.  This Agreement may be terminated at any time prior to the Effective Time, and (except in the case of Section 8.1(e) or 8.1(f)) whether before or after the Orion Stockholder Approval or the Diamond Stockholder Approval:

(a)                                 by mutual written consent of Orion and Diamond;

(b)                                 by either Orion or Diamond:

(i)                                     if the Mergers shall not have been consummated by March 15, 2017 (the “Outside Date”); provided, that if the Closing shall not have occurred by the Outside Date but on that date any of the conditions set forth in Section 7.1(b), Section 7.1(c) or Section 7.1(d) (solely as it relates to any Antitrust Laws) shall not be satisfied but all other conditions shall have been satisfied or waived (other than those that by their terms are to be fulfilled at the Closing), then either Diamond or Orion may elect (by delivery written notice to the other party at or prior to 11:59 p.m. Eastern time, on March 15, 2017) to extend the Outside Date to June 15, 2017; and provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party whose failure to perform any of its material obligations under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Mergers to be consummated by such time;

(ii)                                  if the Orion Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote at an Orion Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof;

(iii)                               if the Diamond Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote at a Diamond Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof;

(iv)                              if any Restraint having any of the effects set forth in Section 7.1(d) shall be in effect and shall have become final and nonappealable, or if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Orion Merger or the Diamond Merger and such denial has become final and nonappealable, provided that the party seeking to terminate this Agreement pursuant to this Section 8.1(b)(iv) shall have used reasonable best efforts to prevent the entry of and to remove such Restraint or to obtain such Requisite Regulatory Approval, as the case may be;

(c)                                  by Diamond (provided that Diamond is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement), if Orion shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.2(a) or 7.2(b) and (ii) is incapable of being cured by Orion or is not cured within 30 days of written notice thereof;

(d)                                 by Orion (provided that Orion is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement), if Diamond shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.3(a) or 7.3(b) and (ii) is incapable of being cured by Diamond or is not cured within 30 days of written notice thereof;

(e)                                  by Diamond, at any time prior to the Orion Stockholders Meeting, if a Diamond Triggering Event shall have occurred; and

(f)                                   by Orion, at any time prior to the Diamond Stockholders Meeting, if an Orion Triggering Event shall have occurred.

Section 8.2                                    Effect of Termination.  (a) In the event of termination of this Agreement as provided in Section 8.1, and subject to the provisions of Section 9.1, this Agreement shall forthwith become void, and there shall be no liability or obligation on the part of any of the parties, except (i) the provisions of this Section 8.2, the last sentence of Section 6.2, Section 6.5 and Article IX shall survive any such termination of this Agreement and no such termination shall relieve either party from any liability or obligation under such provisions and (ii) nothing contained herein shall relieve any party from liability for any Willful Breach hereof.

(b)                                 If this Agreement is terminated (i) by Diamond pursuant to Section 8.1(e); provided, that if either Diamond or Orion terminate this Agreement pursuant to Section 8.1(b)(ii) at a time when Diamond would have been entitled to terminate this Agreement pursuant to Section 8.1(e), this Agreement shall be deemed terminated pursuant to Section 8.1(e) for purposes of this Section 8.2(b), (ii) by Diamond or Orion pursuant to Section 8.1(b)(ii) or by Diamond pursuant to Section 8.1(c) and at or prior to the Orion Stockholders Meeting, in the case of a termination pursuant to Section 8.1(b)(ii), or at or prior to the time of such breach by Orion referred to in the case of a termination pursuant to Section 8.1(c), there shall have been publicly made directly to the stockholders of Orion generally or shall otherwise have become publicly known or any person shall have publicly announced an intention (whether or not conditional) to make, an offer or proposal for a transaction that would constitute an Orion Alternative Transaction (an “Orion Qualifying Transaction”), which shall not have been withdrawn on or prior to the Orion Stockholders Meeting in the case of a termination pursuant to Section 8.1(b)(ii) or prior to the time of such breach in the case of a termination pursuant to Section 8.1(c) or (iii) by Diamond or Orion pursuant to Section 8.1(b)(i) because the Mergers have not been consummated at or prior to the Outside Date (as it may be extended) if the Diamond Stockholder Approval shall have been obtained prior to the Outside Date (as it may be extended), and at or prior to the time of such termination there shall have been made to Orion, or shall have been made directly to the stockholders of Orion generally or shall otherwise have become publicly known or any person shall have publicly announced an intention (whether or not conditional) to make, an offer or proposal for a transaction that would constitute an Orion Qualifying Transaction (whether or not such offer or proposal will have been withdrawn prior to the Outside Date (as it may be extended)), in each case set forth above, and, in the case of clauses (b)(ii) and (b)(iii), if within 12 months of termination of this Agreement (A) Orion or its subsidiaries enters into a definitive agreement with any Orion Third Party with respect to an Orion Qualifying Transaction or (B) any Orion Qualifying Transaction is consummated, then Orion shall pay to Diamond, not later than (x) in the case of clause (b)(i), the date of termination of this Agreement and (y) in the case of clauses (b)(ii) and (b)(iii), one business day after the earlier of the date the agreement referred to in clause (A) is entered into or the Orion Qualifying Transaction referred to in clause (B) is consummated, a termination fee of $1,900,000,000 (the “Termination Fee”); provided that for the purpose of the definition of Orion Qualifying Transaction, the term Orion Alternative Transaction shall have the meaning assigned to the term in Section 5.3, except that all references to “20%” shall be deemed replaced with “50%”.

(c)                                  If this Agreement is terminated (i) by Orion pursuant to Section 8.1(f); provided, that if either Orion or Diamond terminate this Agreement pursuant to Section 8.1(b)(iii) at a time when Orion would have been entitled to terminate this Agreement pursuant to Section 8.1(f), this Agreement shall be deemed terminated pursuant to Section 8.1(f) for purposes of this Section 8.2(c), (ii) by Diamond or Orion pursuant to Section 8.1(b)(iii) or by Orion pursuant to Section 8.1(d) and at or prior to the Diamond Stockholder Meeting, in the case of a termination pursuant to Section 8.1(b)(iii), or at or prior to the time of such breach by Diamond referred to in the case of a termination pursuant to Section 8.1(d), there shall have been publicly made directly to the stockholders of Diamond generally or shall otherwise have become publicly known or any person shall have publicly announced an intention (whether or not conditional) to make, an offer or proposal for a transaction that would constitute a Diamond Alternative Transaction (a “Diamond Qualifying Transaction”), which shall not have been withdrawn on or prior to the Diamond Stockholders Meeting in the case of a termination pursuant to Section 8.1(b)(iii) or prior to the time of such breach in the case of Section 8.1(d) or (iii) by Orion or Diamond pursuant to Section 8.1(b)(i) because the Mergers have not been consummated at or prior to the Outside Date (as it may be extended) if the Orion Stockholder Approval shall have been obtained prior to the Outside Date (as it may be extended), and at or prior to the time of such termination there shall have been made to Diamond, or shall have been made directly to the stockholders of Diamond generally or shall otherwise have become publicly known or any person shall have publicly announced an intention (whether or not conditional) to make, an offer or proposal for a transaction that would constitute a Diamond Qualifying Transaction (whether or not such offer or proposal will have been withdrawn prior to the Outside Date (as it may be extended)), in each case set forth above, and, in the case of clauses (c)(ii) and (c)(iii), if within 12 months of termination of this Agreement (A) Diamond or its subsidiaries enters into a definitive agreement with any Diamond Third Party with respect to a Diamond Qualifying Transaction or (B) any Diamond Qualifying Transaction is consummated, then Diamond shall pay to Orion, not later than (x) in the case of clause (c)(i), the date of termination of this Agreement, and (y) in the case of clauses (c)(ii) and (c)(iii), one business day after the earlier of the date the agreement referred to in clause (A) is entered into or the Diamond Qualifying Transaction referred to in clause (B) is consummated, the Termination Fee; provided that for the purpose of the definition of Diamond Qualifying Transaction, the term Diamond Alternative Transaction shall have the meaning assigned to the term in Section 5.3, except that all references to “20%” shall be deemed replaced with “50%”.

(d)                                 Each Termination Fee payable under Sections 8.2(b) and 8.2(c) shall be payable in immediately available funds no later than the applicable date set forth in Sections

8.2(b) and 8.2(c).  If a party fails to promptly pay to the other party any fee due under such Sections 8.2(b) and 8.2(c), the defaulting party shall pay the costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment.

(e)                                  Each party agrees that notwithstanding anything in this Agreement to the contrary (other than with respect to claims for, or arising out of or in connection with a Willful Breach hereunder), (i) in the event that any Termination Fee is paid to a party in accordance with this Section 8.2, the payment of such Termination Fee shall be the sole and exclusive remedy of such party, its subsidiaries, stockholders, affiliates, officers, directors, employees and Representatives against the other party or any of its Representatives or Affiliates for, and (ii) in no event will the party being paid any Termination Fee or any other such person seek to recover any other money damages or seek any other remedy based on a claim in law or equity with respect to, in each case of clause (i) and (ii), (A) any loss suffered, directly or indirectly, as a result of the failure of the Mergers to be consummated, (B) the termination of this Agreement, (C) any liabilities or obligations arising under this Agreement, or (D) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement, and (iii) upon payment of any Termination Fee in accordance with this Section 8.2, no party nor any affiliates or Representatives of any party shall have any further liability or obligation to the other party relating to or arising out of this Agreement or the transactions contemplated hereby.

Section 8.3                                    Amendment.  Subject to compliance with Applicable Law, this Agreement may be amended by the parties hereto at any time before or after the Orion Stockholder Approval or the Diamond Stockholder Approval; provided, however, that (a) after any such approval, there may not be, without further approval of the stockholders of Orion (in the case of the Orion Stockholder Approval) and the stockholders of Diamond (in the case of the Diamond Stockholder Approval), any amendment of this Agreement that changes the amount or the form of the consideration to be delivered to the holders of Orion Common Stock or Diamond Common Stock hereunder or that by law otherwise expressly requires the further approval of the stockholders of Orion or the stockholders of Diamond, as the case may be, and (b) except as provided above, no amendment of this Agreement shall be submitted to be approved by the stockholders of Orion or the stockholders of Diamond.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto and duly approved by the parties’ respective Boards of Directors or a duly authorized committee thereof.

Section 8.4                                    Extension; Waiver.  At any time prior to the Effective Time, a party hereto may, subject to the proviso of Section 8.3 (and for this purpose treating any waiver referred to below as an amendment), (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement, (c) waive compliance by the other party with any of the agreements or conditions contained in this Agreement or (d) waive the satisfaction of any of the conditions contained in this Agreement.  No extension or waiver by Orion or Diamond shall require the approval of the stockholders of Orion or Diamond, respectively, unless such approval is required by Applicable Law.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.  Any extension or waiver given in compliance with this Section 8.4 or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1                                    Nonsurvival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.  This Section 9.1 shall not limit Section 8.2(a) or any covenant or agreement of the parties that, by its terms, contemplates performance after the Effective Time.

Section 9.2                                    Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or faxed (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)                                 if to Diamond to:

The Dow Chemical Company
2030 Dow Center
Midland, Michigan 48674
Attention: Executive Vice President and General Counsel

Facsimile: (989) 638-9397

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
Attention: Michael J. Aiello, Esq.

Email:  michael.aiello@weil.com

Attention:  James R. Griffin, Esq.

Email:  james.griffin@weil.com

Attention: Sachin Kohli, Esq.

Email:  sachin.kohli@weil.com

Facsimile: (212) 310-8007

(b)                                 if to Orion, to:

E. I. du Pont de Nemours and Company,

Chestnut Run Plaza, 974 Centre Road,

P. O. Box 2915

Wilmington, Delaware 19805

Attn: Stacy L. Fox
Facsimile: 302-999-5094

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY, 10036

Attention: Peter Allan Atkins, Esq.

Email: peter.atkins@skadden.com

Attention: Brandon Van Dyke, Esq.

Email: brandon.vandyke@skadden.com

Section 9.3                                    Definitions.  For purposes of this Agreement:

(a)                                 An “affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise;

(b)                                 “Certificate of Designations” means the Certificate of Designations of Cumulative Convertible Perpetual Preferred Stock, Series A of Diamond;

(c)                                  “Controlled Group Liability” means any and all liabilities (A) under Title IV of ERISA, (B) under Section 302 of ERISA, (C) under Sections 412, 430 and 4971 of the Code, (D) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, or (E) under corresponding or similar provisions of foreign laws;

(d)                                 “Diamond Benefit Plan” means each employee or director benefit plan, arrangement or agreement, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA (whether or not such plan is subject to ERISA), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock or stock-based, severance, retention, employment, change of control or fringe benefit plan, program or agreement that is or has been sponsored, maintained or contributed to by Diamond or any of its subsidiaries or which Diamond or any of its subsidiaries is obligated to sponsor, maintain or contribute to, but excluding any Multiemployer Plan;

(e)                                  “Diamond Deferred Stock” means deferred shares of Diamond Common Stock;

(f)                                   “Diamond Equity Plans” means the Diamond Amended and Restated 2012 Stock Incentive Plan, the Diamond 1988 Award and Option Plan and any other plan pursuant to which Diamond Equity Awards are issued;

(g)                                  “Diamond Labor Agreement” means each U.S. Diamond Labor Agreement and Non-U.S. Diamond Labor Agreement;

(h)                                 “Diamond Option” means an option to purchase shares of Diamond Common Stock and each stock appreciation right with respect to Diamond Common Stock;

(i)                                     “Diamond Performance Deferred Stock” means deferred shares of Diamond Common Stock that are subject to specified performance targets;

(j)                                    “Diamond Triggering Event” shall be deemed to have occurred if: (A) the Board of Directors of Orion or any committee thereof shall have made an Orion Recommendation Change; (B) Orion shall have failed to include in the Joint Proxy Statement the recommendation of the Board of Directors of Orion; (c) the Board of Directors of Orion fails to reaffirm unanimously and publicly its recommendation of this Agreement and the Orion Merger, within five (5) business days (or, if earlier, prior to the date of the Orion Stockholders Meeting) after Diamond requests in writing that such recommendation be reaffirmed publicly; (d) a tender or exchange offer relating to shares of Orion Common Stock shall have been commenced and Orion shall not have sent to its securityholders, within ten (10) business days after the commencement of such tender or exchange offer (or, if earlier, prior to the Orion Stockholders Meeting), a statement disclosing that Orion recommends rejection of such tender or exchange offer and reaffirming its recommendation of this Agreement, the Merger; (e) an Orion Alternative Transaction is publicly announced, and Orion fails to issue a press release that reaffirms unanimously its recommendation of this Agreement and the Orion Merger, within five (5) business days (or, if earlier, prior to the Orion Stockholders’ Meeting) after such Orion Alternative Transaction is publicly announced; or (f) Orion or any Representative of Orion shall have breached any of the provisions set forth in Section 5.2 in any material respect;

(k)                                 “ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended;

(l)                                     “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA;

(m)                             “HoldCo Series A Preferred Stock” means Cumulative Convertible Perpetual Preferred Stock, Series A of HoldCo, par value $0.01, having the same rights, preferences, privileges and voting powers, and limitations and restrictions, taken as a whole, as are not less favorable to the holders thereof than the rights, preferences, privileges and voting powers and limitations and restrictions of the shares of Diamond Series A Preferred Stock issued and outstanding as of the date of this Agreement;

(n)                                 “knowledge” of any person that is not a natural person means the knowledge of such person’s Chief Executive Officer, Chief Financial Officer, General Counsel and head of human resources;

(o)                                 “Material Adverse Effect” on Orion or Diamond means any fact, circumstance, effect, change, event or development (each, an “Effect”) that materially adversely affects the business, properties, financial condition or results of operations of Orion and its subsidiaries, or Diamond and its subsidiaries, in each case taken as a whole, respectively, excluding any Effect to the extent that it results from or arises out of (A) general economic or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction (in each case, other than any Effect that affects either Orion and its subsidiaries or Diamond and its subsidiaries, as applicable, in a materially disproportionate manner as compared to other companies that participate in the businesses that Orion and its subsidiaries or Diamond and its subsidiaries, as applicable, operate, but, in such event, only the incremental disproportionate impact of any such Effect shall be taken into account in determining whether a “Material Adverse Effect” has occurred), (B) any failure, in and of itself, by Orion or Diamond to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect on Orion or Diamond, respectively, unless otherwise excluded in this definition of “Material Adverse Effect”), (C) the execution and delivery of this Agreement or the public announcement or pendency of the Mergers or any of the other transactions contemplated by this Agreement, including any litigation resulting or arising therefrom or with respect thereto (except that this clause (C) shall not apply with respect to the representations or warranties in Section 4.1(b)(ii) and (iii), in the case of Orion, and Section 4.2(b)(ii) and (iii), the case of Diamond), (D) any change, in and of itself, in the market price or trading volume of Orion’s or Diamond’s, respectively, securities (it being understood that the facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been or will be, a Material Adverse Effect on Orion or Diamond, respectively, unless otherwise excluded in this definition of “Material Adverse Effect”), (E) any change in Applicable Law, regulation or GAAP (or authoritative interpretation thereof) (in each case, other than any Effect that affects either Orion and its subsidiaries or Diamond and its subsidiaries, as applicable, in a materially disproportionate manner as compared to other companies that participate in the businesses that Orion and its subsidiaries or Diamond and its subsidiaries, as applicable, operate, but, in such event, only the incremental disproportionate impact of any such Effect shall be taken into account in determining whether a “Material Adverse Effect” has occurred), (F) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement (in each case, other than any Effect that affects either Orion and its subsidiaries or Diamond and its subsidiaries, as applicable, in a materially disproportionate manner as compared to other companies that participate in the businesses that Orion and its subsidiaries or Diamond and its subsidiaries, as applicable, operate, but, in such event, only the incremental disproportionate impact of any such Effect shall be taken into account in determining whether a “Material Adverse Effect” has occurred), (G) any hurricane, tornado, flood, earthquake or other natural disaster (in each case, other than any Effect that affects either Orion and its subsidiaries or Diamond and its subsidiaries, as applicable, in a materially disproportionate manner as compared to other companies that participate in the businesses that Orion and its subsidiaries or Diamond and its subsidiaries, as applicable, operate, but, in such event, only the incremental disproportionate impact of any such Effect shall be taken into account in determining whether a “Material Adverse Effect” has occurred), or (H) any action expressly required by Section 6.3 of this Agreement;

(p)                                 “Multiemployer Plan” means any plan that is a multiemployer plan, as defined in Section 3(37) or 4001(a)(3) of ERISA;

(q)                                 “Multiple Employer Plan” means any plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA;

(r)                                    “New Entity Organizational Documents” means the organizational documents of HoldCo, Diamond Merger Sub and Orion Merger Sub;

(s)                                   “Orion Benefit Plan” means each employee or director benefit plan, arrangement or agreement, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA (whether or not such plan is subject to ERISA), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock or stock-based, severance, retention, employment, change of control or fringe benefit plan, program or agreement that is or has been sponsored, maintained or contributed to by Orion or any of its subsidiaries or which Orion or any of its subsidiaries is obligated to sponsor, maintain or contribute to, but excluding any Multiemployer Plan;

(t)                                    “Orion Equity Plans” means the Orion Equity and Incentive Plan as in effect from time to time, the Orion Stock Performance Plan, the Orion Stock Accumulation and Deferred Compensation Plan for Directors, the Orion Management Deferred Compensation Plan, the Orion Retirement Savings Restoration Plan and any other plan pursuant to which Orion Equity Awards are granted;

(u)                                 “Orion Labor Agreement” means each U.S. Orion Labor Agreement and Non-U.S. Orion Labor Agreement;

(v)                                 “Orion Option” means an option to purchase shares of Orion Common Stock;

(w)                               “Orion PSU Award” means an award of restricted stock units in respect of shares of Orion Common Stock whose vesting is conditioned in whole or part on the satisfaction of performance criteria;

(x)                                 “Orion RSU Award” means an award of restricted stock units in respect of shares of Orion Common Stock whose vesting is not conditioned in any part on the satisfaction of performance criteria;

(y)                                 “Orion Triggering Event” shall be deemed to have occurred if: (A) the Board of Directors of Diamond or any committee thereof shall have made a Diamond Recommendation Change; (B) Diamond shall have failed to include in the Joint Proxy Statement the recommendation of the Board of Directors of Diamond; (c) the Board of Directors of Diamond fails to reaffirm unanimously and publicly its recommendation of this Agreement and the Diamond Merger, within five (5) business days (or, if earlier, prior to the date of the Diamond Stockholders Meeting) after Orion requests in writing that such recommendation be reaffirmed publicly; (d) a tender or exchange offer relating to shares of Diamond Common Stock shall have been commenced and Diamond shall not have sent to its securityholders, within ten (10) business days after the commencement of such tender or exchange offer (or, if earlier, prior to the Diamond Stockholders Meeting), a statement disclosing that Diamond recommends rejection of such tender or exchange offer and reaffirming its recommendation of this Agreement, the Merger; (e) a Diamond Alternative Transaction is publicly announced, and Diamond fails to issue a press release that reaffirms unanimously its recommendation of this Agreement and the Diamond Merger, within five (5) business days (or, if earlier, prior to the Diamond Stockholders’ Meeting) after such Diamond Alternative Transaction is publicly announced; or (f) Diamond or any Representative of Diamond shall have breached any of the provisions set forth in Section 5.3 in any material respect;

(z)                                  “person” means a natural person, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity;

(aa)                          a “subsidiary” of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, greater than 50% of the equity interests of which) is owned directly or indirectly by such first person; and

(bb)                          “Willful Breach” means a material breach or failure to perform that is the consequence of an act or omission of a party, with the knowledge that the taking of, or failure to take, such act would, or would be reasonably expected to, cause a material breach of this Agreement.

Section 9.4                                    Interpretation.  When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement, unless otherwise indicated.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The term “or” is not exclusive.  The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”  All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, unless otherwise specifically indicated.  References to a person are also to its permitted successors and assigns.  Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America.  Whenever a consent or approval of Orion or Diamond is required under this Agreement, such consent or approval may be executed and delivered only by an executive officer of such party.

Section 9.5                                    Counterparts.  This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties.

Section 9.6                                    Entire Agreement; No Third-Party Beneficiaries; No Additional Representations.  (a)                            This Agreement (including the documents, exhibits, schedules and instruments referred to herein), taken together with the Confidentiality Agreement, (i) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the Mergers and the other transactions contemplated by this Agreement and (ii) except for the provisions of Section 6.4, is not intended to confer upon any person other than the parties any rights or remedies.

(b)                                 The parties acknowledge and agree that none of Orion, Diamond or any other person has (i) made any representation or warranty, expressed or implied, as to the respective businesses of Orion and Diamond, or the accuracy or completeness of any information regarding such businesses furnished or made available to the parties and (ii) relied on any representation or warranty of Orion, Diamond or any other person, as applicable, except as expressly set forth in this Agreement; provided, however, that this section shall not apply to representations contained in certificates received from Orion, Diamond, HoldCo or others, received by Weil, Gotshal & Manges LLP or Skadden, Arps, Slate, Meagher & Flom LLP, pursuant to Sections 7.2(d) and 7.3(d), respectively.

Section 9.7                                    GOVERNING LAW.  THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER ANY APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

Section 9.8                                    Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties.  Any purported assignment in violation of the preceding sentence shall be void.  Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 9.9                                    Specific Enforcement.  The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement in any court referred to in clause Section 9.10 below, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity.  The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

Section 9.10                             Jurisdiction.  In any action between the parties arising out of or relating to this Agreement or any of the transactions contemplated hereby, each of the parties (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware in and for New Castle County, Delaware; (ii) agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from such court; and (iii) agrees that it will not bring any such action in any court other than the Court of Chancery for the State of Delaware in and for New Castle County, Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and appellate courts thereof.  Service of process, summons, notice or document to any party’s address and in the manner set forth in Section 9.2 shall be effective service of process for any such action.

Section 9.11                             Headings, etc.  The headings, table of contents and index of defined terms contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.12                             Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party or such party waives its rights under this Section 9.12 with respect thereto.  Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by Applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

THE DOW CHEMICAL COMPANY

By:	/s/ Andrew N. Liveris
Name:	Andrew N. Liveris
Title:	President, Chairman, and Chief Executive Officer

E. I. DU PONT DE NEMOURS AND COMPANY

By:	/s/ Edward D. Breen
Name:	Edward D. Breen
Title:	Chair and Chief Executive Officer

DIAMOND-ORION HOLDCO, INC.

By:	/s/ Howard Ungerleider
Name:	Howard Ungerleider
Title:	President

By:	/s/ Nicholas C. Fanandakis
Name:	Nicholas C. Fanandakis
Title:	Vice President and Treasurer

DIAMOND MERGER SUB, INC.

By:	/s/ Howard Ungerleider
Name:	Howard Ungerleider
Title:	President

ORION MERGER SUB, INC.

By:	/s/ Howard Ungerleider
Name:	Howard Ungerleider
Title:	President